3/18

04010704

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Volkswagen AG

*CURRENT ADDRESS

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2188 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/18/04

VOLKSWAGEN AG

ANNUAL REPORT 2003



TRUST IS A QUESTION OF QUALITY, MORE SO TODAY THAN EVER BEFORE. THE SUCCESS OF OUR BRANDS SPEAKS FOR THE TRUST PLACED IN OUR PRODUCTS, PRODUCTS WHICH ARE BASED ON A SIMPLE PRINCIPLE THAT IS THE FOUNDATION OF OUR ENTIRE CREATIVE PROCESS – A PASSION FOR CARS. A PASSION WE WOULD LIKE TO SHARE WITH YOU.

>>> EACH BRAND IS A WORLD OF ITS OWN.



IN TOUCH WITH LIFE


Ultima
Edición

From the legendary Beetle to the exclusive Phaeton: each Volkswagen bears witness to our passion for creating values that last for generations. All over the world, Volkswagen has been a part of people's lives for decades. It's a great feeling to get back the passion we put into our cars. "Volkswagen – Aus Liebe zum Automobil".



CONTENTS

The Annual Report contains the consolidated financial statements of the Volkswagen Group, the management report of the Volkswagen Group and of Volkswagen AG, as well as additional information.



66

OUTLOOK

Looking to the future with new models

Individuality is the key – in design and driving enjoyment. High safety standards, on the other hand, are essential in all models. Our investment is targeted at new models and new technologies.

76

EMPLOYEES

Well prepared

>> Fit for the future with qualified and motivated employees
>> Incentives reward performance – the Volkswagen way



66 72 76 82



72

SUSTAINABILITY AND ENVIRONMENTAL PROTECTION

Committed to the community and the environment

>> Ecological and social action fosters economic success
>> Volkswagen's sustainability strategy draws on innovation and co-operation

82

BUSINESS LINES AND MARKETS

Volkswagen – an established multi-brand Group with a presence on many markets

>> Volkswagen brand group
>> Audi brand group
>> Commercial Vehicles
>> Financial Services

Dear Shareholder,

In the course of the financial year 2003 the Supervisory Board was kept regularly informed with detailed reports on the position of the Company and business development. It also provided advice and support to the Board of Management. Furthermore, we were consulted directly in all decisions of fundamental significance to Volkswagen. The Supervisory Board was convened for a total of five meetings in the course of the year under review. The Presidium of the Supervisory Board, comprising four of its members, was convened prior to each scheduled meeting. All members of the Supervisory Board attended more than half of the meetings.

The Board of Management provided us with regular, complete and prompt verbal and written reports on issues relating to the development of business, corporate planning and the risk situation, as well as risk management. The necessary documentation was furnished to us in good time prior to each meeting by the Board of Management. The Board of Management also provided us with detailed monthly reports on the business activities of the Group. In addition to the latest volume and financial figures, the reports also included comparisons against budget and prior year figures for the Group and the individual brands and regions, as well as updated forecasts for the full year. Reasons for any variations from set budgets and targets were disclosed. Additional questions from the Supervisory Board were answered directly by the Board of Management in writing or verbally.

The Audit Committee established in the previous year was convened a total of four times in the course of the financial year 2003. It dealt specifically with matters relating to the Group's accounts and their auditing by the auditors. The Committee also considered matters relating to risk management. The Mediation Committee was not required to convene. The two committees are each composed of two representatives of the shareholders and two employee representatives respectively, each of the represented groups having equal rights and standing. Membership of the respective committees is indicated in the list of Supervisory Board members in the "Facts and Figures" section of the Annual Report on page 67.

The focus of our Supervisory Board meetings was on the current business development of the Group and the general situation in the automotive sector. We also consulted in detail on the new Group structure and the associated strategic orientation of the individual brands. The proposals regarding the medium-term financial and investment planning of the Volkswagen Group for the years 2004 to

2008 submitted by the Board of Management were routinely presented, discussed in detail and approved by the Supervisory Board at its meeting on November 14, 2003. The Supervisory Board also approved the investment program of Volkswagen AG.

That meeting also dealt in detail with the German Corporate Governance Code and the amendments made by the Government Commission in 2003, including their further implementation by Volkswagen. Jointly with the Board of Management, we issued the declaration required in accordance with Section 161 of the German Corporation Act (AktG) regarding compliance with the recommendations of the Code. The declaration was published on the Volkswagen AG website. Further details can be found in the "Financial Communication" section of this Report and in the notes to the consolidated financial statements.

At the Supervisory Board meeting on February 27, 2004 we consulted in detail on the consolidated financial statements of the Volkswagen Group and the financial statements of Volkswagen AG for the year ending December 31, 2003 as well as on the respective management reports which had been approved by the Audit Committee on February 23, 2004. The documentation relating to the financial statements and the auditors' reports were issued to the members of the Audit Committee and to the full Supervisory Board in good time prior to the respective meetings. The financial statements had previously been audited and approved without qualification by the auditors appointed by the Annual General Meeting held on April 24, 2003, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. The auditors had further established, in the course of their review of the risk management system, that the Board of Management had taken the measures required by Section 91 subsection 2 of the German Corporation Act (AktG) to ensure early detection of any risk endangering the continued existence of the Company. The Dependency Report for the financial year 2003 submitted by the Board of Management was reviewed by the auditors and appended by the following unqualified certification: "On the basis of our statutory audit and assessment, we confirm that the actual details presented in the report are accurate and that the consideration provided by the Company arising out of the legal transactions detailed in the report was not inappropriately high." The report was presented to the Supervisory Board for review in February 2004. No objections were raised by the Supervisory Board against the declaration of the Board of Management made at the end of the report. We noted and approved the result of the review of the report carried out by the auditors. The auditors were present at the meeting of the Supervisory Board on February 27, 2004, as well as at the preceding meeting of the Audit Committee, and reported on the principal results of their audit of the financial statements of the parent company and the consolidated financial statements of the Group.

Our own review of the consolidated financial statements of the Group and the financial statements of Volkswagen AG, as well as the accompanying management reports, led to no objections. The Supervisory Board concurs with the auditors' findings and has approved the financial statements of the parent company and the Group consolidated financial statements drawn up by the Board of Management, which are thereby adopted. We also concur with the proposal put forward by the Board of Management regarding appropriation of net earnings available for distribution.

With effect from April 7, 2003 Mr. Sigmar Gabriel and Mr. Heinrich Aller resigned their posts on the Supervisory Board of Volkswagen AG. The State of Lower Saxony delegated its Minister President Mr. Christian Wulff and Mr. Walter Hirche, Minister of Economy, Labour and Transport, to be members of the Supervisory Board with effect from April 8, 2003. On October 10, 2003 the Wolfsburg District Court appointed Mr. Jürgen Peters as a member of the Supervisory Board with effect from November 1, 2003. He succeeded Mr. Klaus Zwickel, who resigned his post as a member of the Supervisory Board with effect from October 31, 2003. At our meeting on November 14, 2003 we elected Mr. Peters to serve as Deputy Chairman of the Supervisory Board and to serve on the Presidium of the Supervisory Board and its Mediation Committee.

Dr. Bruno Adelt retired from the Board of Management of Volkswagen AG with effect from December 31, 2003. At our Supervisory Board meeting on September 5, 2003 we appointed Mr. Hans Dieter Pötsch, who has been serving as a member of the Board of Management since January 1, 2003, to succeed him as head of the Controlling and Accounting function.

We thank the retiring members for their valuable contributions to the work of the Supervisory Board. We likewise thank Dr. Bruno Adelt, whose contribution over many years with the Volkswagen Group in a wide variety of posts has played a major role in its success.

On September 3, 2003 the former Chairman of the Board of Management of Volkswagenwerk AG, Dr. Rudolf Leiding, passed away at the age of 88. As one of the Company's early pioneers, he had a decisive influence on the development and growth of Volkswagenwerk. After serving in a number of senior posts, Dr. Leiding was latterly Chairman of the Board of Management of Volkswagenwerk AG from 1971 to 1974. His great commitment and devotion brought him high esteem throughout the Group. We will honour the memory of a man to whom Volkswagen AG owes a great deal.

The Supervisory Board would like to thank the members of the Board of Management, the Works Councils, the management and all the employees of Volkswagen AG and its affiliated companies for their efforts and achievements over the past year. Their commitment has enabled the Volkswagen Group to maintain its strength even in difficult economic conditions.

Wolfsburg, February 27, 2004

Dr. Ferdinand Piëch
Chairman of the Supervisory Board

THE BOARD OF MANAGEMENT



Dr. rer. pol. h.c. **Bruno Adelt**
without portfolio

Dr. rer. pol. h.c. **Peter Hartz**
Human Resources

Francisco Javier Garcia Sanz
Procurement

Dr. jur. **Jens Neumann**
Group Strategy, Treasury, Legal Matters, Organization



Dr.-Ing. e.h. **Bernd Pischetsrieder**

Chairman of the Board of Management
of Volkswagen AG

Group Quality, Research and Development

Dr.-Ing. h.c. mult. **Folker Weißgerber**

Production

Prof. e.h. Dr. rer. nat. **Martin Winterkorn**

Chairman of the Board of Management
of AUDI AG

Hans Dieter Pötsch

Controlling and Accounting

Dear Shareholder,

The past financial year 2003 was a year of change and progress for the Volkswagen Group. It was also a year that saw the Group confronted by major challenges arising from the extremely tough economic conditions in which we had to operate. Despite the difficult circumstances, the Group achieved its goal and, for the first time since 2000 and 2001, again delivered more than five million vehicles to customers worldwide.

The modest earnings forecast contained in the third quarter interim report for 2003 proved justified by the end of the year. Though the targeted volume of vehicle deliveries was reached and the restructuring of the development and sales and marketing operations was driven forward, profit before tax of 1.5 billion € was well down against the prior year level. Consequently, for the financial year 2003 the Board of Management and Supervisory Board propose to the Annual General Meeting the payment of a dividend of 1.05 € per ordinary share and 1.11 € per preferred share.

A major part of the decline in earnings resulted from the high value of the Euro relative to the US Dollar. And, against expectations, the automotive sector in Western Europe again failed to recover its momentum in 2003. The European markets remain characterized by a reluctance to buy, reflecting general consumer uncertainty.

Despite these conditions, the Volkswagen Group was able to increase its market share in Germany. In the American market we succeeded in maintaining our market share without abandoning from our strategy of restrained use of discounting. Restructuring measures were implemented in Brazil, which, together with revaluation of upfront expenditures, placed an additional burden on the operating result.

In China the Group maintained its market leadership, and for the first time sold almost 700,000 vehicles over the full year. Our early engagement in the Chinese market is paying off. With further focussed investments in the expansion of production capacity, generated from the cash flow of the local joint ventures, we will continue in future to pursue our growth strategy in China.

The Financial Services business demonstrated highly satisfactory growth, again delivering improved results. The Europcar Group, too, developed better than expected, despite tougher competitive pressures.

For the Volkswagen Group 2003 was distinguished by the launch of the new Golf. With the new Golf we have successfully managed our most significant model change of recent years. The concerted efforts of our staff were devoted to the goal of developing and launching a car that once again represents the benchmark in its class in terms of technical features, safety and quality. The new Golf has benefited technically from the additional expertise Volkswagen has acquired from its move into the luxury-class segment.

We have made major progress towards our goal of increasing our segment coverage from 75 to 85 percent by 2005. Alongside the Golf, 2003 also saw the launch of the Touran, the new Audi A3, the new Volkswagen Multivan, the Continental GT Coupé, the Lamborghini Gallardo and the SEAT Altea. With innovative high-tech components such as the new V10 TDI engine – with its 313 bhp output the most powerful diesel engine in the world – and the new dual-clutch direct shift gearbox DSG®, the Volkswagen Group has clearly demonstrated its expertise in power train development.

Sustainability is an integral element of Volkswagen's environmental policy. Examples of alternative fuel strategies include the development partnerships entered into for the recovery and use of SunDiesel and SynFuel, aimed at substantially reducing CO_2 emissions.

The Volkswagen Group is becoming a powerful multi-brand group: centralized control, decentralized operational responsibility, unified processes and Group-wide guidelines enable us to utilize synergies and cut investment expenditure.

Decisive steps have already been initiated in this direction, including the successful reorganization of the product development process and of the Group's sales and distribution structure. A key element of the optimization process is the transition of the platform strategy into a module strategy. The advantages of this lie in substantial cost savings based on use of the same components across different segments. The benchmark of all our activity in the development of our products is customer satisfaction.

Despite heavy competitive pressure, emotion is an increasingly important factor in buying cars. Our concept studies such as the Concept R and Concept T, the Audi Le Mans quattro and the Škoda Roomster demonstrate new, creative ideas going beyond the everyday and appealing to customers' individual needs. In these concepts our designers have invented a new styling identity for the Group's brands. It is for that reason that our brands are presented in this Report under the motto "Passion for the product".

Our efforts are targeted at the goal of continuously enhancing the value of the Company as you, our shareholders, perceive it. Even if that is not yet reflected in the figures for the financial year 2003, we are confident that we have established a sound foundation for the coming years.

Yours sincerely,



Bernd Pischetsrieder

Values create value

>> Volkswagen is on the move – from a collection of strong individual brands to a powerful multi-brand Group
>> Seven values map the course

CORPORATE CULTURE NEEDS VALUES

Nowadays, product quality alone is by no means sufficient to win customers and retain their loyalty for many years to come. The customer expects much more: attractive vehicle design and comprehensive mobility – any time, any place. This is complemented by a whole spectrum of services, from financing through the exciting and emotional experience of collecting the new vehicle and reliable, friendly customer service down to the full support package for comprehensive fleet management. Product quality and the ability to deliver what the customer wants are the indispensable foundation for good and lasting customer relations. Whatever the field – development, production or service support – every single employee must take up the challenge, with personal commitment and the will to bring the customer satisfaction, with individual initiative and dedication.

Volkswagen is on the move – from a collection of strong individual brands to a powerful multi-brand group. The awareness on the part of all employees that Group interests take precedence over individual interests strengthens cooperation around the world at all levels and in all dimensions. The strengths of all business units and the talents of individual employees are brought together to put the Group at the forefront on all markets and in all segments where profits are to be made. The orientation of every employee to the values and guidelines anchored within the Group ensures a consistent strategic approach. By avoiding all non value-added activities, the global strength of the Group is focused on serving the customer and securing permanent success.

This understanding of corporate culture is characterized by enthusiasm for our products united with respect for the human dimension. Within the Volkswagen Group, this approach finds expression in seven values that provide the framework for the Group's corporate culture.

In the words of Dr. Bernd Pischetsrieder:

»**THE ART OF GOOD LEADERSHIP** IS TO GIVE EMPLOYEES YARDSTICKS BY WHICH THEY CAN MEASURE THE SOUNDNESS OF THEIR OWN DECISIONS, AND TO URGE THEM TO MAKE USE OF THAT FREEDOM.«

SEVEN VALUES MAP THE COURSE

01 Customer nearness

The interests of Group customers determine the actions of Volkswagen Group employees. Employees must, for example, develop a better knowledge and understanding of the motives and needs of customers. All corporate activities are judged by their value for external customers.

02 Top performance

Only first-class performance brings first-class results. A key building block is the individual's driving ambition – the Company recognizes such performance. Delegating and transferring responsibility for complete tasks brings employees a sense of achievement and encourages personal development.

03 Added value

All employees constantly act with a view to adding value at the end of any process chain. Systematic process-related thinking and regular feedback among those involved in a process support this value orientation.

04 Renewability

Innovative ideas and the ability for constant self-discovery are the source of renewal. Since today's biggest successes can all too soon become a thing of the past, new ideas and concepts are developed and implemented at a speed faster than that of competitors.

05 Respect

Respect for the achievements of others – employees, colleagues, superiors, business partners and competitors – is vital to the lasting success of the Group. A team spirit and personal interaction have an impact on performance; no one can be successful without the top performance of their colleagues. Systematic delegation of decision-making is an expression of esteem for all employees.

06 Responsibility

Realistic assumptions, ambitious goals and clear reporting are the basis for consistent, success-oriented Group management. Every employee is then empowered to take responsibility for his or her actions with courage, creativity and imagination. The room for development is made available and the opportunity for development taken up.

07 Sustainability

All employees have the long-term economic, social and ecological goals in mind as they go about their daily business. The training of employees and the organization of the company are geared to a sustained good performance regardless of any changes in conditions.

CLEVER SOLUTIONS FOR CLEVER PEOPLE





The most intelligent solutions are usually also the simplest. A principle that has stood Škoda in good stead for more than 100 years. You might wonder how we keep on coming up with automotive surprises. The answer's simple: by doing our utmost to unite the desire for functionality with the inspiration of attractive design. We build cars for people – with a passionate commitment. It's as simple as that.



An attractive investment

Despite difficult market conditions, the Volkswagen share has been attractive for analysts and investors. Interest in the share and in our new bond issues remains high, particularly in the light of the medium-term potential of the Group.

RECOVERY IN STOCK MARKETS

In the course of 2003 global stock markets recovered significantly against the previous year. Falls in the first three months, triggered by uncertainties concerning the Iraq conflict and the unstable global economic trend, were balanced out over the remainder of the year. The DJ Euro STOXX 50 and, in particular, the German share index (DAX) were well up on their 2002 closing levels. The DJ Euro STOXX 50 closed the year at 2,761 points (+ 15.7 %) and the DAX closed at 3,965 points (+ 37.1 %).

DEVELOPMENT OF THE VOLKSWAGEN SHARE PRICE

The Volkswagen AG ordinary share followed the stock market trend, showing an exceptional rise in the third quarter of 2003. After reaching its low for the year of 28.66 € on March 12, and following a volatile first half of the year, it reached its high for the year of 46.57 € on September 4, boosted by expectations of a successful market launch of the new Golf. At the year-end it was priced at 44.15 €, up 27.1 % on the prior year.

At the beginning of the year the trend in the preferred share price ran virtually parallel to that of the ordinary share, but over the course of the rest of the year it proved somewhat weaker. It reached its low for the year of 21.05 € on May 20 and its high of 31.55 €, like the ordinary share, on September 4. Its year-end price was 28.75 € (+ 15.0 %).

The Volkswagen ordinary share outperformed the DJ Euro STOXX 50 and the sector index DJ Euro STOXX Automobile over the past year, though it slightly underperformed the DAX. Measured against the standard valuation ratios on financial markets, the Volkswagen share has been attractive, and so offers potential for the future.

DIVIDEND YIELD

In view of the trend in capital markets over the last two years, the dividend yield has developed into a key criterion in selecting investments. The dividend yields on the ordinary and preferred shares of Volkswagen AG are 2.4 % and 3.9 % respectively. This means the Volkswagen share, and especially the preferred share, is an attractive investment for a large number of private and institutional investors.

SHAREHOLDER STRUCTURE

A study commissioned by Volkswagen AG revealed that 33.1 % of Volkswagen shares were held by private investors as at December 31, 2003. Of the total stock, 43.4 % was held by institutional investors: 9.3 % by investors in Germany and 34.1 % by non-German investors, primarily from the USA, Great Britain and France.

SHARE PRICE DEVELOPMENT, JANUARY TO DECEMBER 2003
INDEX: AS AT DECEMBER 31, 2002 = 100



Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50
DJ Euro STOXX Automobile
140
130
120
110
100
90
80
70
60
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The State of Lower Saxony, which only holds ordinary shares, was the largest single shareholder with 13.7 % of all Volkswagen shares, representing 18.2 % of Volkswagen ordinary share stock. As a result of its acquisition of treasury shares in 2000, Volkswagen AG, through its 100 % subsidiary Volkswagen Beteiligungs-Gesellschaft mbH, holds 41,719,353 ordinary treasury shares, representing 9.8 % of all Volkswagen shares. The treasury stock did not change in financial 2003.

On January 22, 2004 the investment consultant Brandes Investment Partners, LCC, San Diego, California, USA notified Volkswagen AG that the combined shareholding of its clients on January 9, 2004 totalled 19,710,140 ordinary shares, or 6.15 % of the total ordinary share stock.

EARNINGS PER SHARE

The undiluted earnings per ordinary share amounted to 2.84 €. Calculation of the undiluted earnings per share according to IAS 33 is based on the average number of shares in issue in the financial year (see also note 10 to the Volkswagen consolidated financial statements).

SHAREHOLDER STRUCTURE AS AT DECEMBER 31, 2003
IN PERCENT



Institutional investors abroad
34.1
Private Shareholders
33.1
State of Lower Saxony
13.7
Treasury ordinary shares
9.8
Institutional investors in Germany
9.3
0
5
10
15
20
25
30
35
40
45

FIFTH TRANCHE OF SHARE OPTION PLAN

In 2003 a further tranche of the share option plan was offered to all the Group's eligible employees. In accordance with the resolutions of the Supervisory Board and of the Board of Management of Volkswagen AG, the subscription period for the fifth tranche was from June 2 to July 11, 2003. 43.9 % of those eligible took up the offer to subscribe.

Some 370,000 convertible bonds were subscribed to, amounting in total to 0.95 million €. They entail the right to acquire up to 3.7 million ordinary shares within the conversion period from July 12, 2005 to July 4, 2008.

RATINGS

Volkswagen's credit rating was reassessed by leading rating agencies in the course of the past financial year. Moody's Investors Service downgraded the long-term rating from "A 1" to "A 2", but reaffirmed its short-term "P–1" rating. The outlook was downgraded to "negative". Standard & Poor's likewise reassessed the long-term credit-worthiness of the Volkswagen Group, downgrading its rating from "A+" to "A" while restating its short-term rating of "A–1". Standard & Poor's rates the outlook as "negative".

VOLKSWAGEN FINANCIAL SERVICES AG and Volkswagen Bank GmbH were rated separately by the two agencies. Their ratings correspond to the current rating of Volkswagen AG. However, Moody's Investors Service rated the outlook of Volkswagen Bank GmbH as "stable".

RATINGS

	2003	2002
Standard & Poor's		
short-term	A–1	A–1
long-term	A	A +
Moody's Investors Service		
short-term	P–1	P–1
long-term	A 2	A 1

LEADING POSITION ON SUSTAINABILITY INDICES

The interest of investors in socially and sustainably oriented funds is growing steadily. The Dow Jones Sustainability World Index (DJSI) is the first global index to map the performance of companies conforming to the stringent sustainability criteria of the Swiss rating agency SAM. Volkswagen was once again rated by SAM as the leading company in the automotive sector based on those criteria, and has been listed on the DJSI since its inception. The SAM analysts particularly highlighted Volkswagen's fuel strategy and its innovative labour market concepts. The Volkswagen share is also a founder-member of the UK's FTSE4Good sustainability index, and its ratings – including from the independent Munich-based agency "oekom" – are above average.

With its value-based management system Volkswagen also supports the principles of the "Global Compact", an initiative of the United Nations. More information is available at "www.unglobalcompact.com".

NEW ISSUES

The continued reluctance of lenders to extend lines of credit has reinforced the trend towards borrowing on international capital markets.

In 2003 the Volkswagen Group covered its financing requirements arising from the rapidly growing financial services business largely by means of the intensive utilization of its debt issuance programs, which have been established for some time on the money and capital markets. In addition to numerous successful placings in Europe, the USA and Japan, the reporting year also saw the more extensive issue of high-volume bonds (benchmarks) totalling some 7 billion €, primarily to European institutional investors.

In July 2003, Volkswagen AG extended its 10 billion € liquidity line, required for the rating agencies, for the issue of Commercial Paper as part of a syndicated credit facility totalling 15 billion €. The 5 billion € tranche is assigned as the Group's strategic liquidity reserve.

VOLKSWAGEN SHARE KEY FIGURES

Dividend Development		1999	2000	2001	2002	2003
Number of shares without nominal value at December 31						
Ordinary shares	thousands	311,955	313,070	319,470	320,290	320,290
Preferred shares	thousands	105,238	105,238	105,238	105,238	105,238
Dividends						
per ordinary share	€	0.77	1.20	1.30	1.30	1.05
per preferred share	€	0.83	1.26	1.36	1.36	1.11

Share Price Development[1]		1999	2000	2001	2002	2003
Ordinary share						
Closing	€	56.00	55.69	52.50	34.74	44.15
Annual high	€	78.60	61.00	62.40	62.15	46.57
Annual low	€	46.48	39.05	32.95	32.96	28.66
Preferred share						
Closing	€	32.00	31.70	34.85	25.00	28.75
Annual high	€	46.30	35.33	39.80	40.75	31.55
Annual low	€	26.10	22.30	23.00	23.60	21.05
Stock market valuation on December 31	billion €	20.8	18.4[2]	18.2[2]	12.3[2]	15.3[2]
Capital and reserves on December 31[3]	billion €		21.4	24.0	24.6	24.4
Stock market valuation : Capital and reserves[3]			0.86	0.76	0.50	0.63

Key Figures per Share[3]			2000	2001	2002	2003
Earnings per ordinary share[4]						
undiluted	€		6.35	7.67	6.72	2.84
diluted	€		6.29	7.62	6.72	2.84
Operating profit[5]	€		9.83	14.30	12.42	4.64
Cash flows from operating activities[5]	€		22.50	26.46	27.29	22.71
Capital and reserves[6]	€		51.09	56.50	57.89	57.41
Price-earnings ratio[7]	factor		8.8	6.9	5.2	15.6
Price/cash flow ratio[7]	factor		2.5	2.0	1.3	1.9
Dividend yield						
ordinary share	%		2.2[8]	2.5	3.7	2.4
preferred share	%		4.0[8]	3.9	5.4	3.9
Share price development (excluding dividend)						
ordinary share	%		−0.6	−5.7	−33.8	27.1
preferred share	%		−0.9	9.9	−28.3	15.0

Turnover on German Exchanges[9]			2000	2001	2002	2003
Turnover in Volkswagen ordinary shares	billion €		20.2	23.9	26.3	23.9
	million shares		407.7	467.9	553.1	641.1
Volkswagen share of total DAX turnover	%		2.2	2.7	3.3	3.2

[1] From 2000 onwards Xetra prices.
[2] Calculation excluding 41,719,353 treasury shares.
[3] No comparable figures are available for the year 1999 because of the change to IAS.
[4] For details see financial statements, note 10 Earnings per share.
[5] Based on the weighted avarage number of outstanding ordinary and preferred shares (undiluted).
[6] Based on the total ordinary and preferred shares on December 31.
[7] The closing price of ordinary shares is used in the calculation.
[8] Dividend yield is presented without tax credits in order to aid comparability.
[9] Orderbook turnover on German exchanges.

In November 2003 a further structured Asset-Backed Security transaction with a volume of 1 billion € was issued to finance the activities of Volkswagen Leasing GmbH.

In North America and in the Asia-Pacific region the Group has diversified existing refinancing sources by the issue of Commercial Paper and Medium-Term Note programs, especially in Canada, Mexico, Australia and Singapore. In 2004 the Volkswagen Group will again be intensively utilizing all capital market-related forms of financing.

OPEN DIALOGUE WITH INVESTORS

Whether in relation to individual or institutional investors, the aim of the Investor Relations function is to enhance the standing and reputation of Volkswagen in the capital markets worldwide. In the past year the focus of activities was on corporate presentations as well as product events. The Investor Relations Internet presence was also enhanced as part of its mission to provide an equal and timely communications service to all categories of investor.

Corporate presentations on financial and strategic topics

Volkswagen also provided information relating to ongoing financial and strategic matters at regular investor conferences over the course of the past financial year. A key element of these activities was a series of presentations detailing the Group's quarterly results in teleconferences simultaneously broadcast over the Internet.

The Group further intensified its dialogue with investors by means of a large number of corporate presentations and investors' conferences as well as numerous roadshows. Members of the Board of Management and representatives of top management regularly attended the events. Over 400 meetings were held with financial analysts and institutional investors in 2003. Key points arising from the investors' conferences were published immediately afterwards on the Internet, where they were directly available to analysts and to institutional and private investors.

Product-specific events

The Group held events for analysts and institutional investors at all the major automotive industry trade shows in 2003. The key model-related event of the year was the launch of the new Golf, which was impressively presented at the IAA International Motor Show in Frankfurt. In the course of test drives with the new Touran and Audi A3 models, as well as the new Golf, analysts and investors had the opportunity to try out the Group's products for themselves and obtain their own insight into the inherent quality and performance.

VOLKSWAGEN SHARE DATA

Security identification numbers	Market indizes ordinary share	Market indizes preferred share	Exchanges
Ordinary share ISIN: DE0007664005 WKN: 766400 Preferred share ISIN: DE0007664039 WKN: 766403	DAX, HDAX, CDAX, Prime All Share, Prime Automobile, DJ Euro STOXX 50, DJ Euro STOXX Automobile, FTST Eurotop 100 Index, S&P Global 100 Index, DJ Sustainability Index, FTSE4Good	CDAX, Prime All Share, Prime Automobile, Classic All Share	Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra, Amsterdam, Barcelona, Bilbao, Brussels, London, Luxembourg, Milan, Madrid, New York*, Paris, Tokyo, Valencia, SWX Swiss Exchange

* Traded in the form of "sponsored unlisted American Depositary Receipts" (ADR). Five ADRs correspond to one underlying Volkswagen share.

INVESTOR EVENTS WORLDWIDE 2003


North America
91
Europe[1]
296
Asia
23
Australia
18

Contact/Topic	Number
Investors	345
Analysts	83
Total	**428[2]**
of which: Equities	355
Fixed income	73

[1] Of which Germany 147.
[2] Of which with participation of Group and brand board members 97.

Latest information on the Investor Relations website

Equal treatment of all investors, in particular with regard to the timely and equal dissemination of key information, is one of the primary aims of the Investor Relations function at Volkswagen. The website, at "www.volkswagen-ir.de", provides a broad platform for communication with investors, offering the latest Volkswagen share data, online versions of publications including financial reports, news, ad-hoc reports, corporate presentations, information on matters such as Corporate Governance as well as details of the Annual General Meeting.

In the past year the Investor Relations website has established a new Bonds section, where the Treasury and Investor Relations departments are able to post relevant information for analysts and investors alike.

Annual General Meeting

A large number of shareholders made use of the facility to vote by authorized Company proxy at the 2003 Annual General Meeting. We will again be offering this facility for this year's Annual General Meeting to be held on April 22, 2004 at the Congress Centrum Hamburg. All shareholders will receive relevant details together with their AGM documentation packs.

The Investor Relations teams in Wolfsburg and London will be pleased to answer any queries you may have and to hear your suggestions.

Wolfsburg office
Phone +49 53 61 9-4 98 43
Fax +49 53 61 9-3 04 11

London office
Phone +44 20 7290 7820
Fax +44 20 7629 2405

E-mail investor.relations@volkswagen.de

Clear targets for enhancing the value of the Company

VALUE CONTRIBUTION AS A CONTROL VARIABLE

The focus of the financial targets system put in place by the Volkswagen Group is to enhance the value of the Company. The value contribution* is a variable aligned to the opportunity cost of capital which enables us to measure the success of the Automotive Division, its constituent business units, as well as that of our individual products and projects.

By way of the planned and actual value contributions, the operational and strategic management is able to control the business units and investment projects – primarily product-specific projects – and align their activities to a consistent set of targets. Value-based management thus ensures the efficient deployment of all resources in the Volkswagen Group.

The concept of value contribution will also in future dictate the terms of the new bonus system for the top management and management of Volkswagen, as detailed in the "Employees" section.

COMPONENTS OF VALUE CONTRIBUTION

The operating profit is the key indicator of the economic performance of the Automotive Division. In order to present a profit figure after taxes, a single averaged tax rate of 35 % was defined on the basis of the differing international rates applied to corporate profits.

The invested capital is a further factor in generating value, derived from the product of the capital assets (tangible and intangible assets, inventories and receivables) invested to generate output less the non-interest bearing deduction capital (trade payables and payments on account received). As a result of the orientation of return on investment to operating profit, assets linked to investment in subsidiaries and the investment of liquid funds are not taken into account.

The return on investment (ROI) is calculated from the ratio of operating profit after taxes to invested capital in a specific period. The target defined for the Automotive Division based on long-term capital market data is 9 %.

The cost of capital is the weighted average of the cost of debt and the cost of shareholders' equity. The cost of equity is calculated by applying the Capital Asset Pricing Model (CAPM). The basis of this is the interest return on long-term risk-free German Government bonds, plus the risk premium on an investment in the stock market. The cost of debt is calculated from the average interest rate for long-term debt. In 2003 the effective cost of capital derived from the capital market was 7.4 %. The product of the cost of capital and the invested capital is the opportunity cost of capital.

More information on the financial control variables of the Volkswagen Group is available to download from the Internet at www.volkswagen-ir.de.

*The value contribution corresponds to the Economic Value Added (EVA®). EVA® is a registered trademark of the management consultants Stern Stewart & Co.

CALCULATION OF VALUE CONTRIBUTION

To determine the value contribution the opportunity cost of capital of the invested capital assets is subtracted from the operating profit after taxes. The value contribution of the Automotive Division in the year under review was – 2,120 million € (– 134 million €). The reasons for the substantial decrease were primarily the burdens placed on earnings by reduced vehicle sales in the main markets (excluding China), negative effects of exchange rates and start-up and run-out costs in relation to a large number of models. A further factor was the increased investment of capital, reflecting efforts to further modernize the product range.

COST OF CAPITAL AUTOMOTIVE DIVISION

%	2003	2002
Risk free interest rate	3.9	4.2
Market risk premium DAX	6.0	6.0
Specific risk discount Volkswagen (Volkswagen beta factor)	–0.3 (0.95)	–0.6 (0.90)
Cost of equity after tax	**9.6**	**9.6**
Interest rate on debt	4.5	6.0
Tax advantage (flat-rate 35%)	–1.6	–2.1
Cost of debt after tax	**2.9**	**3.9**
Equity proportion	66.7	66.7
Debt proportion	33.3	33.3
Cost of capital after tax	**7.4**	**7.7**

VALUE CONTRIBUTION AUTOMOTIVE DIVISION

million €	2003	2002
Operating profit as per segmental reporting*	824	3,875
Pro rata inclusion of Chinese joint ventures	561	550
Tax expense (flat-rate 35%)	–485	–1,549
Operating profit after tax	**900**	**2,876**
Invested capital	40,996	39,099
Return on investment (ROI) in %	**2.2**	**7.4**
Cost of invested capital in %	7.4	7.7
Cost of invested capital	**3,020**	**3,010**
Value contribution	**–2,120**	**–134**

* See notes to the financial statements of Volkswagen Group, pages 20 and 21.

Transparent management and control

Domestic and international investors are placing ever greater emphasis on transparent, responsible management and control of business affairs oriented to the long-term value enhancement of the company. As a consequence, the principal rules governing the management and supervision of German public companies, together with recognized standards of good practice and responsible corporate governance, were laid down in the German Corporate Governance Code. Since 2002 all public companies have been obliged, in accordance with Section 161 of the German Corporation Act (AktG), to issue an annual declaration as to whether they have complied with the recommendations of the Corporate Governance Code and detailing any recommendations which they do not implement.

In the past financial year the Boards of Management and Supervisory Boards of Volkswagen AG and AUDI AG, the two public companies in the Volkswagen Group, have devoted great attention to the Code. On November 15, 2002 the Board of Management and Supervisory Board of Volkswagen AG had for the first time declared the Company's compliance with the recommendations set forth by the Government Commission on the German Corporate Governance Code as issued on November 7, 2002, with one exception. The declaration had included the reservation that the Board of Management and Supervisory Board first intended to propose to the Annual General Meeting on April 24, 2003 that Section 18 subsection 2 of the Articles of Association of Volkswagen AG be supplemented by a remuneration clause in respect of the chairmanship and membership of Supervisory Board committees. This reservation was rescinded as a result of the passing of the said supplementary clause by the Annual General Meeting on April 24, 2003. The joint declaration of compliance of the Board of Management and the Supervisory Board was posted on the Company's website www.volkswagen-ir.de.

On November 14, 2003 the Board of Management and Supervisory Board of Volkswagen AG declared its full compliance with the recommendations of the Code as issued on November 7, 2002 and affirmed that the reservation cited had been rescinded on passing of the said resolution of the Annual General Meeting. They further declared that the Company had largely complied with the recommendations of the Government Commission on the German Corporate Governance Code as issued on May 21, 2003. For the sake of personal privacy, they asserted the reservation that the details of remuneration to the members of the Board of Management would not be individually stated (Article 4.2.4, clause 2 of the Code) and that the remuneration paid to the members of the Supervisory Board would not be stated individually in the notes to the Volkswagen consolidated financial statements (Article 5.4.5, subsection 3, clause 1 of the Code).

The Board of Management and Supervisory Board of Volkswagen AG also resolved to comply largely with the recommendations of the Code, stating the reservation that the Annual General Meeting would not be broadcast on the Internet (Article 2.3.4 of the Code), in order to preserve the privacy of the individual shareholders and their right to free expression of opinions. The speeches made by the Chairman of the Supervisory Board and of the Board of Management would, however, be broadcast directly, and would in future also be generally available on the Internet. As the full Annual General Meeting would consequently not be broadcast on the Internet, there would consequently be no reason to implement the facility recommended by the Code for absent shareholders to communicate with their proxies while the Annual General Meeting is in progress (Article 2.3.3, clause 3, sub-clause 2 of the Code). The suggestions made in the Code that long-term results should be taken into account in setting the remuneration of the Supervisory Board (Article 5.4.5, subsection 2, clause 2 of the Code) and that one-off variable components tied to business results should be taken into account in setting the remuneration of the Board of Management (Article 4.2.3, clause 2 of the Code) are currently under detailed expert discussion. Consequently, Volkswagen AG will not be implementing this recommendation at present, but will await the outcome of the discussions.

The Board of Management and Supervisory Board of AUDI AG had on December 9, 2002 likewise declared the Company's compliance with the recommendations relating to the German Corporate Governance Code as issued on November 7, 2002. The declaration of compliance was posted on the Company's website www.audi.de. The reservation made at the time that the Annual General Meeting of AUDI AG, too, should first pass a resolution in respect of the remuneration paid to members of the Supervisory Board has since been rescinded as a result of such a resolution being passed on May 14, 2003.

On December 9, 2003 the Board of Management and Supervisory Board of AUDI AG declared the Company's compliance with the recommendations contained in the Code as issued on November 7, 2002. The declaration affirmed that the reservation regarding Article 5.4.5, subsection 1, clause 3 of the Code contained in the declaration of compliance dated December 9, 2002 had now been rescinded based on the inclusion of a separate provision in the Articles of Association of AUDI AG relating to remuneration in respect of the chairmanship and membership of Audi Supervisory Board committees passed by the Annual General Meeting of Audi held on May 14, 2003.

The Board of Management and Supervisory Board of AUDI AG further declared that the Company had largely complied with the recommendations contained in the Code as issued on May 21, 2003, stating the reservation that the details of remuneration to the members of the Board of Management (Article 4.2.4, clause 2 of the Code) and of remuneration paid to the members of the Supervisory Board (Article 5.4.5, subsection 3, clause 1 of the Code) would not be stated individually in the notes to the Audi consolidated financial statements.

The soul of a unique sports car in an elegant, luxurious body. At Bentley, noble heritage and sporting tradition enter into an incomparable union with devotion to detail and perfect technology. It's fascinating to know that there is hidden power behind British understatement.

Bentley puts elegance back on the road and celebrates an exhilarating comeback in motor racing. Can there be a more tempting invitation to experience individuality and exclusivity with all the senses?



UNDERSTATEMENT MEETS PERFORMANCE



BUSINESS DEVELOPMENT

With new models, fully on course

2003 was not a good year for most markets. Nevertheless, our products were able to hold their own and remain leaders in many markets. Our new vehicle models are keeping us on the road to success.

NO SUSTAINED RECOVERY IN THE GLOBAL ECONOMY

The global economy recovered much more slowly than expected in 2003, held back particularly during the first half of the year by the Iraq war, high oil prices and the outbreak of the SARS epidemic in Asia. The global economy as a whole grew by 2.5 %, against 2.0 % in 2002.

Based on its expansionist economic policy, the USA achieved growth of 3.2 (2.2) %, though the slight fall in unemployment was seen only in the latter half of the year. The economic situation in Mexico improved by only a modest 1.2 (0.9) % as a result of weak growth. In South America the economic trend in most countries remained weak. Developments in Brazil were particularly disappointing: its economy stagnated after achieving growth of 1.5 % in the prior year. By contrast, following its severe economic crisis over recent years Argentina recorded growth of 8.2 (– 10.9) %, though its gross domestic product (GDP) recovered only to 1994 levels.

Japan recorded growth of 2.2 (0.3) %, well up on the previous year's level, with major boosts coming from exports, despite the strength of the Yen. China profited from the recovery in the global economy and the dynamic growth in trade within Asia to attain a growth rate of 9.1 (8.0) %.

In Western Europe economic growth remained weak, with a 0.8 (1.1) % increase in GDP. Reasons included continuing unemployment problems, weak domestic demand and falling exports. The Euro increased in value by around 20 % on average against the US Dollar in the course of the year. In Central and Eastern Europe healthy growth was maintained, reaching 3.6 (2.7) %, primarily owing to sustained strength in domestic demand.

EXCHANGE RATE DEVELOPMENT, DECEMBER 2002 TO DECEMBER 2003
INDEX: AS AT DECEMBER 31, 2002 = 100


USD to EUR
JPY to EUR
GBP to EUR
130
120
110
100
90
80
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

ECONOMIC GROWTH
GDP CHANGE IN PERCENT


World economy
USA
Western Europe
Germany
5
4
3
2
1
0
−1
1999
2000
2001
2002
2003

In Germany economic activity remained generally weak, despite a slight upturn in the second half of the year. Gross domestic product was 0.1 % down against the previous year. Unemployment rose to almost 4.4 million on a yearly average, against 4.1 million in 2002.

VARYING REGIONAL TRENDS IN THE GLOBAL AUTOMOTIVE INDUSTRY

Worldwide passenger car registrations increased in 2003 by 0.5 % to 39.0 million. The high growth rates in passenger car markets in Asia and Eastern Europe more than compensated for the falls in Western Europe and in North and South America. More extensive sales promotion, in the USA and Europe in particular, helped to stabilize passenger car demand. World automobile production increased slightly by 1.8 % to 59.0 million units, of which 40.6 million were passenger cars (+ 0.3 %).

In North America all the individual passenger car markets were down against the previous year's level: in the US market new vehicle registrations decreased by 5.8 %; in Canada they fell by 7.4 %; and in Mexico by 3.3 %. The extensive sales incentives offered by some vendors since the end of 2001 encouraged consumers in the USA, in particular, to purchase more SUVs (Sports Utility Vehicles) and crossover models. Sales of those vehicles in 2003 totalled 4.5 million units (+ 7.6 %), a new record. As they are attributed to the light commercial vehicles (utility vehicles) segment in the USA, the volume of passenger car sales in that market was further reduced accordingly.

Trends in the South American passenger car markets varied. New registrations in the Brazilian domestic passenger car market totalling 1.2 million units were 4.1 % down, primarily because of high interest rates and increased unemployment. By contrast, exports of passenger cars totalling 440 thousand units (+ 21.4 %) attained a new record level. In Argentina the passenger car market recovered, increasing by 43.4 % against the previous year's low to 91 thousand units. It was still well below the 1994 record of 418 thousand new passenger car registrations, however.

The highest rise in demand in 2003 was recorded by the Asia-Pacific region. In China, especially, the boom was sustained. The enhanced buying power of private consumers and further price reductions, combined with a broad range of available products, resulted in a 69.4 % increase in the passenger car market to 2.3 million units. By contrast, the number of newly registered passenger cars in Japan stagnated at 4.5 million units (+ 0.4 %), mainly because tax breaks on low-emission vehicles expired in March 2003.

In Western Europe, new passenger car registrations totalling 14.2 million units were 1.3 % down against the previous year's level. Further declines were prevented by the increasing spread of sales incentives on offer from vendors as already seen in the various markets since 2001 and by state subsidies, particularly in Spain. The further rise in demand for diesel vehicles, too, had a stabilizing effect on the market. The proportion of diesel vehicles in the overall market attained a new record level of 43.7 % in the year under review. Spain was the only major Western European volume market to record substantially higher new vehicle registrations than in the previous year (+ 3.8 %). Sales in that market were boosted by the incentives on offer as well as by positive macroeconomic impulses.

With an increase of 6.0 % to 2.2 million units, the growth rate in passenger car demand in Central and Eastern Europe was sustained. Growth was seen especially in the prospective EU member states, except in Slovakia.

In Germany there was again no recovery in automobile markets in 2003. After declining in the first half of 2003, passenger car demand stabilized in the latter months of the year, so that the cumulative figure fell just short of the previous year's level. A total of 3.5 million new vehicles were registered (– 0.6 %), of which 3.2 million (– 0.5 %) were passenger cars and 188 thousand (– 3.6 %) trucks up to a gross vehicle weight rating of 6 tonnes. 5.5 million automobiles were produced in total, 0.7 % up on 2002. A positive trend (+ 1.6 %) was also seen in exports of German manufacturers, which totalled 3.9 million units.

VEHICLE DELIVERIES WORLDWIDE

In the financial year 2003 the Volkswagen Group delivered 5,014,911 vehicles worldwide, 0.6 % up on the previous year. The fourth quarter saw signs of an increase in sales.

In the past year the Volkswagen Group again pursued its strategy of maintaining the value of its products, and consequently was restrained in its use of the sales incentives commonly employed in the industry. The Group's world market share of new passenger car registrations was 12.1 (12.0) %.

DELIVERIES TO CUSTOMERS BY MARKET 2003
IN PERCENT


Western Europe (excl. Germany)
35.6
Germany
18.8
Asia-Pacific
16.1
North America
12.6
South America/South Africa
8.5
Central and Eastern Europe
6.6
Remaining Markets
1.8
0
5
10
15
20
25
30
35
40
45

DELIVERIES IN EUROPE AND REMAINING MARKETS

In a still slow overall market in Europe, deliveries of the Volkswagen Group fell by 2.8 % to 3,060,861 vehicles.

In Germany demand for passenger cars remained weak: new vehicle registrations fell slightly in the course of the year, by 0.5 %. The Volkswagen Group was nevertheless able to sell more vehicles than in the previous year in the German passenger car market – up 0.3 % to 943,136 units. With an increase in its market share to 30.4 (30.0) %, the Group consolidated its lead over competitors in Germany. Substantial increases in sales in this market were recorded in particular by the new Touran, Touareg, Audi A3 and Audi A8 models and – as in the previous year – the SEAT Ibiza. Deliveries of the Audi Cabriolet and the Škoda Fabia were also up on the previous year.

New passenger car registrations in Western Europe (including Germany) fell by 1.3 % in 2003. The Group delivered 2,728,602 (– 3.5 %) units to customers in the region, maintaining its market leadership with an 18.2 (18.4) % share of new passenger car registrations. Though deliveries of the Golf declined as a result of the model change-over, the trend in sales of the new Touran, New Beetle Cabriolet, Touareg, Audi A3 and Audi A8 products was all the more satisfying. The Audi Cabriolet, SEAT Ibiza and Škoda Fabia Combi models, too, achieved substantial increases in sales in European markets. In Central and Eastern Europe the Volkswagen Group delivered 332,259 vehicles, an increase of 3.1 %. In this region demand rose in particular for the Škoda models, the Polo and the Audi A3, as well as the SEAT Ibiza and the SEAT Cordoba.

In the Remaining Markets deliveries increased by 24.0 % to 90,770 units, primarily as a result of a further increase in sales in Turkey.

DELIVERIES IN NORTH AMERICA

Although demand for automobiles in the US market was boosted by extensive discounting offered by other vehicle manufacturers, the passenger car market declined by 5.8 % against the previous year. Sales of Group models fell by 8.1 % to 389,947 units. Within this difficult competitive environment, the Volkswagen Group's share of the passenger car market amounted to 4.8 (5.2) %. The trend in deliveries of the Touareg – newly launched in the US market – and of the New Beetle Cabriolet, Audi Cabriolet and Audi A8 models was good.

The Canadian passenger car market declined by 7.4 % against the previous year. The Group delivered 46,744 Volkswagen and Audi vehicles to customers (– 6.9 %), attaining an unchanged share of the passenger car market of 5.3 %.

In Mexico the Volkswagen Group increased its deliveries to customers by 3.0 %, even though the Mexican passenger car market declined by 3.3 % overall. The Group sold a total of 194,245 vehicles, increasing its share of the passenger car market by 1.7 percentage points to 26.4 %. The Volkswagen models, such as the Polo, the Pointer and also the Jetta, were the main drivers of this improvement in market share, delivering substantial increases in sales.

DELIVERIES TO CUSTOMERS BY MARKET[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2003	2002		2003	2002
Europe/Remaining Markets	**3,151,631**	**3,222,943**	**−2.2**		
Western Europe	2,728,602	**2,827,470**	**−3.5**	**18.2**	**18.4**
of which: Germany	943,136	940,129	+0.3	30.4	30.0
Great Britain	340,329	332,279	+2.4	12.4	12.1
Spain	313,528	314,494	−0.3	21.8	22.5
Italy	284,005	303,117	−6.3	11.3	12.2
France	216,909	256,287	−15.4	10.1	10.7
Central and Eastern Europe	**332,259**	**322,263**	**+3.1**	**13.6**	**14.1**
of which: Czech Republic	86,949	89,061	−2.4	56.2	58.2
Poland	75,530	70,532	+7.1	20.2	22.3
Remaining Markets	**90,770**	**73,210**	**+24.0**		
North America	**630,936**	**663,278**	**−4.9**	**6.5**	**6.7**
of which: USA	389,947	424,531	−8.1	8.7[2]	9.6[2]
Canada	46,744	50,224	−6.9	5.3	5.3
Mexico	194,245	188,523	+3.0	26.4	24.7
South America/South Africa	**425,315**	**476,612**	**−10.8**	**18.5**	**20.1**
of which: Brazil	314,093	382,071	−17.8	22.6	26.1
Argentina	26,506	10,376	+155.5	24.2	15.0
South Africa	58,365	55,996	+4.2	22.0	22.0
Asia-Pacific	**807,029**	**620,761**	**+30.0**	**7.6**	**6.4**
of which: China	697,207	512,548	+36.0	30.8	38.3
Japan	68,459	70,931	−3.5	28.5[2]	28.0[2]
Worldwide	**5,014,911**	**4,983,594**	**+0.6**	**12.1**	**12.0**
Volkswagen brand group	3,525,605	3,500,630	+0.7		
Audi brand group	1,231,349	1,202,579	+2.4		
Commercial Vehicles	257,957	280,385	−8.0		

[1] The year 2002 deliveries and market shares have been updated on the basis of statistical trends.
[2] Relative to the import market.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

Automobile markets in South America remained under the shadow of the continuing difficult economic conditions. Brazil again saw a decline in overall new passenger car registrations against the previous year (– 4.1 %) in 2003. This persistent consumer reluctance was reflected in the deliveries of the Volkswagen Group: they declined by 17.8 % to a total of 314,093 units; its share of the passenger car market fell to 22.6 (26.1) %. Those figures also include sales of light trucks which, viewed in isolation, fell by 31.7 % to 26,522 units, entailing a fall in market share to 15.1 (22.3) %. In the 7 to 45 tonne heavy truck segment, based entirely on production in Brazil, the Volkswagen Group delivered 25,474 Volkswagen trucks and buses (+ 12.3 %) to customers in the year under review. Market share of Volkswagen in the heavy truck segment rose to 34.3 (30.6) %. As a result, Volkswagen for the first time became the market leader in this segment.

The passenger car market in Argentina saw signs of a reversal in trend in financial 2003: relative to a very weak previous year's level which was against a background of economic crisis, the number of new vehicle registrations increased by 43.4 %. The Volkswagen Group sold a total of 26,506 vehicles in this market, 155.5 % up on the low level of the previous year. The Group achieved a 24.2 (15.0) % share of the passenger car market. In the heavy truck segment Volkswagen virtually doubled its market share to 18.3 (9.3) % with its commercial vehicle imports from Brazil.

In South Africa the passenger car market grew 7.6 %. The Volkswagen Group delivered 58,365 passenger cars and commercial vehicles to customers, 4.2 % up on the previous year. Its share of the passenger car market share was reaffirmed at 22.0 %.

DELIVERIES IN THE ASIA-PACIFIC REGION

In the still growing markets of the Asia-Pacific region deliveries of the Volkswagen Group increased in the period under review. A major driver of sales was the Chinese passenger car market. The Group responded to the high level of demand with an expanded range of products and sales rose against the previous year by a substantial 36.0 % to 697,207 units. This reaffirmed the Group's longstanding market leadership in that market. The increase in sales was generated in particular by the Polo, Bora, Jetta, Passat, Santana and Audi A6 models, and by the newly launched Audi A4.

The Japanese passenger car market stagnated at the weak level seen in previous years (+ 0.4 %) whilst the imported passenger car market declined by 4.9 %. Deliveries of Volkswagen and Audi models fell slightly, by 3.5 %, to 68,459 units. The Volkswagen Group's share of the import market nevertheless increased slightly to 28.5 (28.0) %.

In the other markets of the Asia-Pacific region, such as Australia and Taiwan, demand for automobiles continued to rise. Sales of Group models increased by 10.9 % against the previous year to 41,363 units.

SALES TO THE DEALER ORGANIZATION

In the year 2003 the worldwide sales of the Volkswagen Group to its dealer organization totalled 5,015,911 units, slightly above the level of the previous year (+ 0.4 %). In Germany demand rose slightly towards the end of the year under review, as a result, the previous year's Group figure was surpassed by 0.8 %. Outside Germany, too, Group sales of 4,100,326 units were 0.3 % up on the previous year. The proportion of vehicles sold outside Germany remained virtually constant at 81.7 (81.8) %. Increases were achieved in particular by the Chinese joint ventures Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd., whose sales rose against the previous year by a substantial 50.4 % to 707,307 units.

The main driver of unit sales worldwide for the Volkswagen Group was the Passat/Santana, with a 14.4 (14.1) % share of the total. The Golf, despite the model change-over, achieved a 13.3 (16.1) % share, still ahead of the Polo, which represented 9.0 (10.0) % of total unit sales.

The unit sales of Volkswagen AG to the dealer organization totalled 1,941,311 vehicles, 5.9 % down against the previous year. Of that total, 67.2 (68.9) % were exported from Germany.

PRODUCTION

In the financial year 2003 the Volkswagen Group deployed its flexible production control strategy to adjust its volumes to market conditions. Production totalled 5,020,733 units, 0.1 % fewer than in 2002. The new Touran, Touareg and Audi A3 models were well received by the market, resulting in a steady increase in production of them. The production of the joint ventures in China, the market with the fastest sustained growth of all, was increased substantially to 707,619 (470,635) units. 34.7 (35.5) % of total production was made in Germany. An average of 22,043 units (+ 2.6 %) per working day were produced Group-wide. The production figure also includes 39,903 Ford Galaxy units, which are also included in unit sales but not in deliveries to customers.

Production at the vehicle-producing sites of Volkswagen AG (Emden, Hanover and Wolfsburg) increased by 3.9 % to 993,716 units, primarily owing to the high volumes of Touran modules for Auto 5000 GmbH. The average daily production of Volkswagen AG was 4,255 units (– 3.1 %).

ORDERS RECEIVED BY VOLKSWAGEN AG

The weakness in demand in the German passenger car market persisted throughout 2003. Volkswagen AG nevertheless recorded an increase in orders received of 5.1 % against the previous year. Orders were primarily received for the Polo as well as for the new products: the New Beetle Cabriolet, the Touran, the Touareg and the new Golf. Demand in Western Europe excluding Germany declined. A climate of weak overall demand saw a 6.3 % fall in orders relative to 2002 levels. At December 31, 2003 Volkswagen AG held orders for 86,400 vehicles within Germany and for 98,400 units from the rest of Western Europe excluding Germany.

INVENTORIES

In the year under review the Volkswagen Group adjusted its inventory levels to the slight decline in demand. Worldwide inventories held by the dealer organization and our Group companies as per December 31, 2003 were down on the prior year, but remained at an optimum level to supply our customers.

AGE STRUCTURE OF VOLKSWAGEN AG EMPLOYEES 2003
IN '000 EMPLOYEES



> 56
51 – 55
46 – 50
41 – 45
36 – 40
31 – 35
26 – 30
21 – 25
< 20
9.3
11.5
13.4
17.8
20.2
13.8
8.7
5.3
3.8
0
5
10
15
20
25

NUMBER OF EMPLOYEES

On average over the year the Volkswagen Group employed 334,873 people (+ 3.4 %), including employees from the joint ventures in China. Of that overall total, 174,297 (+ 4.0 %) or 52.0 (51.7) % were employed by companies in Germany. At the balance sheet date the number of people employed worldwide in the Volkswagen Group had increased to 336,843 (+ 3.7 %), of whom 176,544 (+ 5.7 %) were working for Group companies in Germany. The increase resulted primarily from the expansion of the Group in the course of 2003. Including the 8,367 employees of the newly consolidated companies led to an increase of 2.6 % in the total number of employees. Furthermore, the expansion of production capacities by Shanghai-Volkswagen Automotive Company Ltd. and the production of the Touran within the framework of the 5000 x 5000 tariff scheme also brought about an increase in the total number of employees.

At December 31, 2003 the sites of Volkswagen AG employed a total of 103,821 people, excluding employees working for subsidiaries, 0.8 % fewer than the previous year. Of that total, 4,181 – or 4.0 % – were apprentices (+ 0.4 %). 13.1 (12.8) % of the total were women, slightly more than in the previous year. A total of 2,784 people (2.7 %) were employed on a part-time basis.

7.2 (7.4) % of employees were non-German. The proportion of skilled technical personnel in the industrial workforce possessing a VW-related qualification was 60.8 (56.8) %. 10.8 (10.3) % of the workforce were university or technical college graduates. The average age of the workforce in the year under review was 40.6.

PASSIONATE ABOUT PROGRESS


W12
6.0

Only the front-runner can lead the way. Audi turns tomorrow's innovation into today's reality – be it technical expertise or visionary design, because performance at Audi is technology coupled with automotive passion, creating a head start that grows with every new challenge. Be our guest on the road to the future.



NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

Sales revenue at prior year level

Despite the negative effect of exchange rate movements, the Volkswagen Group generated sales revenue at the level of the previous year. However, earnings reflected unfavourable underlying conditions and special items.

AUTOMOTIVE DIVISION BALANCE SHEET

Automotive Division non-current assets increased to 35.4 (34.2) billion € in the financial year 2003. The increase was mainly in tangible fixed assets and intangible assets (especially capitalized development costs). Current assets increased by 24.9 % to 31.5 billion €, resulting in particular from take-up of liquid funds.

Shareholders' equity totalled 20.5 (20.9) billion € at the end of the financial year, down 1.6 % relative to the prior year. Provisions totalling 23.4 billion € were slightly up on the previous year. The take-up of long-term borrowings under favourable terms meant the liabilities of 23.0 (15.4) billion € were above the 2002 year-end figure.

FINANCIAL SERVICES DIVISION BALANCE SHEET

The continuous expansion in the Financial Services Division business is again reflected in an increase in total assets, to 52.1 billion € (+ 5.5 %). The increase in the asset base was predominantly in current assets, particularly in respect of receivables from customer financing. The book value of the leasing and rental assets increased by 5.0 % to 8.7 billion €, while non-current assets remained at a low level.

Shareholders' equity totalled 3.9 billion €, up 3.2 % on the previous year. The capital ratio remained virtually unchanged at 7.5 (7.6) %. The additional funding required to finance the growing financial services business was acquired by the use

CONSOLIDATED BALANCE SHEET BY DIVISION AS AT DECEMBER 31

	Volkswagen Group		Automotive[1]		Financial Service	
million €	2003	2002	2003	2002	2003	2002
Non-current assets	36,021	34,563	35,395	34,166	626	397
Leasing and rental assets	8,906	8,445	208	163	8,698	8,282
Current assets[2] [3]	74,209	65,888	31,461	25,187	42,748	40,701
Total assets	**119,136**	**108,896**	**67,064**	**59,516**	**52,072**	**49,380**
Capital and reserves	24,430	24,634	20,541	20,865	3,889	3,769
Minority interests	104	57	104	57	–	–
Provisions[2]	25,282	24,907	23,415	23,170	1,867	1,737
Liabilities[3]	69,320	59,298	23,004	15,424	46,316	43,874
Total capital	**119,136**	**108,896**	**67,064**	**59,516**	**52,072**	**49,380**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.
[3] Including prepayments and deferred charges, and deferred income.

CONSOLIDATED BALANCE SHEET 2003
IN PERCENT


Current assets
62.3
Leasing and
rental assets
7.5
Non-current assets
30.2
Total assets
0
10
20
30
40
50
60
70
80
90
100
Total capital
58.2
Liabilities
21.2
Provisions
0.1
Minority
interests
20.5
Capital and
reserves

of external capital, as is common in the industry. Consequently, liabilities increased by 5.6 % to 46.3 billion €. Customer deposits held by Volkswagen Bank *direct* included in this figure again increased substantially to 6,744 million € (+ 20.1 %).

ASSET AND CAPITAL STRUCTURE IN THE GROUP

In 2003 the Group's total assets increased by 9.4 % to 119.1 billion €. The main factors in this were increases in the current assets of the Automotive Division and the expanded financial services business. Current assets at the balance sheet date totalled 74.2 (65.9) billion €.

Group shareholders' equity was around the prior year level. The positive effect from the 2003 earnings was offset by the dividend payment for 2002 and by the effects of currency translation, particularly in respect of the accounts of the North American Group companies and the Chinese joint ventures. Borrowings increased by 12.4 % against the previous year to 94.7 billion €, because of the growth in the banking and financing sector and the issue of bonds. As a result, the capital ratio of 20.5 (22.6) % was slightly down compared to the previous year.

FINANCIAL POSITION IN THE AUTOMOTIVE DIVISION

The Automotive Division achieved a gross cash flow of 6.7 (8.3) billion €. Consequently, the funds generated, available long-term for investment purposes, could not fully cover the financing requirement for investments. The tie-up of working capital changed only marginally. In total, cash flows from operating activities of 6.3 billion € was below the previous year (8.2 billion €). As a consequence of our efforts to tighten investment and development activities, additions to tangible assets and to capitalized development costs decreased by 4.8 %. After including direct investments and other financial assets as well as income from the disposal of non-current assets, the outflow of funds from investing activities totalled 8.8 billion €. The net cash flow of – 2.5 billion € is negative owing to the continued high advanced payments for future periods. A large part of the investments in tangible assets were devoted to expanding the model range and the associated modernization of manufacturing facilities. At December 31, 2003 cash and cash equivalents had increased to 6.7 billion € (+ 4.4 billion € relative to the previous year), primarily owing to the issue of bonds. After including securities and loan receivables and after deducting borrowings, net liquidity totalled – 2.2 billion €. Adjusted to exclude the negative net liquidity from the financing and other companies arising in particular from intra-Group factoring, and in the face of high cash outflows in the run-up to new model start-ups, the Automotive Division achieved a positive net liquidity of 1.2 (4.1) billion €.

FINANCING OF THE GROWING FINANCIAL SERVICES DIVISION

The increasing funding requirements of the expanding Financial Services Division can only be partially met by cash flows from operating activities. As is common in the industry, the additional financing requirement to deliver growth in customer and dealer financing and for the procurement of lease vehicles amounting to

CONSOLIDATED CASH FLOW STATEMENT BY DIVISION

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2003	2002	2003	2002	2003	2002
Profit before tax	1,529	3,986	618	3,247	911	739
Income taxes paid	–987	–1,376	–637	–963	–350	–413
Depreciation	8,398	7,300	6,818	5,813	1,580	1,487
Change in pension provisions	306	320	298	314	8	6
Other expenses and income not affecting cash flow[2]	–438	–21	–427	–77	–11	56
Gross cash flow	**8,808**	**10,209**	**6,670**	**8,334**	**2,138**	**1,875**
Change in working capial	**–91**	**251**	**–356**	**–109**	**265**	**360**
Change in inventories	–1,109	–921	–1,156	–792	47	–129
Change in receivables	–494	–660	–561	–448	67	–212
Change in liabilities	933	1,184	806	502	127	682
Change in other provisions	579	648	555	629	24	19
Cash flows from operating activities	**8,717**	**10,460**	**6,314[3]**	**8,225[3]**	**2,403**	**2,235**
Cash flows from investing activities	**–15,810**	**–16,016**	**–8,802**	**–9,218**	**–7,008**	**–6,798**
of which: investments in tangible and other intangible assets	–6,727	–6,827	–6,589	–6,730	–138	–97
capitalized development costs	–2,160	–2,460	–2,160	–2,460	–	–
Net cash flow	**–7,093**	**–5,556**	**–2,488**	**–993**	**–4,605**	**–4,563**
Change in investments in securities	229	–232	233	–209	–4	–23
Cash flows fom financing activities	11,423	4,623	6,698	104	4,725	4,519
Cash flows from changes in exchange rates and to the scope of consolidation	–10	–133	–1	–103	–9	–30
Change in cash and cash equivalents	**4,549**	**–1,298**	**4,442**	**–1,201**	**107**	**–97**
Cash and cash equivalents at December 31[4]	**7,536**	**2,987**	**6,680**	**2,238**	**856**	**749**
Securities and loans	3,652	3,837	3,331	3,496	321	341
Gross liquidity	**11,188**	**6,824**	**10,011**	**5,734**	**1,177**	**1,090**
Total third-party borrowings	–54,858	–45,602	–12,180	–5,275	–42,678	–40,327
Net liquidity	**–43,670**	**–38,778**	**–2,169**	**459**	**–41,501**	**–39,237**
Adjustments for the negative net liquidity of financing and other companies			3,344	3,650		
Net liquidity in the core automotive business			**1,175**	**4,109**		

[1] Including allocation of the consolidation adjustments between the Automotive and Financial Services divisions.
[2] Mainly relating to valuation of financial instruments at market value and the use of the equity method.
[3] Before consolidation of intra-Group relationships 6,796 (8,065) million €.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time.

4.6 billion € was covered mainly by borrowing on the capital markets. Moreover, short-term finance was converted into long-term borrowings in the form of bonds. Cash and cash equivalents of 0.9 billion € were slightly up on the level of December 31, 2002. Total third-party borrowings increased against the previous year by 2.4 billion € to 42.7 billion €, as a result of which the net liquidity of the Financial Services Division at the 2003 year-end totalled – 41.5 billion €.

KEY FINANCIAL FIGURES

in %	2003	2002
Volkswagen Group		
Return on sales before tax	1.8	4.6
Return on sales after tax	1.3	3.0
Capital ratio	20.5	22.6
Automotive Division[1]		
Change in sales volume	+0.4	–2.2
Change in sales revenue	–0.6	–3.1
Operating profit as a percentage of sales revenue	1.1	5.0
Return on investment after tax[2]	2.2	7.4
Cash flows from operating activities as a percentage of sales revenue	8.8	10.3
Cash flows from investing activities as a percentage of sales revenue	11.6	11.7
Tangible asset acquisitions as a percentage of sales revenue	8.5	8.6
Capital ratio[3]	30.6	35.1
Financial Services Division		
Growth in total assets	5.5	6.9
Profit before tax as a percentage of average capital and reserves	23.8	19.6
Capital ratio	7.5	7.6

[1] According to segmental reporting (see pages 20 and 21 of the notes to the financial statements of Volkswagen Group).
[2] For details see "Value-based management" under "Financial communication".
[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

CASH AND CASH EQUIVALENTS IN THE GROUP

At December 31, 2003 the Volkswagen Group held cash and cash equivalents totalling 7.5 billion €, an increase of 4.5 billion € relative to the 2002 year-end. The financing of upfront expenditures in the Automotive Division and of further expansion of the financial services business meant that total third-party borrowings increased significantly. Consequently, the net liquidity of the Volkswagen Group was – 43.7 billion €.

GROUP REVENUES

In the financial year 2003 the increase in value of the Euro, against the US Dollar in particular, meant that the translation of income statement amounts from the accounts of Group companies drawn up in foreign currencies resulted in significantly lower Euro amounts in the Group's consolidated income statement than in the prior year.

The sales revenue of the Volkswagen Group increased in 2003 to 87.2 billion €, up 0.2 % against the previous year. The main factor in this was the 10.2 % increase in Financial Services Division sales revenue from leasing and rental business to 10.4 billion €. In the Automotive Division, the cost imposed by the negative effects of exchange rate changes could not be fully offset by the increased proportion of higher-value vehicles sold and the sustained effects of pricing adjustments. The strong increase in unit sales in China contributed to sales revenue only in terms of increased deliveries of vehicle components to the Chinese joint venture companies consolidated using the equity method in the Group's financial statements. The Volkswagen Group generated 70.0 (72.5) % of its total sales revenue outside Germany.

The cost of sales rose against the prior year by 4.8 % to 77.8 billion €. The additional burdens arising from new model start-ups could not be fully offset by optimized product costs in production. Based on a cautious estimate of the change in economic conditions, in particular trends in key automobile markets and exchange rates, the 2003 financial statements incorporate a revaluation of upfront expenditures. This has led to an additional charge of 578 million € in the cost of sales for the Automotive Division, and thus for the Volkswagen Group arising from the write-down of development costs and special tools capitalized in previous years as well as from development costs incurred in 2003 not being capitalized. Furthermore, gross profit also reflected the negative impact of strikes in the eastern German states and in Brazil. Including the gross profit from operating leases and from the short-term rental business, the gross margin of the Automotive Division across the Group as a whole of 9.4 billion € was 26.3 % below the previous year. By contrast, the positive trend in dealer and customer financing business, finance leasing and direct banking was reflected in a rise in the gross profit of the Financial Services Division at Group level by 1.9 % to 1.3 billion €.

Distribution costs in financial 2003 totalled 7.8 billion €, up 3.8 % against the prior year. Within this, the Volkswagen Group spent less on sales incentives than is common practice in the rest of the industry. A positive effect was felt from the shift in exchange rates from the translation of distribution costs of Group companies outside Germany into Euro. Distribution costs represented 9.0 (8.7) % of sales revenue, slightly up on the previous year. Administrative expenses increased by 5.5 % to 2.3 billion € against 2002. This rise resulted in particular from the expansion of the scope of consolidation in the course of the reporting year. The other operating result includes a special charge arising from restructuring measures in Brazil totalling 133 million €. Nevertheless the other operating result increased overall, based on higher income from hedging of exchange rates and from sundry sales and services as well as an increase in the release of provisions no longer required, and at 1.2 billion € was well above the previous year. The operating profit of the Volkswagen Group for the financial year 2003 was

CONSOLIDATED INCOME STATEMENT BY DIVISION

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2003	2002	2003	2002	2003	2002
Sales revenue[2]	**87,153**	**86,948**	**76,730**	**77,489**	**10,423**	**9,459**
Cost of sales[2]	77,754	74,188	68,181	65,531	9,573	8,657
Gross profit of Automotive Division	**9,399**	**12,760**	**8,549**	**11,958**	**850**	**802**
Gross profit of Financial Services Division	**1,261**	**1,238**	**−299[3]**	**−246[3]**	**1,560[4]**	**1,484[4]**
Distribution costs	7,846	7,560	7,127	6,919	719	641
General administrative expenses	2,274	2,155	1,636	1,502	638	653
Other operating result	1,240	478	1,399	749	−159	−271
Operating profit	**1,780**	**4,761**	**886**	**4,040**	**894**	**721**
Financial result	−251	−775	−268	−793	17[5]	18[5]
Profit before tax	**1,529**	**3,986**	**618**	**3,247**	**911**	**739**
Income tax expense	−411	−1,389	−103	−1,210	−308	−179
Profit after tax	**1,118**	**2,597**	**515**	**2,037**	**603**	**560**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Income and expenses from Financial Services Division operating lease contracts are included in sales revenue and cost of sales.
[3] Primarily consolidation adjustment relating to financing cost subsidies.
[4] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance lease contracts.
[5] Excluding the transmitted dividend payment of a company in the Automotive Division.

SHARE OF SALES REVENUE BY MARKET 2003
IN PERCENT



Europe (excluding Germany)
41.1
Germany
30.0
North America
16.8
Asia/Oceania
7.6
South America
3.2
Africa
1.3
0
5
10
15
20
25
30
35
40
45

reduced by special items included in the cost of sales and in the other operating result amounting to 711 million €. At 1.8 billion €, it was 62.6 % below the previous year.

The financial result of the Group was – 251 million €, representing a substantial improvement of 524 million € compared to the previous year. The key factor was the valuation of German securities at fair value.

GROUP EARNINGS

In the reporting year 2003 the Volkswagen Group generated a profit before tax of 1.5 billion € (– 61.6 %). Owing to the very difficult underlying conditions and the special items detailed above, the previous year level could not be maintained, as a result of which the return on sales decreased by 2.8 percentage points to 1.8 %. The profit after tax – after deducting current and deferred income taxes – totalling 1.1 billion € was well below the previous year (– 57.0 %). The effective tax rate decreased by 8.0 percentage points compared to the 2002 level to 26.9 %. As a consequence of EU expansion, tax concessions recognized for the first time in Group companies based in the countries about to join the EU had a favourable impact on the effective tax rate. This effect was countered in Germany by the moratorium on the offsetting of corporation tax credits contained in the Tax Relief Reduction Act.

Details of the development of business of the Automotive and Financial Services divisions are presented in the section headed "Divisions".

VOLKSWAGEN AG
(CONDENSED, ACCORDING TO GERMAN COMMERCIAL CODE)

Model start-ups depress earnings

EARNINGS FOR THE YEAR

In the financial year 2003 Volkswagen AG increased its sales revenue against the prior year by 5.4 % to 45.4 billion €. The negative effect of exchange rate changes was offset by higher volumes of component deliveries within Germany. The proportion of total sales revenue generated outside Germany decreased to 61.9 (66.7) %. Cost of sales increased by 10.9 %, primarily because of the costs of new model start-ups. Consequently, gross profit fell against the prior year by 76.5 % to 628 million €.

The 5.5 % rise in distribution costs resulted mainly from increased sales incentives. The ratio of administrative expenses to sales revenue remained virtually unchanged at the prior year level, whereas the ratio of the other operating result to the sales revenue significantly increased. The financial result improved by 63.6 % to 2.5 billion €, owing in particular to higher income from investments. The results from ordinary business activities of Volkswagen AG at the end of the year amounted to 976 million €, down 46.6 % against the prior year.

NET ASSETS AND FINANCIAL POSITION

The total assets of Volkswagen AG increased in the year by 26.1 % to 37.5 billion €. The investments in tangible and intangible assets required for the model changes in 2003 primarily related to products, model facelifts and adaptations at the Wolfsburg and Hanover sites. They totalled 2,778

INCOME STATEMENT OF VOLKSWAGEN AG

million €	2003	2002
Sales revenue	**45,425**	**43,087**
Cost of sales	44,797	40,412
Gross profit	**+628**	**+2,675**
Distribution costs and administration expenses	3,181	2,996
Other operating income less other operating expenses	+1,006	+606
Financial result*	+2,523	+1,542
Results from ordinary business activities	**+976**	**+1,827**
Income tax expense	343	791
Profit after tax	**633**	**1,036**
Profit carried forward from previous year	60	47
Retained earnings	280	518
Net earnings available for distribution	**413**	**565**

*Including depreciation of financial assets.

BALANCE SHEET OF VOLKSWAGEN AG AS AT DECEMBER 31

million €	2003	2002
Non-current assets	20,598	19,497
Inventories	3,011	2,604
Receivables	7,796	6,527
Cash and cash equivalents	6,144	1,142
Total assets	**37,549**	**29,770**
Capital and reserves	10,588	10,468
Long-term borrowings	6,470	6,414
Medium-term borrowings	4,103	3,874
Short-term borrowings	16,388	9,014

million €, matching the previous year level. Financial investments likewise remained virtually unchanged at 1,151 million €. Consequently, non-current assets increased overall by only 5.6 %.

Current assets increased by a substantial 65.0 % to 17.0 billion €. The main reason for this was an increase in liquid funds resulting from the issue of bonds through a subsidiary, from which the inflow of funds was passed on to Volkswagen AG in the form of a loan. Further factors in the increase were higher inventory levels and increased receivables and other assets.

Capital and reserves (including special items with an equity portion) increased in line with earnings by 1.1 % to 10.6 billion €, though at a lower rate than the total assets, so that the capital ratio decreased from 35.2 % in the previous year to 28.2 %. Provisions and accruals decreased by 0.3 % to 13.8 billion €. By contrast, liabilities rose by 7.7 billion € to 13.1 billion €, of which 9.0 billion € (1.7 billion €) were interest-bearing.

DIVIDEND PROPOSAL

After transferring 280 million € to free reserves, the Board of Management and Supervisory Board propose the payment of a dividend of 1.05 € per ordinary share and 1.11 € per preferred share to the Annual General Meeting.

PROPOSAL ON APPROPRIATION OF NET EARNINGS AVAILABLE FOR DISTRIBUTION

€	2003
Dividend distribution on subscribed capital (1,089 million €)	409,313,607.15
of which on ordinary shares*	292,499,116.35
on preferred shares	116,814,490.80
Balance (carried forward)	3,594,239.40
Net earnings available for distribution	**412,907,846.55**

* Excludes 41,719,353 treasury shares that would carry dividend rights if no longer held by the Company on the date of the Annual General Meeting.

EMPLOYEE PAY AND BENEFITS AT VOLKSWAGEN AG

million €	2003	%	2002	%
Direct pay including fringe benefits in cash	4,296	62.8	4,179	62.6
Social insurance contributions	993	14.5	918	13.7
Payment for hours not worked	866	12.7	871	13.1
Pensions	681	10.0	706	10.6
Total	**6,836**	**100.0**	**6,674**	**100.0**

The financial statements of Volkswagen AG (according to German Commercial Code) will be published in the "Bundesanzeiger" and submitted to the Register of Companies at the Wolfsburg District Court. Copies of the financial statements can be obtained free of charge from the address given in the imprint of this Report.



ADRENALIN ON WHEELS

Some cars can set your pulse racing even when they're standing still. Their name is Lamborghini. If the sports car didn't already exist, this is what would be invented: uncompromising, extreme, Italian and undoubtedly unique. Those who seek the extreme discover Lamborghini. Everyone else will continue to make do with a faster heartbeat.



RESEARCH AND DEVELOPMENT

Great innovative strength in design, technology and equipment features

Our development work has been especially fruitful this year: new design elements, competition-beating components, an innovative gearbox – and of course the Golf V. With its new products and innovations Volkswagen has again underlined its supreme position as a provider of driving enjoyment, safety and environmental compatibility.

2003 MARKED BY THE GOLF

The new models launched in 2003 demonstrate that Volkswagen has moved into a new era in terms of its styling. With skilful design and great attention to detail, the Group has created a more dynamic look and enhanced the emotional appeal of its vehicles. The Concept R study, presented for the first time at the IAA Motor Show in Frankfurt, was a trendsetter with many exciting design elements, and its newly styled front end showed the future face of Volkswagen models.

The new Golf is unmistakeably a Golf, but at the same time it features dynamic styling cues which optimally embody its supremely assured driving characteristics. With a newly developed multi-link rear suspension and an electro-mechanical steering system, the Golf attains an unmatched degree of precision. The new draught-free air conditioning system (Climatronic) features separate control zones for the driver and front passenger, importing Volkswagen technical developments from the luxury-class range into the compact class and setting new standards as a result.

One focus of research and development activities in 2003 was on further improving the functionality, safety standards and environmental compatibility of the Group's products. The progress achieved in development was consistently implemented in all new models. The Volkswagen Group also continued to pursue its strategy of extending its product range and thereby further broadening its market coverage. Key examples of this are the Caddy delivery van, the Golf GTI, Golf Plus, Golf 4MOTION, Jetta, Passat B6, Polo FUN and – in the category below the Polo – the Fox.

The sporty flair of the Golf, the Audi A3 and the Audi TT is enhanced by the combination of the new dual-clutch DSG® direct shift gearbox with the powerful 3.2 l VR6 engine. The very fast gear-shifting of the DSG results in outstanding performance with a marked reduction in consumption even relative to conventional manual gearboxes. In future the DSG will also be fitted in diesel-engined vehicles, enhancing their performance and delivering even lower fuel consumption. This new gearbox technology provides the Volkswagen Group with a lead over the rest of the market that it intends to exploit and build on both in development and in production in order to keep ahead of the competition.

A further highlight of the past financial year was the market launch of the new R5 TDI engine in the Multivan and the Touareg. The features of this entirely newly designed all-aluminium engine include a maintenance-free control drive. The four-cylinder four-valve 2.0 l TDI engine was also brought to production maturity, and is already on offer for the Audi A3, the Touran and the Golf. This engine embodies driving enjoyment combined with very low consumption and low emissions. The diesel unit achieves torque curves unique in its market. Volkswagen also continued to pursue the development of its FSI petrol direct injection technology. This range of units, too, plays a major role in cutting the CO_2 emissions of the Volkswagen fleet, and will in future be rounded off by a 2.0 l version combining direct injection and a turbocharger.

In its electrics and electronics development the Group has further optimized the efficiency of its processes. One example of this is the introduction of an intensive vehicle test involving even more detailed final testing than before of all the electrical and electronic components in the vehicle. A Version management system for hardware and software in electrical and electronic componentry has also been established. The use of standard hardware and software in different models enhances efficiency in the development phase, in production and in after-sales service. These measures were implemented for the new Golf, and were key factors in its successful start-up. Other projects were initiated aimed at enhancing synergies in development activities across the Group even more effectively.

In the coming years the Volkswagen Group will also be intensively driving forward its activities in the fields of complete solutions to maximize recycling levels, new-style vehicle concepts and safety systems. Although automobiles are already groundbreakers in terms of recycling of used materials – almost 80 % of their total weight now finds its way back into the productive system – the challenge for the future is to attain a recycling rate of at least 95 %. The major part of the residual materials from used automobiles currently not yet being recycled ends up forming part of the so-called shredder residues. Together with the medium-sized engineering firm SiCon, Volkswagen has developed a reprocessing method to handle this final stage of the end of life recycling of used vehicles. In the process, waste which to date had to be disposed of on landfill sites is almost completely converted into reusable material. In close collaboration with potential buyers of the residual material, the so-called VW-SiCon process has since been brought to market maturity.

The great innovative strength of Volkswagen was again demonstrated in 2003 by the total of 966 patent applications – 758 in Germany and 208 abroad – registered by Group employees.

RESEARCH AND DEVELOPMENT COSTS

In the financial year 2003 research and development costs totalled 4,140 million €, 5.3 % below the previous year. The capitalization rate fell in 2003, owing to the progress of development activities in individual projects, to 52.2 %. Research and development costs charged to the income statement in the Automotive Division of the Volkswagen Group thus totalled 3,526 million € (+22.0 %). They represented 4.5 (3.7) % of the Automotive Division's sales revenue. Volkswagen AG research and development costs in accordance with the German Commercial Code (HGB) were 6.8 % down against the previous year at 2.9 billion €.

The Research and Development function, including the not fully consolidated vehicle producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd., employed 20,211 people Group-wide (–1.8 %), representing 6.0 % of total employees. Of that figure, 10,051 were employed by Volkswagen AG.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

million €	2003	2002	%
Total research and development costs	4,140	4,371	–5.3
of which capitalized	2,160	2,460	–12.2
Capitalization ratio in %	52.2	56.3	
Amortization of capitalized development costs	1,546	980	57.8
Research and development costs charged to the income statement	**3,526**	**2,891**	**22.0**

Quality is when the customer is satisfied

40 new models in one year: in 2003 we discovered what a "model initiative" really means – for Procurement, for Production and for Quality. The further improvement of processes is at the top of our agenda for 2004 too. After all, only one thing counts: the satisfaction of our customers.

NEW CHANNELS OF PROCUREMENT

One of the key strategic tasks for the Volkswagen Group in 2003 was to align its procurement organization more closely to its production program and to individual development projects, and to integrate suppliers even more tightly into the process. Volkswagen successfully put this new organizational form to the test during the start-up of the new Golf. As a result, the quality both of internal processes and of processes involving suppliers improved substantially.

Collaborative approach to optimizing process costs established

In view of the increasing diversity of products, the steadily growing demands in terms of innovation and the global reach of the Volkswagen Group, collaboration throughout the supply chain is becoming an ever more important factor. In order to further optimize costs all along the value adding chain despite that steadily rising complexity, in 2003 Volkswagen launched a collaborative process cost optimization project designated "PPO". The project analyzes quality and process costs in addition to material costs, involving 200 suppliers working closely together with experts from Procurement, Quality, Development, Production, Sales plus Controlling and Accounting.

New markets encompassed by procurement processes

The enormous potential for growth in the Chinese economy also offers component suppliers the opportunity to profit from that market. The presence of such companies in China promotes competition and so cuts the price levels of vehicle components and assemblies worldwide. The challenge for the Volkswagen Group is to enhance its utilization of synergies in collaboration with the local joint ventures and to open up new sources for the component requirements of all Group companies. To that end, the forward and global sourcing processes of the Group have been restructured and also introduced on a cross-company basis into the Chinese market. This strategy benefits the Group's joint venture producers in China as well as the worldwide procurement activities of the other Group companies.

e-business activities extended beyond procurement

In the year under review the Volkswagen Group has further extended its B2B platform, adapting it to the needs of departments outside of the Procurement function. With the Creditor Advice Note, Purchased Part Quality Data and Container Management projects the B2B platform embraced the Controlling and Accounting, Quality and Logistics functions.

Another key area in the development of e-business activities in the year under review was the optimization of information channels to suppliers. Suppliers are now provided with a targeted electronic messaging system in the form of a "Supplier Cockpit", delivering information from the various departments within the Company and notifying the supplier of any exceptional situations as and when they occur.

In view of the rising rate of innovation in the automotive sector, Volkswagen intends to be even better prepared for its model launches in future. Consequently, the Group will increasingly be handling its fast communication channels with suppliers during the vehicle start-up phase and its supply chain management by way of its B2B platform.

Purchasing volume slightly increased

The purchasing volume in the Group increased in the reporting period by 3.3 % to 59.1 billion €. Of that total, 49.0 (48.3) billion € was spent on production materials and 10.1 (8.9) billion € on capital goods and services. 51,0 (49.9) % of suppliers were based in Germany.

Volkswagen AG increased the total purchasing volume to 20.9 billion € (+ 7.7 %), of which 71.4 (70.6) % was sourced from within Germany. Of the total purchasing volume, 16.4 (15.9) billion € was spent on production materials and 4.5 (3.6) billion € on capital goods.

MODEL INITIATIVE AS A CHALLENGE FOR PRODUCTION

With 40 new models entering production at the various sites worldwide, 2003 saw the highest number of product start-ups in the history of the Volkswagen Group. State-of-the-art vehicle and manufacturing technologies were deployed.

The key new model launch was the fifth-generation Golf. In order to meet the expected high demand, production was started simultaneously at the Wolfsburg, Brussels and Zwickau plants. This major product launch demanded an intensive level of commitment and effort from all the employees involved.

The model initiative was not restricted just to the European production facilities; it also extended to Volkswagen plants in North and South America, South Africa and China. Twelve new Group models were launched onto the various markets in those regions in the year under review. With this model policy offensive the Volkswagen Group plans to continue conquering new market segments in the future.

Evolution in the organization of work and processes

In production, processes are analyzed as a unified whole and designed accordingly. The benefit of this approach is that additional potential for optimization can be much more effectively tapped. The aim of the Volkswagen Group in this is to further improve its already high level of productivity and quality.

An example of this philosophy at work in the Volkswagen Group is the central Pilot Hall in Wolfsburg. In this "think-tank", process chains are redefined and disseminated throughout the Group. The focus of activities in the Pilot Hall is on building prototypes. Pilot Hall staff work together with staff from the individual production sites in order to exchange knowledge and experience. The central staff also support their colleagues at the individual plants worldwide in managing new model start-ups where necessary.

Turntable system successful

In order to manage production in line with market developments, Volkswagen successfully deploys its so-called turntable concept. Special flexible manufacturing facilities enable the Group to respond to shifts in demand between the various models by rapidly adjusting production at the individual Volkswagen plants. The concept means different models can be built on the same production line according to the latest market preferences.

The introduction of the turntable system has already proved successful at a number of sites, such as in Bratislava, Emden, Mosel and Pamplona. The Group will shortly be installing a joint turntable system at the Volkswagen Passenger Cars plant in Brussels to enable Audi brand models to be built there in future. This will avoid the need for high levels of capital investment in expanding capacities at AUDI AG.

Production milestones celebrated

In May 2003 at the Emden plant, Volkswagen built its twelfth millionth Passat since the start of production of that model in 1973. The Passat is also produced at the Zwickau, Shanghai (China) and Anchieta (Brazil) plants. VOLKSWAGEN SLOVAKIA in Bratislava (Slovakia) likewise celebrated a milestone in May 2003: the one millionth vehicle to roll off its assembly line was a 228 kW/310 bhp Touareg V8. One month later AUTOEUROPA-AUTOMÓVEIS LDA. in Setubal (Portugal) in turn marked its one millionth vehicle produced – a 96 kW/130 bhp Sharan TDI.

The Beetle – a success story draws to a close

On July 30, 2003, after almost 70 years, the last Beetle rolled off the assembly line at Volkswagen de Mexico in Puebla. The Beetle made Volkswagen world-famous, and was seen as the symbol of Germany's economic recovery. It was a reliable companion to several generations of motorists. A total of 21,529,464 Beetles were built. Its legend lives on in the New Beetle and the New Beetle Cabriolet.

QUALITY – THE CUSTOMER'S VIEWPOINT AS THE FOCUS OF ALL ACTION

The products of the brand groups within the Volkswagen Group are as individual as the expectations and wishes of our customers. Quality, too, is not a rigid concept, tied entirely to technical details, but rather represents the totality of many widely varying criteria, seen from entirely different perspectives: the range of attributes influencing the customer's perception of quality extends from the famous "first impression" a product makes, through the quality of the materials used, to the quality of service.

The differing customer demands in terms of the quality of a vehicle have for years entailed far-reaching consequences in terms of the strategic direction of the quality assurance function within the Volkswagen Group. From the SEAT Arosa to the Bentley Continental GT – all models are conceived to meet the specific needs of their customers.

Quality assurance has long since developed into more than just quality checking and control. Today its role cuts across all disciplines and functions, covering all of the Group's brands, sites and business units. Suppliers are involved as integral elements in the quality assurance processes of the Volkswagen Group, otherwise the high demands in terms of the quality of the delivered products and services could not be met. The decisive factor in this is long-term co-operation beginning right from the initial concept design for a new vehicle; a co-operation which is not limited to technical aspects, but which adopts the customer's view right from the very beginning.

Knowledge is the key to success in this context. Consequently, customers' needs are methodically ascertained and experience gathered from previous projects is systematically integrated into the product creation process. In this way, quality assurance takes on a pivotal role in bringing together the skills of a wide variety of different teams who exchange and pass on their knowledge all over the world by way of the various Web portals.

Quality assurance starts and ends with the customer. Consequently, communication with the customer as part of an intensive program of customer support is a basic prerequisite for successful quality assurance. After all, it is the customer who decides what quality is.

A YARDSTICK WITH NO EQUAL



The name is legendary: each Bugatti is a passionate testimony to unparalleled performance. It is the yardstick for innovation, aesthetics and avant-garde creativity, finding its contemporary continuation in the brand's latest model. Visionary technology combined with noble design – the archetypal sports car.


BUGATTI

LEGAL MATTERS

New companies bring additional technical expertise

MAJOR CHANGES TO INVESTMENTS

With effect from February 28, 2003 Volkswagen Individual GmbH, based in Wolfsburg, was founded. As a subsidiary of AutoVision GmbH, in which the sole shareholder is Volkswagen AG, the new company is positioned as a vendor of exclusive custom and sports versions of vehicles marketed by the Volkswagen Passenger Cars brand.

On March 20, 2003 Volkswagen AG, jointly with Siemens VDO Automotive AG, established Volkswagen Mechatronic GmbH & Co. KG, based in Stollberg, Saxony. The purpose of the company is to develop and manufacture pump/nozzle units for engines.

With effect from August 1, 2003 Volkswagen AG acquired the remaining shares in Sitech Sp. z o.o., Polkowice/Poland, and as a result is the sole shareholder.

In order to enhance the strategic positioning of the Volkswagen original parts business in the German market, with effect from October 1, 2003 the former nine independent German distribution companies were merged to form the wholesale unit Volkswagen Original Teile Logistik GmbH & Co. KG, based in Baunatal. Volkswagen AG holds in total 52 % of the shares of this company. The remaining shares are held by Volkswagen dealers.

In the second half of 2003 VOLKSWAGEN FINANCIAL SERVICES AG acquired 60 % of the shares in Pon Financial Services B.V., based in the Netherlands, from Pon Holdings B.V. The company was subsequently renamed "Volkswagen Pon Financial Services B.V.". The customer finance business of Volkswagen Pon Financial Services B.V. was transferred to a subsidiary of Volkswagen Bank GmbH established in the Netherlands at the beginning of 2004.

LEGAL CASES

In the dispute regarding investment grants to the plants in Mosel and Chemnitz, the European Court on September 30, 2003 issued its final judgement that the grants awarded by the European Commission in 1996 totalling some 123 million € were not in compliance with the Common Market. Volkswagen AG had not made use of the funds.

The appeal lodged on September 14, 2000 by Volkswagen AG against the decision of the European Court of First Instance in respect of alleged obstruction of exports was rejected by the European Court of Justice in a final judgement passed on September 18, 2003.

No judgement has yet been passed in the action filed by Liverpool Limited Partnership, Bermuda at the Braunschweig Regional Court against resolutions passed by the Annual General Meeting on June 7, 2001 relating to ratification of the actions of the members of the Board of Management and of the Supervisory Board for the financial year 2000 and to the authorization to acquire treasury shares issued on that occasion.

On December 3, 2003 the European Court of First Instance issued its judgement regarding the appeal lodged by Volkswagen AG on September 10, 2001 against the fine of 30.96 million € imposed on it by the European Commission on June 29, 2001 for alleged influencing of dealer pricing. The Commission's decision to impose a fine was declared null and void. The European Commission has since lodged an appeal against the judgement with the European Court of Justice.

The action filed by a shareholder at the Hanover Regional Court following the Annual General Meeting on April 16, 2002 for disclosure of information in accordance with Section 132 of the German Corporation Act (AktG) was withdrawn by the plaintiff on April 22, 2003.

With effect from October 1, 2003, Volkswagen AG, AUDI AG and ŠKODA AUTO a.s. introduced new contracts for the dealer organization of the Volkswagen Passenger Cars, Audi, Škoda and Volkswagen Commercial Vehicles product lines in conformance with the requirements of the new Block Exemption Regulation. The rationale behind the EU-wide harmonization of contracts, apart from adapting to new legal requirements, is to respond more closely to the changed requirements of customers and of the market. New performance standards and a new performance-related remuneration system resulted in modifications to the existing distribution structure.

DEPENDENCY REPORT

The Board of Management of Volkswagen AG has submitted to the Supervisory Board its report on the past financial year in accordance with Section 312 of the German Corporation Act (AktG), containing the following concluding declaration:

"We declare that, according to the circumstances known to us at the points in time at which each of the legal transactions with related companies in the sense of Section 312 AktG were entered into, our Company received an appropriate consideration for each of the said legal transactions. No legal transactions or measures were either undertaken or omitted on the instruction of or in the interests of the State of Lower Saxony and its related companies in the reporting year."

RISK REPORT

Responsible management of risk enhances opportunity

We cannot influence the overall economic climate, but we can safeguard our business in such a way that nothing will readily detract us from the path upon which we have embarked.

RISK MANAGEMENT SYSTEM

Any business that operates on an international scale, as the Volkswagen Group does, is always confronted by risk. Based on its risk management system, the Group is able to classify and assess such uncertainties, and limit them to such an extent that they remain proportionate to the potential benefit they represent for the business. The risk management system is coordinated centrally by Group Controlling in conjunction with the Group Auditing and Group Accounting functions, and its efficacy and appropriateness is reviewed on a regular basis. In order to identify the major risks posing a threat to the continued existence of the business, Volkswagen has established a Group-wide reporting and early warning system. In addition, the current risk situation is continuously monitored by the Group's risk managers on the basis of written and verbal surveys, so that appropriate countermeasures can be initiated where necessary in a timely manner.

The Company's external auditors have assessed the risk management system deployed by Volkswagen and confirmed that it conforms to the requirements of the German Law governing controls and transparency in business (KonTraG).

MACROECONOMIC RISK

The economic situation in most industrialized nations is still characterized by a high degree of uncertainty as to future developments. At the same time the first signs of a potential upward trend are continually being overshadowed by repeated upsurges in political conflict. Continuing unrest in the Near and Middle East could reduce the supply of oil, leading to higher oil prices which could have significant economic impact.

Economic policy initiatives in the USA have not to date brought about the expected boost to employment. Consequently, in view of the monetary and fiscal policies scheduled to come to an end in 2004 the possibility of a decline in consumer demand in the medium term cannot be excluded. In Europe, too, there has been no sustained recovery in consumer demand and investment over the past year. If this weakness in demand persists, Volkswagen, as Europe's largest automobile manufacturer, would not be able fully to avoid the impact of it.

The high levels of debt being taken on by European governments may result in higher capital market interest rates. A stock market decline would bring further investor uncertainty. Both the said effects – rising capital market interest rates and falling stock market prices – would have a negative impact on the financial result of the Volkswagen Group and entail higher financing costs. The Volkswagen Group took appropriate precautions to strengthen its liquidity in 2003, with an increase in issuing activity in the form of benchmark bonds and further high-volume transactions, taking advantage of the historically low interest rate level.

In the Latin American countries the economic trend remains difficult to forecast. Even though the first signs of a stabilization are being seen in Argentina, the risk of economic collapse remains a latent threat.

Volkswagen limits the risk of a rise in the exchange value of the Euro, and the resultant consequences for the sales and earnings of the Group, by means of currency hedging transactions.

SECTOR-SPECIFIC RISK

There were small signs of an upturn in the automotive sector by the end of financial 2003. It is too early to see those signs as an indication of a lasting recovery, however. In particular the massive incentives being offered by US vehicle manufacturers, and now spreading to Western Europe too, are increasing the pressures on the sector. Volkswagen is nevertheless holding to its strategy of maintaining the value of its products, and is restrained in its use of the discounts otherwise common in the industry. In terms of approval of credit finance for vehicle purchases, too, Volkswagen is holding firm to its basic principles of credit quality which have been applied in the past.

Volkswagen limits the risk arising from fluctuations in demand and from changing market conditions based on appropriate response measures derived from continuous analysis of customer behaviour patterns and of its competitors. The Group's wide and continually expanding range of models offers sufficient scope for action in this respect. Moreover, an expanded range of offers in niche markets and vehicle customizations provide the opportunity to meet special customer needs and so move into new market segments.

BUSINESS PROCESS RISK

Changes in economic background conditions, such as recession or political instability, impact directly on the automotive sector in terms of falling demand for consumer goods. Additional risk with regard to sales of Group models could result if the sales incentives and low pricing strategies being employed by other automobile manufacturers are further expanded. The Volkswagen Group identifies such risk – and potential opportunities – by analyzing market and competition data. The Group limits the risk to which its sales are exposed by means of forecasts of expected customer behaviour. Its high level of diversification enables the Group to balance market-specific risks in individual segments with selling opportunities in other segments.

In its selection of suppliers Volkswagen focuses on performance and product quality. This involves Volkswagen working closely together with its suppliers – an approach which brings the Group commercial benefit but which also entails a high degree of dependency: if the supplies essential to production are not available in sufficient quantities, at the right time or in the required quality, production may be impaired and loss of earnings may result. The Volkswagen Group limits such risk with the aid of its "VWGroupSupply" B2B supplier database, which permits ongoing interchange of quality-related information with suppliers and continuous monitoring and control of procurement activities.

Volkswagen assigns great importance to quality assurance right from the beginning of the value creation process. Quality-related risk is limited from the start by means of demanding quality standards imposed on the research and development function, intensive testing throughout the process chain and continuous contact with suppliers, as well as by the supplier database already mentioned.

In order to respond rapidly and cost-effectively to changing demand, the Volkswagen Group is continuously enhancing the flexibility of its production structures worldwide. This is based on the deployment of flexible manufacturing facilities (the turntable system) in conjunction with dynamic working time models. Furthermore, commercial risk which may arise from interruption of production is adequately covered by appropriate insurance policies.

PERSONNEL RISK

In the global competition to recruit the best specialist and management staff, the Volkswagen Group is seen as a particularly attractive employer. Volkswagen counters the risk of fluctuation and consequent outflow of knowledge and skill with broad-ranging personnel development programs which significantly enhance overall employee satisfaction. Furthermore, with its recently established AutoUni college Volkswagen aims to train top-level personnel and to promote and maintain their loyalty to the Company.

FINANCING RISK

The Volkswagen Group covers its capital requirements for the expanding financial services business by means of borrowings on national and international financial markets. The Moody's Investors Service and Standard & Poor's credit rating agencies reassessed Volkswagen's credit-worthiness in the year under review. The downgrading of the Company's credit-worthiness could impact negatively on the favourable external financing terms that the Company has enjoyed to date. The "Financial Communication" section details the ratings and the new issues executed on capital markets by the Group in 2003.

INTEREST AND EXCHANGE RATE RISK, RAW MATERIAL RISK

The Volkswagen Group hedges against interest rate risk and fluctuations in the value of financial instruments by means of interest rate swaps, cross-currency interest rate swaps and other interest rate contracts. To limit exchange rate risk, the Volkswagen Group deploys specifically targeted foreign exchange forward contracts, foreign exchange options and cross-currency interest rate swaps. These transactions relate to the exchange rate hedging of expected cash flows in foreign currency arising from operating activities as well as to the establishment of congruence of timing and amount for intra-Group financing transactions. Budgeted cash flows relating to sales revenues and material purchases in foreign currency are hedged on a net basis according to prevailing market estimates over a period of up to 18 months by means of foreign exchange forward contracts and foreign exchange options. They are entered into primarily relative to the US Dollar, the British Pound, the Japanese Yen and the Swedish Krone. Furthermore, the operation of production facilities in North America gives a natural hedging effect. For example, the New Beetle and New Beetle Cabriolet are produced only in Mexico, for all markets. Other models will follow. In the course of its business operations the Volkswagen Group is also exposed to risk arising from the purchase of raw materials. Such risk is excluded, or at least limited, by means of commodity-based contracts. Hedging transactions are currently entered into for the acquisition of aluminium, copper, platinum, rhodium and palladium.

LEGAL RISK

The European End of Life Vehicles Directive was enacted in national law in Germany by the End of Life Vehicles Act (Altfahrzeuggesetz) with effect from July 1, 2002. As a result, owners are now able to return their vehicles for disposal at the end of their useful lives free of charge to the collection centres designated by the manufacturers and importers. This initially applies only to vehicles registered after the enactment of the law, but will be extended to cover all older vehicles in January 2007. As other member states of the European Union have not yet fully implemented the Directive, and the effects of the planned eastward expansion of the European Union on the collection of end of life vehicles cannot yet be estimated, no clear forecast can at present be made as to the expected financial burden imposed on the Volkswagen Group in the EU member states outside Germany. Against that background, existing provisions have been reviewed and adjusted accordingly. The consequences arising from the prohibition of the use of certain materials applicable with effect from July 1, 2003 also remain open to question, as development cost risk entailed by substitution of heavy metals in the ongoing implementation phase through to 2007/2008 cannot be excluded.

The European Commission has passed a new Block Exemption Regulation relating to the sale of automobiles which came into force on October 1, 2002. Existing exempt contracts at that date remained valid until September 30, 2003 as part of a transitional arrangement, however. New contracts have since been signed with dealers throughout Europe. The new Block Exemption Regulation gives dealers the choice to sell vehicles from different manufacturers if they so wish.

IT RISK

The Volkswagen Group protects itself against unauthorized accessing of its computer systems by the use of firewall systems and virus scanners and by restricting entry and access. There are no signs at present indicating a threat to the security of data or of the Group's information systems.

GOING-CONCERN RISK

Taking into account all the information known to us at present, no risks exist which could pose a threat to the continued existence of the Volkswagen Group.

FOLLOW-UP REPORT

No other matters of special note occurred after the end of the financial year, beyond those already cited.



100% EMOTION



Automobiles that convey one message above all else: pure sportiness. SEAT rises to the challenge of taking emotion seriously – even if it means flouting convention. After all, feelings don't keep to the rules. SEAT gives space to unbridled emotion: in design and performance, in life and on the road.


Cupra R

OUTLOOK

Looking to the future with new models

Individuality is the key – in design and driving enjoyment. High safety standards, on the other hand, are essential in all models. Our investment is targeted at new models and new technologies.

GENERAL ECONOMIC DEVELOPMENT

The recovery in the global economy will be sustained over the rest of the year, driven especially by strong growth in the USA and Asia. However, the continuing high US budget and earnings deficits continue to pose significant risks for the international currency and capital markets. Latin America is expected to see a further improvement in economic conditions.

In Japan moderate economic growth will be sustained. The dynamic trend in production in the emerging countries of Asia is expected to continue. China will remain the key driver of growth in Asia looking to the medium term.

In Western Europe only modest growth is expected owing to the increase in value of the Euro and the sluggish rise in domestic demand. In view of the only gradual improvement in labour markets, any significant upturn in consumer demand will not come until the second half of the year. Germany will again be one of the weakest performing industrialized nations in terms of economic growth in 2004.

DEVELOPMENT OF AUTOMOBILE MARKETS

Global demand for automobiles will pick up slightly in the course of 2004 as a result of improved economic conditions relative to the previous year.

North America is again expected to see a rise in new passenger car registrations. The light utility vehicle market, including crossover models and SUVs, will again grow in the USA and Canada. The passenger car market in Mexico is forecast to undergo a substantial rise in demand. In South America a slight increase in new passenger car registrations against the previous year can be expected. The ongoing economic recovery in the Argentinian passenger car market as a whole in 2004 will have a positive effect, but will still leave it far short of levels prior to the recent economic crisis. In neighbouring Brazil demand for passenger cars will remain around the low level of the previous year, because of the still relatively high interest rates and rising inflation.

In 2004 the Asia-Pacific region will again be the driver of growth in the global automotive industry, with the Chinese passenger car market again providing the major impetus. Here it is in particular the increasing number of private car purchases which accounts for the growth in new vehicle registrations. This trend will be supported in future by the fact that automobile manufacturers can now offer vehicle finance. Demand for passenger cars in Japan will be only slightly up on the previous year's level.

With improved economic prospects and launches of new volume models, the overall passenger car market in Western Europe is forecast to stabilize in 2004. Substantial growth is expected in France. The German passenger car market is expected to see an increase for the first time after the recent years of decline, driven by the launch of new volume models, the backlog of replacement demand and the expected economic recovery. In Great Britain demand is forecast to fall slightly from the high new vehicle registration levels of recent years. In contrast, new vehicle registrations in Central and Eastern Europe will again increase in 2004.

TRENDS IN THE AUTOMOTIVE INDUSTRY

The trend towards niche products continues to prevail in automobile markets. Alongside the demands of mass production, the individual needs of customers are becoming more and more important. Moreover, legislation relating to active and passive occupant safety is influencing the development of technical specifications and design features for future model generations and mobility concepts. In environmental technology, too, new standards and regulations will pose sharper challenges to the automotive industry. Cutting carbon dioxide exhaust emissions and the use of more efficient technologies in drive train components are the key areas of focus in engine research. Lighter steel grades and light-emitting plastics are opening up new vistas in vehicle makers' body shops and design studios.

In order to cover even more market segments in future, the Volkswagen Group remains committed to its strategy of sharper, more differentiated image profiling of the individual Group brands, responding more closely to individual customer wishes. Modular and shared-component strategies will be continuously evolved to ensure cost-effective implementation of new vehicle concepts. In parallel, Volkswagen will continue to pursue the development of FSI engines and electric and hybrid drive solutions aimed at further reducing environmental pollution.

FUTURE MODEL POLICY

In the coming years the Volkswagen Group will be expanding its product spectrum with innovations aimed at penetrating niche markets and previously unexploited market segments. The Volkswagen brand group, for example, will be adding to its range with various MPVs (Multi Purpose Vehicles) and a low-cost entry-level model in the small car segment below the Polo. Derivatives of the high-volume Golf model will also extend the range of products. Furthermore, the Passat will be updated and we will also introduce a distinct new model into the upper-class segment. Also in that high-end segment, the Audi brand group will be presenting its successor to the Audi A6. SEAT is expanding its portfolio of sporty products with the Altea. With the launch of the Caddy the Commercial Vehicles business line will be bringing in 2004 its latest model to market as both a passenger car and a commercial vehicle.

INVESTMENT AND FINANCIAL PLANNING 2004 TO 2008

In the period 2004 to 2008 the Volkswagen Group plans to invest a total of 30.9 billion € in tangible fixed assets in the Automotive Division. Of that total, some 68 % will be invested in Germany, which remains a key focus of Volkswagen's investment strategy. The main areas of investment will be in the new vehicle start-ups in Germany scheduled in the planning period. The investment ratio will average 6.2 % over the next five years, representing a competitive level.

Some 88 % of investments in fixed assets will be related to vehicle development and manufacturing. Investments will primarily be targeted at expanding and modernizing the product range and the

**INVESTMENT AND FINANCIAL PLANNING 2004 TO 2008
AUTOMOTIVE DIVISION**
IN BILLION €


Gross cash flow 55.1
Change in working capital 2.4
Cash-flows from operating activities
Development costs 8.6
Other 2.1
Investing activities
Investments in tangible and other intangible assets 30.9
Surplus 15.9
Net cash flow
0
10
20
30
40
50
60

associated updating of manufacturing facilities. The focus of these activities will be on the successor models of the Passat and the Audi A6 and on new models and derivatives in the Golf class and the commercial vehicles segment. In the components field, core investments will be in switching production to new, low-consumption engine and gearbox generations and in new technologies to comply with future emissions standards.

In the course of modernizing and upgrading its manufacturing areas the Group will be investing primarily in its press plant, bodyshops, paintshops and assembly lines. No increase in production capacity is scheduled. Additional funds are scheduled for allocation to expanding vehicle development activities, quality assurance and supply of original parts, as well as to information technology.

Including capitalized development costs and investment in financial assets, the Volkswagen Group will be investing a total of 41.6 billion € in its Automotive Division in the period 2004 to 2008. Total investment activity will be 11 % less than in the prior Planning Round, though ongoing and planned vehicle projects to strengthen the model range remain fully in place. The reduction in investment volume will be made possible mainly by improved capacity utilization, synergy effects, benefits from the Group-wide modular strategy and savings on other investments. The aim of the Volkswagen Group remains to finance investments in the Automotive Division from self-generated funds. The expected cash flows from operating activities for the period 2004 to 2008 totalling 57.5 billion € will exceed cash flows from investing activities in the Automotive Division by 15.9 billion €, or 38 %.

Furthermore, the Chinese joint ventures will be investing some 5.3 billion € in new vehicle models, component assemblies and production facilities in the period 2004 to 2008. Those investments are not included in the consolidated Group figures and will be financed by the joint venture companies themselves.

This report contains forecasts of the future business development of the Volkswagen Group. The forecasts are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive business in those countries, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe – especially Germany –, or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US Dollar, the British Pound Sterling and the Japanese Yen.

The still rapidly expanding Financial Services Division will not be able fully to cover its net investments in leasing and rental assets totalling 19.3 billion € and the increase in payables from leasing, customer and dealer financing totalling 12.2 billion € from its cash flows from operating activities totalling 16.8 billion € in the planning period. Consequently, the additional capital requirement of 14.7 billion € will be met by debt issue programs in the money and capital markets and by customer deposits from direct banking business, as is common practice in the industry. These measures will be aided by the good credit rating of the Volkswagen Group, which enables it to raise external financing at favourable terms.

PROSPECTS FOR 2004

We forecast that the economic situation in the major industrialized nations will remain subdued in 2004. Key markets will continue to be effected by consumer uncertainty. For that reason, we expect to see only low rates of growth in Western Europe and North America. China will be an exception. The increased product availability in that market, combined with the current low level of car ownership and the substantial increase in disposable income, is likely to result in continued economic growth.

In the automotive markets in the USA and Western Europe (excluding Germany) we expect demand to remain at an unsatisfactory level. In Germany we forecast a slight upturn in passenger car demand, though not until the second half of the year. We only expect to see significant growth rates in China. In South America, we forecast that conditions will stabilize – especially in Brazil – and that new passenger car registrations will again begin to rise.

Our goal for 2004 is to pursue our model initiative on a worldwide basis in order to surpass our 2003 level of deliveries. We forecast that sales revenue will also increase as a result, and we will again be able to improve earnings. As we currently assume that the negative currency impact created by the weakness of the US Dollar will persist throughout 2004 and the upcoming model changeover of the Jetta and of the Passat in the USA will have a negative impact on results, we see 2004 as an interim stage in our progression to a higher earnings level.

Wolfsburg, February 18, 2004
The Board of Management

Bernd Pischetsrieder — Francisco Javier Garcia Sanz — Peter Hartz

Jens Neumann — Hans Dieter Pötsch — Folker Weißgerber — Martin Winterkorn



Everything man does on this earth has an impact. Especially if he doesn't do anything at all. As a global player, we are committed to sustainable development. Ecological and social factors are anchored in our corporate policy. Inside the Group and in cooperation with our international partners, we don't just solve today's problems – we develop strategies to deal with tomorrow's challenges.

FOR A BRIGHT FUTURE


I ♡ SunDiesel
TOURAN

Committed to the community and the environment

>> Ecological and social action fosters economic success
>> Volkswagen's sustainability strategy draws on innovation and co-operation

SUSTAINABILITY STRATEGY

The overriding goal of sustainable development is to meet the needs of present generations without compromising the ability of future generations to meet their own needs. At Volkswagen, this goal is inseparable from a long-term corporate policy where the interaction between economic, ecological and social development plays a decisive role. While the Company obviously takes its orientation from legislation, it simultaneously also acts as an independent and responsible partner of institutions and organizations in bringing sustainable development further forward.

Global companies such as Volkswagen are economic, ecological, technological and social players and contribute to sustainable development in assorted ways. Volkswagen's global activities are guided by the OECD Guidelines for Multinational Enterprises, the UN Global Compact Initiative and the Business Charter for Sustainable Development drawn up by International Chamber of Commerce as well as the Company's own Corporate Environmental Policy and its Declaration on Social Rights and Industrial Relations. In addition, Volkswagen is a founder member of the UNEP Mobility Forum, the World Business Council for Sustainable Development and the "econsense" forum for sustainable development, an initiative of leading German companies and organizations, as well as a committed partner of "CSR Europe", a non-profit organization promoting corporate social responsibility. The goal of all these initiatives is to support companies as they move towards sustainable growth, social progress and greater profitability. Volkswagen also believes that sustainability can make a major contribution to securing and enhancing global competitiveness, given that the long-term integration of ecological and social goals plays a growing role in economic success.

VOLKSWAGEN'S MODEL OF SUSTAINABLE DEVELOPMENT

At the World Summit in Johannesburg, South Africa, in 2002 Volkswagen issued a declaration on the UN's Global Compact initiative, an initiative encouraging international companies in particular to strive for sustainability with a view to ecologically and socially compatible globalization, in which Volkswagen formulated the Company's model of sustainable development. This model is reflected in specific guidelines for the environmental and social sectors. A few examples illustrate how the model, and thus the principles of the Global Compact, are implemented at Volkswagen.

INTEGRATING PEOPLE WITH DISABILITIES

Volkswagen has a long tradition of integrating people with disabilities into work processes. At the end of 2003, disabled persons accounted for 6.14 % of the Volkswagen AG workforce. The Company also helps to ensure employment for people with special needs by awarding contracts to workshops for the disabled. In 2003 alone, these contracts had a total value of 14.8 million €. More information is presented in the "Employees" section.

ENVIRONMENTAL PROTECTION

Volkswagen's environmental management system not only utilizes the environmental protection synergies of the Group, but also develops brand-specific solutions in keeping with the model of sustainable development. The Group Environmental Task Force exchanges interdisciplinary information and coordinates the measures required. International audits and regional conferences develop solutions for all kinds of problems geared to both local and regional circumstances and meeting the demanding Group standards. This form of global cooperation in the field of environmental protection not only reflects the principle of sustainability, but also helps identify the scope for synergies and cost cutting as well as minimizing risk.

FUEL STRATEGY

World energy consumption is rising steadily, oil reserves are declining and therefore becoming more valuable. Given this backdrop, a carmaker needs a convincing strategy for safeguarding personal mobility at a calculable risk and an acceptable cost. At Volkswagen, this strategy has three pillars:

- a systematic increase in the efficiency of existing drive trains,
- the inclusion of alternative energy resources for fuel production, and
- the development of CO_2-neutral vehicle concepts.

Such complex problems call for exceptional solutions. Volkswagen is counting on a number of very promising partnerships. The Company believes that responsible cooperation among the scientific and political communities as well as the automotive industry and fuel producers offers good prospects for rapid progress.

SunDiesel cooperation

Together with Choren Industries and other carmakers, Volkswagen is pushing ahead with the development of a new fuel that meets all the criteria for a high-performance, environmentally friendly fuel. The new product is called SunDiesel. It is entirely free from sulphur and aromatics as well as being CO_2-neutral.

The project partner Choren Industries has been operating an industrial pilot plant in Freiberg/ Saxony which performs a patented high-pressure gasification of biomass since October 2003. Once an intensive test phase has been successfully completed, Volkswagen will use SunDiesel in its factories for the first tank of fuel in new diesel cars. The results of initial studies are very encouraging. Many Euro 3 diesel vehicles can already fulfil the Euro 4 emissions standard with no technical modification when run on SunDiesel. With substantially lower emissions of hydrocarbon, nitrogen oxide and particulate emissions, this synthetic fuel can make a major contribution to protecting the environment and the climate.

SynFuel cooperation

Volkswagen works very closely with the Royal Dutch/Shell Group, which has been producing high-quality fuels from synthesis gas at its plant at Binthulu (Malaysia) for over ten years. The optimum fuel specification was developed during comprehensive testing on the engine test beds operated by Volkswagen Research. A fleet of 25 Golf TDI vehicles then tested this "way to a sustainable future" over a five-month trial period. The fleet was made available to charities and welfare organizations such as the Naturschutz Deutschland nature conservation body in Germany, which tested the diesel standard production cars run on the new Shell GTL (Gas to Liquid) fuel. The environment felt the benefits, too. The fleet test, carried out with the scientific support of the Technical University of Berlin, demonstrated that Shell GTL is perfectly suited to everyday use as well as being environmentally friendly: particulate emissions during the trials were 26 % lower than comparable values for commercial sulphur-free diesel, while nitrogen oxide emissions were down 6.4 %. Now that the new fuel has proved its marketability, the oil industry is planning further investment in production capacity. For Volkswagen, this success is confirmation of the Company's fuel strategy.

Cooperation with the Chinese environmental authorities

Since its first carmaking joint venture, Shanghai-Volkswagen Automotive Company Ltd., was established back in 1985, Volkswagen has been a trail-blazer among international carmakers in China. As mobility in that country moves into the fast lane, goals such as reducing fuel consumption and emissions come to the fore. Cooperation between Volkswagen and SEPA, the State Environmental Protection Administration, has proved extremely fruitful. Volkswagen is advising the authority on the new technical standards for diesel engines. A key issue with regard to the introduction of technical innovations in China, particularly as far as diesel engines are concerned, relates to improving fuel quality. This is why the introduction of optimized synthetic fuels, such as SunDiesel, could mark the next step along the road to the responsible evolution of mobility. China's vast natural gas reserves hold great potential for the production of such fuels based on synthesis gas. Naturally, all Volkswagen models sold on the Chinese market already complied with the 2004/2005 national emissions standards in 2003.

THE GOLF V: TECHNICAL INNOVATION FOR ENVIRONMENTAL BENEFIT

At Volkswagen, a very strong factor in fostering sustainability is new products. The Company's seven environmental goals for materials, production, recycling, fuel consumption, exhaust emissions, soil/water and acoustics were systematically applied to the Golf V.

The Golf has been built in greater quantities than any other German car, and the model underscores the leading role played by Volkswagen in developing low-consumption and low-emission vehicles. The environmentally significant features of the new model include electromechanical power steering, the use of low-friction oils, tyres with optimized rolling resistance, underbody panelling designed for optimized drag and the use of tailored blanks in inner door panels.

All Golf V engines meet the requirements of the Euro 4 emissions standard. A model fitted with a particulate filter will also be available from 2004. Thanks to the filter's design and its innovative catalytic coating, the separate oxidation catalyst

PROPORTIONATE OPERATING COSTS FOR ENVIRONMENTAL PROTECTION 2003
BY ENVIRONMENTAL PROTECTION SECTOR IN PERCENT



Water conservation
39.3
Waste management
37.0
Clean air preservation
16.7
Soil revovery
3.9
Noise abatement
1.9
Nature and countryside conservation
1.2
0
5
10
15
20
25
30
35
40
45

required by other types of particulate filters is superfluous; this pioneering system does not require any maintenance, and there is no need for a fuel additive, either.

Further information on sustainability and environmental protection can be found on the Internet at www.mobility-and-sustainability.com or in printed form in the Volkswagen Environmental Report 2003/2004.

EXPENDITURE ON ENVIRONMENTAL PROTECTION

Investments in environmental protection include all additions to tangible assets with the sole or primary purpose of protecting against the damaging effects of the Company's manufacturing activities. This covers production- or product-related measures. In this context, there is a growing trend to replace end-of-pipe technologies, i.e. downstream environmental protection measures of defined financial amounts, by integrated measures, i.e. upstream measures that minimize pollution at source.

Volkswagen AG invested a total of 23.5 (32.2) million € in environmental protection at its six German plants. Investments in environmental protection relating to production totalled 14.8 million € (– 33.0 %) and primarily concerned expenditure for clean air measures. Investments in product-related measures totalled 8.7 million € (– 13.9 %). Most of these investments concerned measures to reduce exhaust gas emissions.

Operating costs for environmental protection include all costs incurred by the operation of equipment or by product-related measures to protect the environment. In the financial year 2003, total operating costs for environmental protection amounted to 194.9 million € (+ 4.5 %).

EXPENDITURE OF VOLKSWAGEN AG ON ENVIRONMENTAL PROTECTION

million €	1999	2000	2001	2002	2003
Investments	42	27	33	32	24
Operating costs	150	190	191	187	195

Well prepared

>> Fit for the future with qualified and motivated employees
>> Incentives reward performance – the Volkswagen way

PROFITING FROM KNOWLEDGE

There are many reasons for Volkswagen's strength in global competition, but the outstanding factors are the great dedication, the excellent training, the craftsmanship skills and the comprehensive knowledge of over 300,000 employees. Knowledge management at Volkswagen gives employees many opportunities to realize their own potential and constantly expand their own knowledge as well as communicating their experiences and solutions quickly and effectively to their colleagues throughout the Group. Numerous knowledge networks support this virtual teamwork among experts from the most diverse range of disciplines and projects. This form of intensive cooperation is establishing a pattern, as there is a growing demand for new knowledge networks in all areas of the Group.

Knowledge bases are vital to effective knowledge management. These bases allow users shared access to documents, project reports and other information. The knowledge balance helps to map and manage the development of specialist knowledge, part of the intellectual capital of the Volkswagen Group. What are known as knowledge couriers ensure that specialist and expert knowledge resources are preserved and transferred from knowledge bearers to their successors by means of moderated interviews and knowledge transfer dialogues.

TRAINING SETS A PRECEDENT

Training at Volkswagen concentrates on core professions with an ever-growing focus on real work and business processes. Apprentices complete small skilled jobs and production projects in technical centres and work on service tasks, maintenance measures and problem-solving in "learning islands". They gain an insight into entrepreneurial processes in junior companies, for example by completing all the stages of a job order. With this approach, learning is not subject-defined but determined by practical question-and-answer routines. Depending on the trade or profession concerned, up to 60 % of training is on-the-job learning. A development and support program running parallel to the training itself documents and records learning progress, so that apprentices are offered jobs in line with their skills once they have completed their training.

QUALIFICATION – PROGRESSIVE, PROCESS-ORIENTED AND ONGOING

Volkswagen makes its employees fit for the future. Since June 2002, the entire top management, all senior staff and some 400 tariff-based employees of Volkswagen AG have qualified to implement the value-based management concept (see "Financial Communication"). To foster familiarization with the new technologies required for the Golf V start-up, the production department together with Volkswagen Coaching devised projects such as a laser innovation centre where a wide range of vocational qualifications in state-of-the-art laser technology are taught under a "hands-on" approach.

A NEW APPROACH TO LEARNING

The AutoUni, which is currently in the process of establishment, rounds off Volkswagen's diverse education and training activities for the specialist and management elite of the Group. The AutoUni offers innovative courses and curricula for selected specialist and management employees from the Job Families to further strengthen the innovative capabilities of the Group. The AutoUni approach to learning is based on knowledge-supported skills development, with a focus on themes relevant to the company and the systematic transdisciplinary approach to the Job Family education programs as well as accredited courses of study. A further typical feature of the AutoUni is selective networking with external partners such as universities, scientific and technical institutions and high-tech enterprises. This cooperation, and more particularly the close ties with Wolfsburg AG and the Innovation Campus, make the AutoUni a hub of innovation and knowledge. The ground-breaking ceremony for the MobileLifeCampus in November 2003 heralded the start of construction work on the first-phase buildings in which the AutoUni will begin teaching and research in Summer 2005.

VALUABLE IDEAS

To put existing potential to the best possible use, an ideas management scheme collates, evaluates and – where appropriate – implements improvements suggested by employees in the Volkswagen Group. The system brings benefits to all: staff motivation receives a major boost, successful suggestions bring employees financial reward and the company gains from the more efficient utilization of resources. In the 2003 financial year alone, Volkswagen AG implemented 104,818 ideas, bringing annual savings of some 238.8 million €. In return, Volkswagen paid out rewards totalling 31.5 million € to employees with bright ideas.

MAKING TIME A FLEXIBLE ASSET

Since 1998, Volkswagen Group employees at German sites have been using the Time Asset model as a creative and flexible tool for planning their lifelong working time. Financial resources (bonus payments or components of gross pay) and time (e.g. overtime) are converted into a capital investment. Secured by Volkswagen Pension Trust e. V. and invested in a special fund, the Time Assets have earned an average annual yield of 5.5 % since they were first issued in February 1997. Every employee who participates in the Time Asset scheme can convert this new kind of security into a time credit for early retirement.

WELL PROVIDED FOR IN RETIREMENT

The pension fund introduced in 2001 is not only a dynamic, secure and high-yield building block in the company pension scheme, but also brings a reduction in personnel expenditure in the long term. Pension fund assets, like the Time Asset, are managed by Volkswagen Pension Trust e.V. Additional security has been achieved by setting up a CTA (Contractual Trust Arrangement) model. Since July 2001 the trust administrators have transferred assets to the value of 490.3 million € to the pension fund. At the end of 2003, 20 companies in the Volkswagen Group used the pension fund for their company pension schemes.

VESTED INTEREST

Performance responds to incentive. The Volkswagen Group's bonus system encourages top performance from top management and senior staff. The system is based on international standards and has been refined to cater for current corporate policy. It is structured in the same way for all companies in the Volkswagen Group. To reflect the interests of the Group more strongly than in the past, a new building block – the Group bonus – has been added to the two existing elements of the company bonus and the performance-related bonus. "The Group comes first" is the motto and motivation for managers. The success of the Group as a whole clearly takes precedence. Both the Group and company bonus are primarily based on either the Economic Value Added or the return on investment. As far as the performance-related bonus is concerned, the individual performance and the job achievement targets continue to apply.

Under the new bonus system, the overall success of the Volkswagen Group and the performance of the subgroup or company concerned as well as the individual performance of each manager are included in the incentive appraisal.

AUTO 5000 GMBH: YOUNG, DYNAMIC AND SUCCESSFUL

As an example of innovative strength at Volkswagen, Auto 5000 GmbH founded in 2001 once again proves it is possible to produce internationally successful cars in Germany using state-of-the-art production technology, a new sales and marketing approach and innovative qualification methods.

Taking stock of progress to date, Auto 5000 GmbH has achieved one of its key goals by creating permanent new jobs thanks to the guidance of the management and the commitment of the new workforce. Some 3,500 applicants from a total of over 42,000 were recruited to build the Volkswagen Touran. As a result of the multi-disciplinary selection procedure, the workforce at Auto 5000 GmbH has a high standard of qualification and skills. With the option of continuing their qualification under a wide range of internal programs, all employees of Auto 5000 GmbH can systematically develop their skills and knowledge in a process-oriented environment.

PRESERVING AND PROMOTING HEALTH

Ensuring health and safety at work and actively promoting health and fitness – that is the motto for health and safety management at Volkswagen, and an area of constant, systematic evolution. Measures range from workplace ergonomics and health screening to HIV prevention programs such as those successfully implemented at Volkswagen do Brasil under the Global Compact.

Modular health promotion schemes such as "ProFit" and "Gewinn Gesundheit" aim to preserve and promote the health and well-being of employees.

MORE VISIBILITY FOR DISABILITY

"Nothing about us without us" was the motto of a 2003 campaign by the European Union and organizations representing the interests of the disabled highlighting the importance for disabled persons of taking control of their lives and breaking down barriers. Volkswagen participated in the campaign as a corporate partner with its own action plan. The initiative produced some impressive results: the integration of people with disabilities is the subject of a special agreement between the company and employee representation bodies; the Work2Work project, an innovative human resources program, will be introduced at further plants, with a travelling exhibition and a brochure providing the necessary publicity, and a special action day on the subject was organized at the end of September by Volkswagen, the city of Wolfsburg and other partners. Disabled persons have been making vital contributions to the value creation and competitiveness of Volkswagen for many years. In addition, Volkswagen is the European market leader in ex-factory mobility for the disabled.

VALUE ADDED STATEMENT REMAINS POSITIVE

The value added statement indicates the additional value generated in the reporting year by the company as its contribution to the gross domestic product of the country. In the financial year 2003 the Volkswagen Group generated value totalling 18.0 billion € (– 8.8 %), or 59 thousand € per employee (– 11.2%).

VALUE ADDED OF THE VOLKSWAGEN GROUP

Sources of funds in million €	2003		2002	
Sales revenue	87,153		86,948	
Other income	9,659		8,605	
Expenditures	–78,799		–75,796	
Value added	**18,013**		**19,757**	

Appropriation of funds in million €	2003	%	2002	%
to shareholders (dividend)	409	2.3	505	2.5
to employees (wages, salaries, fringe benefits)	13,878	77.0	13,313	67.4
to the State (taxes, levies)	799	4.5	1,573	8.0
to creditors (interest)	2,218	12.3	2,275	11.5
to the Company (reserves)	709	3.9	2,091	10.6
Value added	**18,013**	**100.0**	**19,757**	**100.0**



Robust, reliable, powerful – the great practical value of Volkswagen Commercial Vehicles is reaffirmed day after day. Their range of applications is almost universal and it is hard to imagine our roads without them. One of the broad range of products is always bound to fit the bill: traditional commercial vehicles such as the Caddy or the Transporter, or spacious recreational vehicles and MPVs such as the comfortable Multivan. We are and will always be driven by one and the same thing: passion.

ALL-ROUND EXPERTS



BUSINESS LINES AND MARKETS

Volkswagen – an established multi-brand Group with a presence on many markets

THE GROUP STRUCTURE

Alongside the development, production and sale of automobiles, the Volkswagen Group worldwide also operates in the financial services business. The automobile-related services it offers are embodied in a wide range of customer-oriented products: from financing and leasing through to car rental and fleet management. The Volkswagen Group draws together the activities of its various business lines in two corporate divisions: the Automotive Division and the Financial Services Division.

BUSINESS LINES AND MARKETS

Reporting is based on the Group structure. Deliveries to customers, production, unit sales, sales revenue and operating profit are broken down by business line. The sales revenue and operating profit are additionally broken down into Europe/Remaining Markets, North America, South America/South Africa and Asia-Pacific based on a geographical analysis of unit sales.

The analyses of operating profit by business line and market are based on the figures before any special items, in order to enhance comparability. The special items are detailed in the "Net assets, financial position and earnings performance" section of the management report.

KEY FIGURES BY MARKET

The sales revenue of the Volkswagen Group in the full year 2003 totalled 87.2 billion €, 0.2 % up against the previous year. In financial 2003 operating profit before special items fell against the previous year by 47.7 % to 2.5 billion €.

Sales revenue in the Europe/Remaining Markets region rose by 2.9 % to 62.0 billion €. The slight decline in unit sales was more than offset by the growing proportion of higher-specification vehicles. By contrast, operating profit fell to 2.3 billion €, as a result of expenditures on new models and the negative effects of exchange rate changes, particularly in relation to the British Pound Sterling.

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

In North America, Group sales revenue was down by a substantial 15.3 % against the previous year at 14.6 billion €, primarily because of the strength of the Euro and greater competitive pressure, resulting in a decline in volumes. The main reason behind the operating result of −99 million € was the altered exchange rate situation.

In the South America/South Africa region, too, sales revenue of 3.9 billion € was a substantial 7.9 % down against the previous year. The main factor in this was the decline in volumes associated with the ongoing economic uncertainty in Brazil. As a consequence, the result remained negative at −258 million €.

The increase in sales revenue in the Asia-Pacific region to 6.6 billion € resulted primarily from increased component deliveries from Volkswagen AG and AUDI AG to the Chinese joint venture companies. The operating profit of 516 million € surpassed the previous year's level, though here too changes in exchange rates had a negative impact.

KEY FIGURES BY BUSINESS LINE

	Vehicle sales[1]		Sales revenue		Operating profit	
'000 units/million €	2003	2002	2003	2002	2003	2002
Volkswagen brand group	3,549	3,539	46,083	46,711	649	2,463
Audi brand group	1,217	1,191	25,738	25,439	1,123	1,359
Commercial Vehicles	250	267	4,658	4,884	−218	156
Remaining companies[2]			251	455	43	62
Financial Services/Europcar			10,423	9,459	894	721
Business lines before special items	5,016	4,996	87,153	86,948	2,491	4,761
Special items					−711	
Volkswagen Group	**5,016**	**4,996**	**87,153**	**86,948**	**1,780**	**4,761**

[1] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.
[2] Primarily AutoVision GmbH, Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH (including Volkswagen Transport GmbH & Co. OHG and VOTEX GmbH in the previous year).

KEY FIGURES BY MARKET

	Sales revenue		Operating profit	
million €	2003	2002	2003	2002
Europe/Remaining Markets	61,987	60,239	2,332	3,365
North America	14,633	17,277	−99	1,287
South America/South Africa	3,947	4,284	−258	−359
Asia-Pacific*	6,586	5,148	516	469
Markets before special items	87,153	86,948	2,491	4,761
Special items			−711	
Volkswagen Group*	**87,153**	**86,948**	**1,780**	**4,761**

* The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, achieving a (pro rata) operating profit of 561 (550) million €.

VOLKSWAGEN BRAND GROUP

Good market response to new models

2003 was a year of new model debuts: the Touran, the New Beetle Cabriolet, the Golf V. The Touran set off at record speed, and has already established itself at the top of its class in the German passenger car market.

BUSINESS DEVELOPMENT

The Volkswagen brand group, comprising the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti brands, sold a total of 3,549 thousand vehicles in 2003 (+0.3 %). Of that total, 3,063 thousand were of the Volkswagen Passenger Cars brand (+0.3 %). The new models – the Golf, the New Beetle Cabriolet, the Touareg and the Touran – were well received by the market. The Touran very quickly attained market leadership as the best-selling compact van in Germany. The Jetta and the Passat sold especially well in the fast-growing Chinese market. The Škoda brand sold 445 thousand vehicles in the past year, an increase of 1.8 %. The estate versions of the Fabia and Octavia models, in particular, were very well received by customers. Sales of the Bentley brand in the year under review totalled 819 units (–32.2 %). The decline resulted in particular from the difficult market situation in the key markets of the USA and Great Britain. Moreover, the market launch of the new Bentley Continental GT model was delayed. The unit sales figure of the Volkswagen brand group also includes 39,908 (45,312) Ford Galaxy units, which are likewise included in the production figures but not in the deliveries to customers.

In the financial year the Volkswagen brand group produced a total of 3,534 thousand vehicles (–0.5 %). Of that total, 3,056 thousand (–0.2 %) were built by the Volkswagen Passenger Cars brand, implementing a strategy of flexibility of production to varying demand. Production was increased particularly for the new Touran, Touareg and New Beetle Cabriolet models. The Chinese joint ventures, Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd., also increased their production, in particular of the Jetta and Passat models. In contrast, July 2003 saw the ceasing of production of the legendary Beetle, after more than 70 years. It had latterly been built at the Volkswagen plant in Mexico. The Škoda brand produced 438 thousand units, 1.1 % fewer than in the previous year. While production of the saloon versions of the Fabia and Octavia volume models fell, production of their estate versions was increased in response to demand. Bentley produced a total of 792 vehicles (–34.6 %).

SALES REVENUE AND RESULT

Difficult selling and exchange rate conditions meant that the Volkswagen brand group's sales revenue of

VOLKSWAGEN BRAND GROUP

	2003	2002	%
Deliveries (thousand units)	3,526	3,501	+0.7
Vehicle sales	3,549	3,539	+0.3
Production	3,534	3,552	–0.5
Sales revenue (million €)	46,083	46,711	–1.3
Operating result	649	2,463	–73.7
as % of sales revenue	1.4	5.3	

46.1 billion € (–1.3 %) did not fully match the previous year's level. Because of their consolidation using the equity method, increased unit sales generated by the joint venture companies in China boosted sales revenue – and thus also operating profit – only by virtue of the associated increase in component deliveries. The negative effects of exchange rate changes, falling sales in markets outside China, expenditures for new models and the losses in Brazil all depressed the operating profit of the Volkswagen brand group in financial 2003; it totalled 649 million €. The consistent cost cutting measures again applied were unable to prevent the substantial decline in result.

PRODUCTION

Volkswagen brand group	2003	2002
Volkswagen Passenger Cars		
Passat/Santana	727,594	709,897
Golf (incl. Cabriolet)[1]	647,067	774,718
Polo	422,003	523,512
Bora	320,079	349,799
Gol	274,013	274,265
Jetta	142,422	106,226
Touran	136,510	519
Polo Classic/Sedan	84,272	24,702
New Beetle Cabriolet	60,276	7,072
Touareg	59,625	6,343
New Beetle	50,318	94,428
Sharan	46,051	58,387
Lupo	42,695	70,377
Parati	18,855	34,786
Fox	10,366	–
Beetle	7,550	24,407
Phaeton	5,885	3,403
	3,055,581	**3,062,841**
Škoda		
Fabia	260,512	253,805
Octavia	156,497	163,198
Superb	19,270	24,305
Fabia Praktik	1,275	1,161
	437,554	**442,469**
Bentley		
Arnage	607	883
Continental GT Coupé	107	–
Azure	62	69
Continental	16	50
Other Bentley	–	61
Rolls-Royce	–	147
	792	**1,210**
Volkswagen brand group[2]	**3,533,830**	**3,551,832**

[1] Production of Golf Cabriolet ceased in 2002.
[2] Including the not fully consolidated vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. as well as 39,903 (45,312) Ford Galaxy units.

VOLKSWAGEN PASSENGER CARS

MOBILE COMPETENCE

>> Innovative technology and outstanding customer orientation define the strategy at Volkswagen Passenger Cars
>> The brand enters a new design era with the sharply-styled Concept R sports car

As a full-range supplier, Volkswagen Passenger Cars lays claim to being best in class in every segment. A broad range of products – from subcompact cars to luxury saloons, from compact vans to sport utility vehicles – makes it easy for the customer to show life-long loyalty for the brand. Volkswagen Passenger Cars is the lead brand in the Volkswagen brand group and therefore also sets the pace as regards strong differentiation in the design and character of the various brands and products, bringing them together in a united effort to satisfy an even broader spectrum of potential customers. While Škoda offers plenty of mobility at good value for money, Bentley cultivates its excellent reputation as the sportiest brand in luxury limousines and Bugatti, with the Veyron, produces the top model in the entire Volkswagen Group.

Ever since the Beetle, the Volkswagen Passenger Cars brand has been synonymous with quality, durability, reliability, solidity and efficiency. These values are closely linked with the competence that unites customers with the entire company and its products, a competence that is constantly reaffirmed and redefined by top products featuring innovative technology as well as outstanding customer orientation and service. Emotions such as empathy, trust and joie de vivre are just as much a part of the brand feeling as the more rational attributes of value, innovation and fairness. Customers' emotions and the special relationship between Volkswagen


WOB DJ 338



The new Golf and the Touran:
winners of the 2003 "Goldenes Lenkrad"
("Golden Steering Wheel")



The New Beetle Cabriolet reflects the world's most familiar design

»EMOTIONS SUCH AS EMPATHY, TRUST AND JOIE DE VIVRE ARE JUST AS MUCH A PART OF THE BRAND FEELING AS THE MORE RATIONAL ATTRIBUTES OF VALUE, INNOVATION AND FAIRNESS«

employees and their products find expression in the new Volkswagen slogan "Aus Liebe zum Automobil". This motivation spurs managers and employees in a constant search for innovation and improvement.

NEW MODELS

In Spring 2003, Volkswagen launched the Touran compact van, a multi-variable family, leisure and business transport concept representing an impressive addition to the Group's model range. With the Touran, Volkswagen Passenger Cars has put an exceptionally well thought-out, highly versatile vehicle on the road. By June 2003, the Touran was already the best-selling model in its class. To beat its direct competitors, the Touran offers an intelligently designed interior, a higher quality profile, more progressive engines and gearboxes, and exceptional agility and safety in all driving conditions. To meet these standards, the body, interior, running gear and driveline of the vehicle equipped with five, and an optional seven, separate seats have all been developed entirely from scratch.

For Volkswagen, the Touran and the Touareg presented in 2002 mark two vital milestones on the road to becoming a broad-range supplier. In 2003, the cultivated and sporty 4.2 litre V8 and the newly developed 2.5 litre TDI engines completed the Touareg engine range.

The New Beetle Cabriolet first unveiled at the Geneva Motor Show arrived on the market in time for Spring 2003; since then, many a wistful glance has been cast in the direction of the vehicle and its drivers. This Cabriolet reflects the positive feeling of



Across the Sahara with the Touareg

the historic Beetle Cabriolet, which was presented in 1949 and made open-topped driving status-neutral for the first time, bringing unadulterated driving pleasure to many. The New Beetle Cabriolet is a modern interpretation of precisely that vehicle concept: a lifestyle vehicle, equally status-neutral, open-topped with no convertible top structures to disturb the clean lines, and fully practical for everyday use.

Status-neutral is the perfect catchword for the most significant new model in 2003. The fifth generation of the best-selling Golf was unveiled to motor enthusiasts at the Frankfurt Motor Show in Autumn 2003. The Golf has become the best-selling German car of all time – despite ever-increasing competition. While the first-generation Golf squared up to ten direct competitors in Europe, some 130 models now jostle for position in the eight sub-segments of this class. And yet the Golf itself remains the benchmark for competitors, the model whose name has come to describe a whole class of vehicle.

The Golf V has everything it takes to continue the unparalleled tradition of its predecessors. Its inimitable dynamics, timeless design, its spaciousness, its passive and active safety, its quality and ability to fascinate again give the new Golf best-selling attributes.

PRESTIGIOUS AWARDS

Not one, but two new Volkswagen models – the Golf V and the Touran – were honoured with the "Goldenes Lenkrad" ("Golden Steering Wheel")



The new Golf: powerful and dynamic

»THE GOLF V HAS EVERYTHING IT TAKES TO CONTINUE THE UNPARALLELED TRADITION OF ITS PREDECESSORS«





The Roadster Concept R study: brilliant functionality, innovative design, open-air freedom

»ONE OBJECTIVE OF THE NEW STYLING IS TO GIVE THE VOLKSWAGEN PASSENGER CARS BRAND EVEN MORE EMOTIONAL APPEAL«

awarded by a German national newspaper in 2003. And a second prestigious award for the successful duo followed: the Golf V and the Touran also won the "Auto Trophy 2003" in the compact class and the MPV categories presented by a German-language car magazine.

Volkswagen vehicles also gathered well-deserved accolades on foreign markets. In March 2003, the US "Car and Driver" magazine voted the Touareg V8 best luxury SUV. Six months later, "Motor Trend", the highest-circulation car magazine in the USA, designated the Touareg 2004 Sports Utility of the Year.

DESIGN

A few days after the world première of the new Golf, Volkswagen unveiled the Roadster Concept R – much more than just a run-of-the-mill study. The sleek concept accentuates the new Volkswagen trend, since one objective of the new styling is to give the Volkswagen Passenger Cars brand even more emotional appeal.

The great sharpness in design, seen from every angle, combined with the outstanding functional solutions of the Concept R, which met with a very positive reception at the Frankfurt Motor Show, indicate what the brand has in store for the future, including a possible involvement in the world of genuine sports cars.

A particularly avant-garde element of the Concept R is seen in the front end with its newly designed radiator grille and large V-shaped air intake below. Together with the eye-like headlights, the new look creates a face that – like the silhouette and the powerfully styled rear end – can be immediately associated with the Volkswagen brand tradition and yet heralds the beginning of a new design era. The Concept R is charged with emotional appeal, spirit and passion. "Aus Liebe zum Automobil".

ŠKODA

SIMPLY CLEVER

>> Škoda has smart solutions to suit every automotive taste
>> Maximum space and top versatility are the key to a successful future

Škoda's history spans more than 100 years, giving the company one of the richest automobile traditions in the world. Next year marks the carmaker's 110th anniversary, a good opportunity to celebrate the successful restructuring of a company that became part of the Volkswagen Group in 1991. Today, the Czech brand enjoys high acclaim for a comprehensive model program, from the Fabia and the Octavia to the Superb, the brand's flagship that marks a successful return to the upper mid-class segment after 60 years.

Both the experts and the public agree that the latest models and studies bear witness to the originality and resourcefulness of the Czech carmaker when it comes to creating smart solutions to suit every automotive taste. Apart from that, the brand also has a reputation for attractive design and a very special customer service.

Encouraged by such a positive echo, the company presented its new brand claim "Škoda – Simply clever" to the public last year. The brand values on which the claim is based are "Intelligence", "Attractiveness" and "Dedication". At Škoda, "Intelligence" reflects the ambition to develop products that are good value for money and feature outstanding functionality, elegant spaciousness and







The Fabia RS:
the 1.9 TDI engine
develops 96 kW/130 bhp

The Roomster:
maximum versatility




roomster

»THIS NEW STYLING SETS ŠKODA APART FROM MODELS WHERE FUNCTIONALITY PREVAILS AT THE EXPENSE OF DESIGN«

intelligent, customer-oriented detail solutions. "Attractiveness" is synonymous with forward-looking design, entering a new styling dimension while still powerfully respecting the customer's desire for classic forms and comfort. Škoda's understanding of "Dedication" embodies the true spirit of the company's founders Laurin & Klement, bringing together the typical, very personal Škoda contact with customers, top-quality products and a great emphasis on the family character of its vehicles.

DESIGN

Škoda has been making automobiles for a long time and still runs its own technical development centre at Mladá Boleslav. This is where the Škoda Roomster, a study unveiled for the first time at the 2003 Frankfurt Motor Show, came off the drawing board. The Roomster indicates the shape of things to come at Škoda. The concept car has obviously been styled with maximum versatility very much in mind, as evidenced by sliding rear seats and a rotating seat for front passengers. The lavish use of glass characterizes the revolutionary external appearance of the Roomster. The sweeping windscreen and the generously sized windows let plenty of light into an interior rich in both versatility and an ambience guaranteed to make driver and passengers feel at home. Moreover, the width, height, long wheelbase and original interior design give this concept of a compact family car a spaciousness that other manufacturers only offer in higher-segment vehicles. One goal of the innovative vehicle is to offer young families and customers with a partiality for sporty performance even greater benefit in future.

The slightly futuristic style of the Roomster also gives Škoda design an emotional thrust that will be reflected in coming generations of the Czech brand's vehicles. This new styling sets Škoda apart from models where functionality prevails at the expense of design.

DEFINITIVE BRITISH GRAND TOURING

BENTLEY

>> Only change lasts forever
>> The Continental GT embodies the new Bentley design DNA

Strong brands need clear values. Even after more than 80 years of automotive history, the ambition of the prestigious British brand's founder Walter Owen Bentley still guides automotive vision at Bentley: designing and crafting a Bentley must always culminate in "a good car, a fast car, the best in its class". For the maker of sporty luxury limousines this motto has remained unchanged through to the present day. With its rich heritage steeped in tradition, the brand has become a symbol for progressive change since it became part of the Volkswagen Group in 1998. Thanks to judicious investment in development and production, design and technology are of the highest calibre and meet the demands of the most discerning contemporary customer. And yet, every present-day Bentley – be it the Arnage or the Continental GT, the first completely new development since Bentley joined Volkswagen – can be


DA03 NDZ

The Continental GT: pure Bentley design

»THE CONTINENTAL GT REPRESENTS THE EVOLUTION OF THE TRADITIONAL BENTLEY GENES AND DEFINES THE DESIGN STYLE OF THE FUTURE«

Perfect craftsmanship





traced back to its grand and sporting origins. The brilliance of Crewe craftsmanship unites progressive design and sophisticated technology, drawing inspiration from tradition and yet still producing true British thoroughbreds.

Perfect craftsmanship, classic yet contemporary design, a driving experience in sublime comfort plus sporty performance with undreamt-of power are the distinctive features that set Bentley apart from other luxury limousines as the sportiest brand. The prime example is the Bentley Continental GT, the world's fastest four-seater coupé. This Grand Tourer with continuous four-wheel drive and a 12-cylinder turbocharged engine demonstrates power and assurance; a supercar that represents the synthesis of performance and luxury, a masterful combination of advanced technology and traditional craftsmanship. Its driver simultaneously experiences a feeling of exhilaration coupled with relaxation; the coupé is dynamic proof that luxury and comfort are not the privilege of limousines, but can also find
a home in sporty cars. As a Grand Tourer, the car styled and developed at its production facility in Crewe is the very essence of Britishness.

DESIGN

The Continental GT represents the evolution of the traditional Bentley genes and defines the design style of the future. The supercar is the first model with a new, uniquely Bentley design produced by the British automobile company for more than 70 years. For the Crewe-based brand, this new definition of the Grand Tourer is the most important model since the first, 3-litre Bentley was presented to an enthusiastic motor press in 1919.

MOTORSPORT

Today, the brand has quickly made a name for itself at Le Mans, the toughest endurance race in the world, comparable to the reputation enjoyed during the first years of the Bentley motorsport era. Then, the Bentley with an impressive 85 bhp, 3-litre engine and a top speed of 130 km/h raced to victory at the Indianapolis circuit and on the Isle of Man. Bentley won the Le Mans 24-hour race for the first time in 1924. The legendary Bentley Boys recorded five outright victories in total before the brand withdrew from racing for many years. It was not until after Bentley had joined Volkswagen that the brand returned to the racing circuit, competing in the 2001 Le Mans race and straight away celebrating an impressive comeback. In 2003, Bentley took the top places with two of its Speed 8 cars sporting the famous British racing green livery. Bentley has achieved its goal: the striking performance at Le Mans has reaffirmed the supreme skill of the Crewe team in building fast, reliable sports cars. Bolstered by this success, Bentley is now concentrating all its energy on the next phases in the regeneration of the traditional brand and on developing further Bentley model series.

BEYOND COMPETITION

>> The Veyron EB 16.4 revives the Bugatti legend
>> Perfect technology needs the right body

"Nothing is too beautiful, nothing is too expensive." The motto of the founding father Ettore Bugatti is also the creed of the managers, designers and engineers responsible for the revival of the brand that produced more automobile works of art and legends on wheels in the 1920s and 30s than any other marque. The Bugatti Veyron EB 16.4 super sports car represents the embodiment of a design concept that does full justice to the traditionally superlative standards of the Alsace-based company with Italian roots. The Veyron's forefathers are the mobile sculptures created with technical skill, artistic inspiration, design creativity and a brilliant eye for detail by the unconventional automaker and his son Jean in Molsheim, Alsace, between 1909 and 1940.

The Bugatti brand has always moved in a sphere beyond competition. The ambition to be better than the competitors in truly every respect is still unmistakable. The Veyron is a prime example: fine workmanship, precise proportions, masterly design, extraordinary performance coupled with maximum luxury and comfort for a super sports car. The Bugatti sets standards, in technical prowess as elsewhere: no other car unites such a multitude of high-tech components and matching body design in the manner of the Veyron. The W16 alloy engine developing 736 kW/1001 bhp and 1,250 Nm of torque, the sequentially switched transmission with a double-clutch system, continuous four-wheel drive and a carbon-fibre monocoque body all document the technical competence of the Bugatti brand and of the Volkswagen brand group.

A BRAND WITH TRADITION

The Bugatti tradition is inseparably linked with the background and career of its founder Ettore Bugatti. Born into an Italian artist's family from Milan, Ettore Bugatti spent a short time at the city's Academy of Art before discovering his passion for automotive engineering. In 1898, at the age of 17, he equipped a tricycle with a motor and began racing. And before he celebrated his brilliant success with his self-made



The cockpit of the Veyron EB 16.4

creations at the 1910 Paris Motor Show, he built some 100 automobiles for his employer Baron de Dietrich in Alsace between 1902 and 1904. The time he spent at Deutz, a Cologne-based company that built petrol engines, between 1907 and 1909 proved crucial to his development. Innovative technology, fine workmanship and aesthetic design have been the hallmarks of Bugatti production from the very beginning. As part of the Volkswagen Group, the present-day Bugatti brand is drawing on this rich heritage to bring about a revival of the Bugatti legend – a legend in essence derived from the harmonious union of perfect craftsmanship and inspired engineering.




16.4 EB 04

»FINE WORKMANSHIP, PRECISE PROPORTIONS, MASTERLY DESIGN, EXTRAORDINARY PERFORMANCE COUPLED WITH MAXIMUM LUXURY AND COMFORT FOR A SUPER SPORTS CAR«

DESIGN

The design brief for a new Bugatti doing full justice to its name and heritage specified the synthesis of perfect functioning technology and an outstanding presence combined with a visibly and tangibly sporty character. The stylists were also faced with the challenge of keeping to the essentials. The result is the Veyron EB 16.4, whose front end proudly bears the hallmark of its heritage with the traditional Bugatti "horseshoe" radiator grille. The designers have selected various colour combinations for the super sports car's classic two-coloured paintwork; the roof and bonnet are of a darker colour than the side panels and the front wings. The rear spoiler is doubly safe: at high speeds it ensures the necessary downforce and also provides maximum wind resistance during an emergency stop.

Exclusive leather and high-quality metal trim graces the interior of the Veyron EB 16.4. The cockpit is a testament to the clarity and practical positioning of controls and the generously-sized, centrally-located rev counter bears further witness to the legendary sports car history of the exclusive Bugatti brand. Every detail of the Veyron confirms the impression of a high-performance sports car lovingly crafted for a small circle of very discerning automobile enthusiasts.

AUDI BRAND GROUP

New Audi models generate sales growth

Audi launched into 2003 with new models, while SEAT again delivered solid sales performance. With the Lamborghini Gallardo the Audi brand group is once again demonstrating its sporty profile.

BUSINESS DEVELOPMENT

The unit sales of the Audi brand group, comprising the Audi, SEAT and Lamborghini brands, rose in financial 2003 by 2.2 % to 1,217 thousand vehicles despite declining markets. Audi alone sold 767 thousand vehicles, 4.2 % up on the previous year. The major factor in that sales performance was the Audi A4. The Audi Cabriolet and the newly launched Audi A3 and Audi A8 models delivered substantial increases in sales against the previous year. Sales of SEAT models totalling 449 thousand units (– 1.3 %) were virtually the same as the 2002 level. Sales of the Ibiza and of the Córdoba were again up on the previous year. With the market launch of the Gallardo in the past financial year, Lamborghini sold 829 more units than in 2002, substantially increasing its sales to a total of 1,251 units.

The production of the Audi brand group increased in the year under review by 2.1 % against the previous year to 1,225 thousand units. Owing to the increased demand for the relaunched Audi A3 and for the Audi A8 and Audi Cabriolet models, Audi produced a total of 763 thousand units, an increase of 2.1 %. The number of units produced by SEAT increased slightly, by 2.1 %, to 460 thousand. Production of the high-selling Ibiza, in particular, were up on the previous year. Lamborghini's production increased significantly to 1,357 units. The main reason for this was the launch of the second model series, the Gallardo.

SALES REVENUE AND RESULT

Sales revenue rose in 2003 by 1.2 % to 25.7 billion €. The main drivers of this increase were the newly launched models. The increase in value of the Euro and the difficult situation in key markets significantly affected the operating profit of the brand group. Cost optimization measures and the increased proportion of higher-value vehicles were unable fully to compensate for the negative effects. Consequently, the operating profit of 1.1 billion € was 17.4 % down against the previous year's figure.

AUDI BRAND GROUP

	2003	2002	%
Deliveries (thousand units)	1,231	1,203	+ 2.4
Vehicle sales	1,217	1,191	+ 2.2
Production	1,225	1,199	+ 2.1
Sales revenue (million €)	25,738	25,439	+ 1.2
Operating result	1,123	1,359	– 17.4
as % of sales revenue	4.4	5.3	

PRODUCTION

Audi brand group	2003	2002
Audi		
A4	324,551	339,562
A3	159,417	125,538
A6	150,978	158,775
Cabriolet	29,285	20,705
A2	27,323	37,578
A8	21,748	10,942
TT Coupé	20,807	21,488
Allroad	17,634	19,998
TT Roadster	11,530	13,223
	763,273	**747,809**
SEAT		
Ibiza	220,497	197,311
León	96,536	93,606
Córdoba	59,348	58,646
Toledo	36,026	39,503
Alhambra	23,693	26,308
Arosa	13,814	19,627
Inca Kombi	2,150	3,879
Inca	7,982	11,802
	460,046	**450,682**
Lamborghini		
Gallardo	933	–
Murciélago	424	442
	1,357	**442**
Audi brand group*	**1,224,676**	**1,198,933**

* Including the not fully consolidated vehicle-producing investment FAW-Volkswagen Automotive Company Ltd.

STYLISH, SPORTY, PROGRESSIVE

>> Second-generation A3 continues to set the trend
>> Design and concept studies point the way ahead for Audi

It is not just advanced, intelligent technology that sets Audi apart; the progressive character of the brand is increasingly finding expression in its design, with new sporty models flexing their styling muscles. A powerful performance combines with just the right dose of self-confidence. The brand is sporty, but does not need to keep proving its sporting pedigree. It is progressive, but not obtrusive. Each vehicle bears stylish, elegant witness to its superlative quality.

Audi systematically continues along its chosen path, as confirmed by studies such as the Pikes Peak quattro, the Nuvolari quattro and the Le Mans quattro, which surprised visitors at the Frankfurt International Motor Show. All three represent milestones on the road to the new Audi design. And technically speaking, too, the Pikes Peak, with its off-road competence, the Coupé Nuvolari, with the proportions of a classic GT, and the high-performance sports car, with the genes of the Le Mans winner, raise the standard in their segments by several notches.

AUDI LEAD BRAND

As the lead brand in the Audi brand group, Audi


IN V 3097




W12-60

The new Audi A8 L 6.0 quattro: its distinctive radiator grille characterizes the new design language

»A POWERFUL PERFORMANCE COMBINES WITH JUST THE RIGHT DOSE OF SELF-CONFIDENCE«



The A3: dynamic and sporty

influences the evolution and positioning of the SEAT and Lamborghini brands in addition to accentuating the overall brand profile.

The Spanish automaker SEAT, with its claim SEAT auto emoción, is well on the way to becoming a brand with an exceptional sporty and emotional presence. SEAT is positioning itself with powerful engines and sporty specifications.

The Italian sports car manufacturer Lamborghini, based in Sant'Agata near Bologna, is the ideal exclusive addition to the brand family, with super sports cars such as the Murciélago presented in 2001 and the new Gallardo, where an open top version is on the drawing board.

The profiles of all three brands will be sharpened to reinforce their independence.

NEW MODELS

For Audi, the outstanding new model in 2003 was the second generation of the A3. The new premium athlete in the compact class has everything it takes to continue the success story of its predecessor – as the latest sales figures confirm. The unique combination of superior sportiness, dynamic design and innovative technology is the main reason why the 3-door saloon has more than met ambitious sales expectations ever since it hit the showrooms. Powerful four- and six-cylinder engines with up to 184 kW/ 250 bhp, optional quattro drive and the new automatic DSG® Direct Shift Gearbox team up with the highly dynamic suspension to provide exactly the driving pleasure expected from the sporting lines of the body. For the customer, the A3 offers a unique combination of dynamism and sportiness in its class. There is also a significant increase in space for all occupants, and an exclusive equipment specification impressively confirms Audi's premium class ambitions. The particularly sporty top-of-the-range version of the latest Audi model was presented at the Frankfurt Motor Show: the A3 3.2 quattro with a six-cylinder engine, 184 kW/250 bhp and the innovative DSG sports transmission.

Further new model headlines in 2003 were the Audi TT Roadster 3.2 quattro with DSG, the Audi allroad quattro 4.2, the A8 with a 3.0 and 4.0 TDI engine and the A8 L 4.2 quattro long wheelbase version, eagerly awaited on the North American market in particular.



The Le Mans quattro


Le mans

TECHNOLOGY IN DETAIL

The technical superiority embodied in the slogan "Vorsprung durch Technik" is a matter of course for Audi drivers. TDI and FSI engines get more power out of every drop of fuel, and the Audi Space Frame (ASF) provides above-average crash protection at a substantially lower weight. Quattro drive has been state-of-the-art for more than 20 years. The new DSG Direct Shift Gearbox allows gear changes with uninterrupted power and the Audi multitronic, the world's most powerful continuously variable transmission, ensures a high level of driving comfort with no fixed gear ratios. The Navigation System Plus package will soon also operate as a music CD and MP3 player, and the Multi Media Interface (MMI) in the Audi A8 is well-known for its logically simple and intuitive interaction with the installed vehicle and infotainment technology.

DESIGN AND CONCEPT STUDIES

Audi caused quite a stir last year with its studies. The Pikes Peak quattro, a sport concept study for all on-road driving and light off-road terrain, was unveiled at the Detroit Motor Show at the beginning of 2003. Quite apart from its off-road prowess, the five-door six-seater symbolizes the systematic evolutionary path of Audi design, possessing typical characteristics from a number of different automobile categories. The vehicle is a crossover model: it adopts the dynamism and comfort of a luxury sports saloon, and its off-road capability is shown in its quattro permanent four-wheel drive. At the same time, with its innovative variable seating concept, it is equally convincing as a luxury van.

At the beginning of March, Audi unveiled the Nuvolari quattro concept study, the vision of a powerful Gran Tourismo, at the Geneva Motor Show.





The Nuvolari quattro

The Pikes Peak quattro





»THE THREE STUDIES PRODUCED IN 2003 POINT THE WAY AHEAD FOR AUDI DESIGN, TECHNOLOGY AND DRIVING DYNAMICS«

Once again, the Ingolstadt designers presented the future shape of Audi's exterior and interior styling philosophy. The 2+2-seater coupé has classic GT proportions, with the long bonnet and the roofline dropping smoothly towards the wide rear end, signalling its exceptional sporting potential. The body, featuring the ASF Audi Space Frame, ensures a high degree of rigidity and provides the optimum basis for the outstanding dynamic qualities of the vehicle. And it needs those qualities, since its driving force comes from the most powerful engine yet developed for road use by Audi: a 5.0 litre, 441 kW/600 bhp V10 biturbo engine with FSI fuel injection.

The trio of spectacular design and concept studies was rounded off with the Audi Le Mans quattro, which made its debut at the Frankfurt Motor Show. This high-performance sports car could be said to have inherited the genes of the Audi R8, 3-times winners of the Le Mans 24-hour race, allied to advanced design and Audi's technical competence. With the proportions of a pure-bred sports car, the Audi Le Mans quattro offers a high standard of comfort for both driver and passenger – rare in a performance sports car. The mid-engined 2-seater is powered by a 5.0 litre V10 biturbo FSI engine developing 10 bhp more then the Nuvolari quattro, its elder "brother" by just a few months.

The three studies produced in 2003 point the way ahead for Audi design, technology and driving dynamics. The brand's profile is sharpening up. Sportiness comes first, coupled with unobtrusively high-quality equipment specifications and unparalleled (ride) comfort.

SPORTINESS WITH A TOUCH OF FIRE

>> Four concept cars signpost the way to a sharper brand image
>> The Altea represents the new SEAT design language and creates a new market segment

Unconventional design, outstanding sporty qualities and ambitious technical solutions position the Spanish carmaker within the Audi brand group as a sporty and attractive brand, stirring the emotions and holding a special appeal for young buyers. SEAT can claim the youngest customers in the segments where the brand has a presence – a fact that is both an obligation and an opportunity. With its claim SEAT auto emoción, the brand attracts precisely those



The Ibiza Cupra R

customers for whom it produces its young and sporty vehicles. The goal is to deepen this identification with the customer, enhancing and strengthening the driver's rational and emotional attachment to the brand.

The company has made a decisive move in this direction with four innovative concept cars. Salsa, Salsa Emoción, Tango and the SEAT Altea Prototype presented at the 2003 Frankfurt Motor Show signpost the way to a sharper brand image with a new style and unmistakable characteristics. Following its market launch in 2004, the Altea will join the Ibiza and the Leon as the third pillar of the SEAT model range.

NEW MODELS

At the 2003 Geneva Motor Show, SEAT unveiled the prototype for a new generation of the Ibiza Cupra R. Among the novel features, this Cupra is available with two different types of engine; a 1.8 20 VT petrol version and a 1.9 TDI diesel version, with power output starting at 110 kW/150 bhp. For the first time, SEAT has incorporated the Cupra concept, synonymous with sportiness and high performance, in a diesel model. After the first Ibiza Cupra R, which made its debut in Birmingham in 2000, and the Leon Cupra R unveiled in Barcelona a year later, the Ibiza-based newcomer is a further outstanding example of a production vehicle engineered by SEAT Sport with the unique sporty image embodied by the inimitable Cupra emblem. In 2003, the 166 kW/ 225 bhp Leon Cupra R, the fastest and most powerful production vehicle in the Spanish carmaker's history, arrived in the dealer showrooms ready for



The Leon

customers. A 96 kW/130 bhp TDI engine was added to the Leon and Toledo ranges, and a 2.0 l petrol engine was included as a power train option for the Ibiza.

DESIGN

The face of future SEAT generations has well-defined features: sportiness and power are the trump cards. The Salsa study already launched the idea of a saloon car with an unforgettable, sporty profile. The Salsa Emoción symbolized the continuation of this concept towards an extremely versatile off-roader. The Tango followed, epitomizing the idea of a pure-bred Spider with high performance and compact dimensions. These concept studies continued through the Altea prototype to culminate in the Altea, the first production model to put the new design language on the road starting in 2004. The front end, with the distinctive headlights, the sweeping downward line of the bonnet and the large radiator grille prominently displaying the brand emblem, embodies the dominant contours of future SEAT products. The side view also clearly shows the dynamic line that flows downwards to meet the rear wheel arches.

The Altea not only represents SEAT's new design language, but also creates a new market segment for the company: a vehicle with plenty of space and a dynamic line. The interior provides a sporty ambience, while the engine and gearbox options power a performance worthy of a sports car. The Altea is neither a Multi Purpose Vehicle nor a hatchback, but it combines the best of those two worlds. This SEAT defines a new category within the current market segmentation – the Multi Sport Vehicle. And it points the way ahead. Combined with ambitious technical solutions and sporty engines, the new design clearly targets the motto of the Spanish carmaker: SEAT auto emoción.

»THE FRONT END, WITH THE DISTINCTIVE HEADLIGHTS, THE SWEEPING DOWNWARD LINE OF THE BONNET AND THE LARGE RADIATOR GRILLE PROMINENTLY DISPLAYING THE BRAND EMBLEM, EMBODIES THE DOMINANT CONTOURS OF FUTURE SEAT PRODUCTS«







The Altea Prototype



EXTREME, UNCOMPROMISING, ITALIAN

>> The ultimate sports car brand occupies the top end of the product range

>> The Lamborghini Gallardo represents a new dimension in volumes

Since joining the Volkswagen Group in 1998, Lamborghini has moved into the fast lane to success, an achievement documented by a strong rise in production volumes and sales, particularly since the launch of the Murciélago two-seater sports coupé and the new Gallardo. And the years to come hold even greater promise. The Gallardo has been successfully launched on the market, other new products are waiting in the wings and production figures continue to increase.

The creator of inspiring sports cars had to weather 35 turbulent years before entering calmer waters when Audi acquired the Lamborghini brand in 1998. Targeted investment, above all in the product range, has enabled Lamborghini to triple its deliveries, particularly with the help of the Gallardo, whose volumes represent a new dimension for the company. Audi's Italian subsidiary therefore had a special reason for celebrating a special birthday in May 2003, with festivities at the company's headquarters in Sant'Agata Bolognese featuring a parade of 250 sports cars.

AN EXCLUSIVE BRAND

The brand profile has now become sharper, and in the world of sports cars the attributes of "extreme", "uncompromising" and "Italian" – in this combination at least – are definitely reserved for Lamborghini. The name immediately conjures up images of the typical silhouette, the world-famous bull emblem and the characteristic colours of black and yellow. The new dealer showrooms reflect the graceful





The Murciélago: the epitome of power, agility and acceleration





The Gallardo:
pure adrenalin on wheels

» TARGETED INVESTMENT, ABOVE ALL IN THE PRODUCT RANGE, HAS ENABLED LAMBORGHINI TO TRIPLE ITS DELIVERIES «

elegance of the sports cars from Sant'Agata Bolognese, creating a setting in keeping with the Lamborghini mystique and the exclusivity of the products. This is one step towards achieving a priority corporate goal, namely the transition from a technology-dominated carmaker to a modern, profitable, forward-looking and customer-oriented enterprise that builds the most attractive super sports cars in the world. The brand's self-image also embraces a definition of its role within the Volkswagen Group and the Audi brand group, where Lamborghini is positioning itself as the ultimate sports car brand at the top end of the product range, clearly setting itself apart from the other brands – an ambition wholly in keeping with the Group's aim to differentiate more strongly between activities and products.

NEW MODELS

In January 2003, Lamborghini caused quite a stir at the Detroit Motor Show with the Murciélago Barchetta concept study, an open-top version of the Murciélago. The highlight of the year followed at the Geneva Motor Show only two months later with the unveiling of the new Gallardo. For the first time since 1988, Lamborghini has designed a model powered by fewer than 12 cylinders. However, with its 5.0 litre, 10-cylinder engine and 368 kW/500 bhp, this "baby" Lamborghini, whose styling is unmistakably influenced by the Murciélago flagship model, definitely has more than enough muscle. Combined with a permanent four-wheel drive system and an aluminium space frame design, the Gallardo offers a technical package other carmakers are unable to match.

COMMERCIAL VEHICLES

Market leadership maintained

Transporters built by Volkswagen are the number one in the European light truck segment. In Brazil Volkswagen heavy trucks are the top sellers.

BUSINESS DEVELOPMENT

Overall demand for commercial vehicles again declined in the key European markets in 2003. The worldwide unit sales of the Commercial Vehicles business line fell by 6.1 % against the previous year to 250 thousand vehicles. With the successful launch of the new Transporter generation the business line was nevertheless able to defend its market leadership in the Transporter segment in Germany and Europe. In the passenger vehicle segment, the new Multivan strengthened its high level of market share in the MPV, recreational vehicle and mobile home segment. In this segment, too, the business line protected its market leadership in Germany. In the heavy trucks segment, sales of trucks and buses built at the Resende plant in Brazil again performed well in financial 2003. In the truck segment from 7 to 45 tonnes, sales of 23 thousand units were 19.6 % up on the previous year; sales of buses increased by 25.3 % to 6 thousand units. As a result, the Commercial Vehicles business line attained the market leadership in the Brazilian heavy truck segment in 2003.

In the financial year 2003 the Commercial Vehicles business line produced a total of 262 thousand units (–3.8 %). Of that total, 178 (170) thousand Transporters, Caravelle/Multivans and LTs – including 39 (28) thousand kits for Volkswagen Poznan Sp. z o.o. – were produced at the mother plant in Hanover. The business line assembled 41 thousand vehicles at its Poznan facility in Poland, of which 1,499 units were the successor to the Caddy model. The Resende plant in Brazil increased its production by 22.6 % against the previous year to 28.9 thousand trucks and bus chassis.

SALES REVENUE AND RESULT

The sales revenue of the Commercial Vehicles business line in the financial year 2003 amounted to 4.7 billion €, 4.6 % below the level of the previous year. The increased proportion of higher-value vehicles and equipment specifications almost fully compensated for the effects of generally falling volumes. In addition to the demand situation, the model changes implemented in the year under review, including preparations for the new Caddy delivery van, placed further burdens on the operating result (–218 million €).

COMMERCIAL VEHICLES

	2003	2002	%
Deliveries (thousand units)	258	280	–8.0
Vehicle sales	250	267	–6.1
Production	262	272	–3.8
Sales revenue (million €)	4,658	4,884	–4.6
Operating result	–218	156	x
as % of sales revenue	x	3.2	

PRODUCTION

Commercial Vehicles	2003	2002
Caravelle/Multivan,Kombi	84,743	91,952
LT Kombi	3,107	2,114
Caddy Kombi	2,259	3,226
Transporter	70,216	64,420
LT	31,194	30,840
Trucks	22,673	18,580
Caddy	21,830	30,530
Saveiro	19,078	24,961
Omnibus	6,272	5,020
Golf Pickup	855	856
Commercial Vehicles	**262,227**	**272,499**

COMMERCIAL VEHICLES

THE INVENTOR OF THE TRANSPORTER

Commercial Vehicles

>> The Volkswagen Commercial Vehicles brand is synonymous with innovative, high-quality light trucks, MPVs and recreational vehicles

>> The brand offers intelligent, tailored solutions for every purpose

With high-quality passenger and goods transport solutions for commercial and private customers, Volkswagen has made a name for itself over more than 50 years as a manufacturer of commercial vehicles. The company not only invented the Transporter, it was also the first manufacturer to bring pioneering solutions such as the Multi Purpose Vehicle and the twin cab to the market. Volkswagen commercial vehicles are synonymous with innovative, high-quality light trucks, MPVs and recreational vehicles. The varied model program covers the Caddy compact van, the Transporter with 375 basic configurations, the Multivan and the California. The LT series also offers a range of alternatives. The Commercial Vehicles business line has the right vehicle for every customer – be it a delivery van, a versatile leisure vehicle or a multi-media mobile office. The brand's ambition, which is derived from this model diversity, is to understand its customers' wishes, interpreting them with commitment to the product. In addition, the brand produces 7 to 42 tonne trucks and 8 to 16 tonne bus chassis in Brazil, specially designed for use in emerging markets.


BOULANGERIE
PATISSERIE

The new Caddy: all-round talent

The different product groups play a role in shaping the brand image. The vehicles in the "Commerce" product group – the Caddy, Transporter, Transporter Shuttle and LT as well as special versions designed for use by public authorities, for passenger transport or in courier, express and parcel services – are generally destined for business use. The "Life" and "Tour" product groups with the Multivan MPV and the California recreational vehicle concentrate on private customers. Such a diverse product range calls for a differentiated marketing strategy: positioning a commercial vehicle on the market requires one approach while the method for marketing an MPV essentially destined for private customers is obviously another.

The brand values associated with the Commercial Vehicles business line are closely linked to the history and characteristics of the vehicles themselves. Over many years of close contacts with customers, terms such as authentic, honest, fair, frank, open,







The new Multivan "Business": exclusive mobility

»OVER MANY YEARS OF CLOSE CONTACTS WITH CUSTOMERS, TERMS SUCH AS AUTHENTIC, HONEST, FAIR, FRANK, OPEN, UNDERSTANDING AND LIKEABLE HAVE COME TO DESCRIBE THESE VALUES«

understanding and likeable have come to describe these values. The practical experience of many customers with the utility vehicles and MPVs has also impacted on the brand image. Commercial vehicles produced by Volkswagen are rightly considered reliable, stable (in every sense of the word) and robust. They guarantee top quality, economy and flexibility, and they provide intelligent, tailored solutions for every purpose. The "Life" and "Tour" product groups, with their focus on private users, enhance the brand image with values such as individuality, freedom, independence, cosmopolitan flair and a reputation for being ideally suited to families. The vehicles in all three product groups have two winning traits in common – unbeatable solutions and universal functionality.

DESIGN

Two key factors influence the design of Volkswagen commercial vehicles: first, the vehicles express the same styling approach as that adopted for the passenger car brand; second, appearance and equipment focus on the benefit they bring for the customer. Form follows function. Consequently, functional solutions are derived from the everyday uses of these highly-adaptable vehicles. Versatility, for example, has high priority for MPVs. The rail system for the seats in the passenger compartment offers an effective solution. Another example of functionality comes from the recreational vehicles, where the new aluminium furniture literally lightens the load.

NEW MODELS

Never has the Commercial Vehicles business line unveiled as many new models as was the case in 2003. The drive presentation of the Multivan took place in Valencia, and the new vehicle made its public debut at the Geneva Motor Show. The new Transporter made its worldwide motor show debut at AUTO MOBIL INTERNATIONAL in Leipzig. Appropriately enough, the new California made its first appearance at the Düsseldorf Caravan Salon, and the new Caddy delivery van was launched in Amsterdam. 2003 also saw the presentation of various versions of the Multivan with 4MOTION® four-wheel drive and a range of specification packages.

FINANCIAL SERVICES

Not just leasing

More contracts and a double-figure increase in operating profit – our financial services business is growing well.

BUSINESS DEVELOPMENT

The trend of business in the Financial Services Division was again highly positive in 2003. Outstanding contracts in the financing, leasing and insurance sector increased compared to the previous year by 4.0 % to 5,667 thousand. The proportion of all new vehicles delivered by the Group which were leased or financed remained around the previous year's level at 35.6 (35.7 %), with no change to the fundamental principles of eligibility. Volkswagen Bank *direct* continued to expand its direct banking business, with deposits at December 31, 2003 totalling 6,744 million € (+20.1 %). Total assets increased against the previous year by 5.5 % to 52,072 million €. The debt to equity ratio was 11:1.

SALES REVENUE AND RESULT

The sales revenue from lease business and from short-term vehicle rental rose against the previous year by 10.2 % to 10,423 million €. Profit before tax increased as a result of the growth in financing and other services by a substantial 23.3 % to 911 million €. The Financial Services Division thus made a major contribution to the earnings of the Volkswagen Group. Based on the operating profit before taxes the return on investment was 23.8 (19.6) %.

SERVICE IN LINE WITH CUSTOMER NEEDS

The Financial Services Division successfully supports the sale of Group products by the services it provides. The range includes financing, leasing and insurance, a modern direct banking operation as well as professional fleet management services for private and business customers. This comprehensive range of services responds to car buyers' desire for worry-free mobility, as well as being a major factor in assuring customer loyalty to the Volkswagen Group.

PRODUCTS AND GLOBALIZATION

The product range of the Financial Services Division meets the need of customers for financial security and economy, and has become an integral element of the automotive business. As a consequence of customers' increasing need for assured mobility, product packages are becoming more and more important. They link a finance agreement or lease to a wide range of insurance options providing customers with full financial security. The close collaboration and interaction between the automobile manufacturer, the dealer and the financial services provider enables optimal solutions to be offered.

The Financial Services Division further expanded its business operations on an international level in 2003. Operations in Asia were expanded with the launch of business in Taiwan. In the Netherlands, the local importer and VOLKSWAGEN FINANCIAL

SERVICES AG entered into a comprehensive collaboration agreement in manufacturer-specific financial services. Volkswagen Bank GmbH will continue to drive forwards its strategy of comprehensive coverage throughout Europe based on the "European Passport". Substantial growth in customer financing business in the North American markets of the USA, Canada and Mexico helped further boost the financial services business. In South America the decline in the Brazilian passenger car finance market was balanced by the growth in truck and bus financing.

EUROPCAR

The Europcar Group forms part of the Financial Services Division. Though the short-term rentals segment was again marked by strong competitive pressures and heavy falls in demand in financial 2003, Europcar increased its sales revenue by 1.7 % to 1,105 million €. Profit before tax increased to 72 million €, up 40.0 % on the previous year.

Stringent orientation to customers' needs, a clearly targeted pricing strategy in line with national and international requirements and optimized processes leading to consistent cost reductions helped the Europcar Group to outperform the sector average. It also increased market share to 17 %, representing a further step towards its strategic goal of market leadership in Europe.

In other world markets Europcar expanded its franchise network as planned, and is now represented in almost 120 countries. It also expanded its field of expertise in cooperation with leading international corporations in the tourism, scheduled air travel and industrial sectors.

The integration of Europcar into launch programs for new models, such as the Touran and the new Golf, meant that synergies within the wider Group could be beneficially utilized. At the year-end 38 % of the Europcar fleet comprised Volkswagen Group models. By these measures, Europcar achieved its goal of being the preferred car rental company for Volkswagen's customers, employees and partner organizations, such as airlines and hotel chains.

FINANCIAL SERVICES DIVISION

		2003	2002	%
Outstanding agreements	thousands	5,667	5,448	+4.0
Customer financing/leasing		4,123	3,965	+4.0
Service/insurance		1,544	1,483	+4.1
Receivables from	million €			
Customer financing		21,656	20,340	+6.5
Dealer financing		6,946	6,880	+1.0
Leasing agreements		10,727	10,264	+4.5
Direct banking deposits		6,744	5,613	+20.1
Total assets		52,072	49,380	+5.5
Sales revenue*		10,423	9,459	+10.2
Profit before tax		911	739	+23.3
as % of average equity		23.8	19.6	

* Excludes interest income from dealer and customer finance agreements and from finance leases.

SCHEDULED DATES 2004

April 30 – May 9, 2004
▼

SALÃO INTERNACIONAL DO AUTOMÓVEL, LISBON

May 21 – 30, 2004
▼

SALÓN INTERNACIONAL DEL AUTOMÓVIL, MADRID

June 9 – 16, 2004
▽

AUTO CHINA – INTERNATIONAL AUTOMOTIVE INDUSTRY EXHIBITION, BEIJING

April 9 – 18, 2004
▽

INTERNATIONAL AUTO SHOW, NEW YORK

April 17 – 25, 2004
▽

AUTO MOBIL INTERNATIONAL, LEIPZIG

April 22, 2004
▽

ANNUAL GENERAL MEETING OF VOLKSWAGEN AG, HAMBURG

April 23, 2004
▽

DIVIDEND PAYMENT TO THE SHAREHOLDERS OF VOLKSWAGEN AG

April 30, 2004
▽

PUBLICATION OF THE INTERIM REPORT JANUARY TO MARCH

March 4 – 14, 2004
▼

INTERNATIONAL MOTOR SHOW, GENEVA

March 9, 2004
▼

ANNUAL PRESS CONFERENCE OF VOLKSWAGEN AG

Publication of the 2003 Annual Report

March 10, 2004
▼

INTERNATIONAL INVESTORS' CONFERENCE


09. – 16.06.
21. – 30.05.
JUNE
30.04. – 09.05.
30.04.
23.04.
22.04.
MAY
17. – 25.04.
09. – 18.04.
APRIL
MARCH
09.03.
04. – 14.03.
10.03.
FEBRUARY
JANUARY

July 23, 2004
▼

PUBLICATION OF THE INTERIM REPORT JANUARY TO JUNE


23.07.
JULY
AUGUST
SEPTEMBER
25.09. – 10.10.
OCTOBER
28.10.
NOVEMBER
DECEMBER
26.11. – 05.12.

September 25 –
October 10, 2004
▼

PARIS MONDIAL DE L'AUTOMOBILE, PARIS

October 28, 2004
▽

PUBLICATION OF THE INTERIM REPORT JANUARY TO SEPTEMBER

November 26 –
December 5, 2004
▼

ESSEN MOTOR SHOW, ESSEN

Financial Calendar 2004

>> **MARCH 9, 2004**
Annual Press Conference/
Publication of the 2003 Annual Report

>> **MARCH 10, 2004**
International Investors' Conference

>> **APRIL 22, 2004**
Annual General Meeting
(Congress Centrum Hamburg)

>> **APRIL 23, 2004**
Dividend payment

>> **APRIL 30, 2004**
Interim Report January to March

>> **JULY 23, 2004**
Interim Report January to June

>> **OCTOBER 28, 2004**
Interim Report January to September

INDEX

> LUPO · LUPO 3L > POLO · POLO LIMOUSINE > GOLF · GOLF VARIANT
> BORA · BORA VARIANT > NEW BEETLE · NEW BEETLE CABRIOLET > TOURAN
> PASSAT · PASSAT VARIANT > SHARAN > TOUAREG > PHAETON

> FABIA · FABIA SEDAN · FABIA COMBI > OCTAVIA · OCTAVIA COMBI > SUPERB

BENTLEY

> ARNAGE > CONTINENTAL GT COUPE > CONTINENTAL > AZURE

> VEYRON

> A2 > A3 > A4 · A4 AVANT · A4 CABRIOLET > A6 · A6 AVANT
> ALLROAD QUATTRO > A8 · A8 L > TT COUPE · TT ROADSTER

> AROSA > IBIZA > CORDOBA > LEON > TOLEDO > ALHAMBRA

> GALLARDO > MURCIELAGO

Commercial Vehicles

> CADDY > TRANSPORTER > MULTIVAN > LT

CHRONICLE 2003

May 6, 2003
▼

SHELL AND VOLKS-WAGEN COOPERATE TO TEST "SHELL GAS TO LIQUIDS" FUEL

The prospect of a new motor fuel era: in Berlin a fleet of 25 Golf TDI vehicles tested the synthetic, natural gas-derived "Shell Gas to Liquids" motor fuel.

IN LE MANS

For the first time in 73 years Bentley again emerged victorious from the legendary Le Mans 24-hour race.







15.06.
JUNE
06.05.
MAY
23.04.
APRIL
05. – 13.04.
MARCH
11.03.
06. – 16.03.
FEBRUARY
05.02.
JANUARY
13.01.
05.01.

April 5 – 13, 2003
▽

WORLD PREMIERE FOR TRANSPORTER

The fifth generation of the Transporter was presented at the AUTO MOBIL INTERNATIONAL motor show in Leipzig.

April 23, 2003
▽

TOUAREG BEST LUXURY-CLASS SUV

The Touareg V8 was voted the best luxury SUV by the readers of the US magazine "Car and Driver".

March 6 – 16, 2003
▼

NEW MODELS AT THE GENEVA MOTOR SHOW 2003

The Touran, New Beetle Cabriolet, Audi A3 and Multivan T5, the Audi Nuvolari quattro study and the Lamborghini Gallardo attract considerable attention.

March 11, 2003
▼

ANNUAL PRESS CONFERENCE OF VOLKSWAGEN AG

The Volkswagen Group presented the second-best results in its history in the setting of its glass-walled manufacturing plant in Dresden.



February 5, 2003
▽

TOUAREG LUXURY-CLASS SUV 2003

Readers of the specialist motor magazine "OFF ROAD" voted the Touareg top of the "luxury-class SUV" category on its very first appearance in the rankings.

January 5, 2003
▼

AUDI PIKES PEAK QUATTRO: DEBUT AT THE DETROIT MOTOR SHOW

The sport concept study for all on-road driving and light off-road terrain: developed exclusively for the show in Detroit.



January 13, 2003
▼

WORLD PREMIERE OF THE TOURAN IN WOLFSBURG

Maximum versatility in compact form. A new vehicle, a new manufacturing facility and new jobs.




15.07.
30.07.
JULY
25.08.
01.09.
AUGUST
09.–21.09.
SEPTEMBER
02.10.
OCTOBER
17.10.
NOVEMBER
05.11.
11.11.
12.11.
DECEMBER
24.11.
11.12.

July 15, 2003
▼

FOUNDATIONS LAID FOR NEW PLANT

In the Chinese city of Changchun construction work began on a new manufacturing facility for FAW-Volkswagen. Planned annual capacity is around 330,000 units.



July 30, 2003
▼

BYE-BYE BEETLE!

In Puebla, Mexico, the last Beetle rolled off the assembly line. The 21,529,464th vehicle will be given a place of honour in Wolfsburg's motor museum.

August 25, 2003
▼

THE NEW GOLF CELEBRATES ITS WORLD PREMIERE IN WOLFSBURG

The fifth generation of the Golf was presented to the media.



September 1, 2003
▼

ROADSTER PREMIERE IN BERLIN

Dr. Bernd Pischetsrieder unveiled the Concept R study at the Museum of German History on Berlin's famous Unter den Linden.

September 9 – 21, 2003
▼

IAA INTERNATIONAL MOTOR SHOW IN FRANKFURT

Volkswagen introduced the Golf V as well as the Golf V GTI and Concept R roadster studies to the public. Audi presented its Audi Le Mans quattro study. SEAT unveiled its Altea prototype. Škoda showed its Roomster design study.



October 2, 2003
▽

PROJECT PARTNER CHOREN INDUSTRIES COMMISSIONS PILOT PLANT

The joint venture partner of Volkswagen and DaimlerChrysler laid the foundation for the production of a liquid biosynthetic fuel at its plant in Freiberg, Saxony.

October 17, 2003
▽

MARKET LAUNCH OF THE GOLF V IN GERMANY

Now customers can experience the new Golf for themselves and place orders at some 1,500 dealerships.

November 5, 2003
▼

GOLF AND TOURAN WIN "GOLDEN STEERING WHEEL" 2003

The new Golf was the winner in the "Compact and mid-class" section ahead of the Audi A3. The Touran came out top in the Vans section.

November 11, 2003
▼

STRETCHED PHAETON DEBUTS IN THE USA

The exclusive saloon makes its debut coast-to-coast from New York to San Francisco.

November 12, 2003
▼

GOLF AND TOURAN WIN AUTO TROPHY 2003

Both models were the best of the best in their respective classes, adding this prestigious award from the German motor press to their rapidly growing collection of plaudits.

November 24, 2003
▼

LUXURY AND COMFORT AT THE HIGHEST LEVEL: AUDI A8 L 12-CYLINDER

With its new flagship model Audi presented a vehicle that embodies all the superlatives – the sportiest luxury-class saloon in the world. The front-end design with the single-frame radiator grille presents the new face of the Audi brand.



December 11, 2003
▽

PRESENTATION OF THE VOLKSWAGEN ENVIRONMENTAL REPORT 2003/2004

Under the title "Partners in Responsibility", the Environmental Report is devoted to every aspect of sustainability.

VOLKSWAGEN AG


Golf

VOLKSWAGEN AG

FACTS AND FIGURES



KEY FIGURES

Volume Data of the Volkswagen Group	2003	2002	%
Vehicle sales (units)	5,015,911	4,996,179	+0.4
Production (units)	5,020,733	5,023,264	−0.1
Employees at December 31	336,843	324,892	+3.7

Financial Data according to IFRS in million €	2003	2002	%
Sales revenue	87,153	86,948	+0.2
Operating profit before special items	2,491	4,761	−47.7
Special items	711	–	x
Operating profit after special items	1,780	4,761	−62.6
Profit before tax	1,529	3,986	−61.6
Profit after tax	1,118	2,597	−57.0
Cash flows from operating activities	8,717	10,460	−16.7
Cash flows from investing activities	15,810	16,016	−1.3
Automotive Division*			
Cash flows from operating activities	6,796	8,065	−15.7
Cash flows from investing activities	9,031	9,121	−1.0
of which: investments in tangible and other intangible assets	6,589	6,730	−2.1
as a percentage of sales revenue	8.5	8.6	
capitalized development costs	2,160	2,460	−12.2
as a percentage of sales revenue	2.8	3.2	

* According to segmental reporting (pages 20 and 21 of the notes to the financial statement of Volkswagen Group).

Returns in %	2003	2002	
Return on sales before tax	1.8	4.6	
Return on investment after tax (Automotive Division)	2.2	7.4	
Return on equity before tax (Financial Services Division)	23.8	19.6	

Volume Data of the Volkswagen AG	2003	2002	%
Vehicle sales (units)	1,941,311	2,063,383	−5.9
Production (units)	993,716	956,617	+3.9
Employees at December 31	103,821	104,704	−0.8

Financial Data according to German Commercial Code in million €	2003	2002	%
Sales revenue	45,425	43,087	+5.4
Profit after tax	633	1,036	−38.9
Volkswagen AG dividend proposal	409		
of which: on ordinary shares	292		
on preferred shares	117		

This version of the Annual Report is a translation from the German original. The German text is authoritative.

TRANSPARENCY IS THE BASIS FOR TRUST.

THE VOLKSWAGEN GROUP'S FINANCIAL STATEMENTS

ARE PREPARED UNDER IFRS, ENSURING A HIGH DEGREE

OF INTERNATIONAL COMPARABILITY.

>>> WE PLACE GREAT VALUE ON THE QUALITY

OF OUR FINANCIAL DATA.



CONTENTS

DECLARATION OF THE BOARD OF MANAGEMENT

The Board of Management of Volkswagen AG is responsible for drawing up the consolidated financial statements and the Group management report. Reporting is based on International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The Group management report was produced in compliance with the regulations set out in the German Commercial Code (HGB). The conditions laid down in Section 292a HGB for exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law are met. Assessment of the conditions is based on German Accounting Standard No. 1 (DRS 1) published by the German Accounting Standards Committee.

The accuracy of the consolidated financial statements and of the Group management report is safeguarded by internal monitoring systems, the implementation of uniform Group-wide directives and by employee education and training measures. Compliance with legal requirements and internal Group directives, and the reliability and functionality of the monitoring systems, is continuously reviewed Group-wide. The early-warning function stipulated by law is implemented by a Group-wide risk management system which enables the Board of Management to identify potential risks at an early stage and initiate appropriate countermeasures where necessary.

In accordance with the resolution passed by the Annual General Meeting, the independent auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, have audited the consolidated financial statements and the Group management report, and have issued their unqualified auditors' report as appended to the notes to the financial statements.

The consolidated financial statements, the Group management report, the audit report and the measures to be taken by the Board of Management to ensure early identification of going concern risks have been reviewed in detail by the Supervisory Board Audit Committee and by the Supervisory Board of Volkswagen AG. The result of this review is presented in the report of the Supervisory Board.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2003

million €	Note	2003	2002
Sales revenue	1	**87,153**	**86,948**
Cost of sales		77,754	74,188
Gross profit Automotive Division*		**+9,399**	**+12,760**
Gross profit Financial Services Division*	2	**+1,261**	**+1,238**
Distribution costs		7,846	7,560
Administrative expenses		2,274	2,155
Other operating income	3	4,403	4,137
Other operating expenses	4	3,163	3,659
Operating profit		**+1,780**	**+4,761**
Share of profits and losses of Group companies accounted for using the equity method	5a	+511	+534
Other income from investments	5b	−32	+12
Interest result	6a	+125	−478
Other financial result	6b	−855	−843
Financial result		**−251**	**−775**
Profit before tax		**+1,529**	**+3,986**
Income tax expense	7	411	1,389
current		623	1,369
deferred		−212	20
Profit after tax	8	**+1,118**	**+2,597**
Minority interests	9	−23	−13
Net profit attributable to shareholders of Volkswagen AG		**+1,095**	**+2,584**
Earnings per ordinary share (€)	10	**+2.84**	**+6.72**
Diluted earnings per ordinary share (€)	10	**+2.84**	**+6.72**
Earnings per preferred share (€)	10	**+2.90**	**+6.78**
Diluted earnings per preferred share (€)	10	**+2.90**	**+6.78**

* The result from the operating lease and rental business is included in the gross profit of the Automotive Division.

BALANCE SHEET OF THE VOLKSWAGEN GROUP AS AT DECEMBER 31, 2003

million €	Note	Dec 31, 2003	Dec 31, 2002
Assets			
Non-current assets			
Intangible assets	11	8,202	7,736
Tangible assets	12	23,852	22,842
Investments in Group companies accounted for using the equity method	13	3,360	3,397
Other financial assets	13	607	588
		36,021	**34,563**
Leasing and rental assets	14	**8,906**	**8,445**
Current assets			
Inventories	15	11,670	10,677
Financial services receivables	16	39,365	37,512
Trade receivables	17	5,497	5,747
Other receivables and assets	18	5,201	4,055
Securities	19	3,148	3,192
Cash and cash equivalents	20	7,536	2,987
		72,417	**64,170**
Deferred tax assets	21	**1,515**	**1,445**
Prepayments and deferred charges	22	**277**	**273**
Total assets		**119,136**	**108,896**
Equity and Liabilities			
Capital and reserves	23		
Subscribed capital		1,089	1,089
Capital reserve		4,451	4,451
Revenue reserves		14,171	13,905
Accumulated profits		4,719	5,189
		24,430	**24,634**
Minority interests	24	**104**	**57**
Provisions	25	**22,810**	**22,349**
Deferred tax liabilities		**2,472**	**2,558**
Liabilities			
Non-current borrowings	26	25,936	19,488
Current borrowings	26	28,922	26,113
Trade payables	27	7,822	7,236
Other payables	28	6,318	6,128
		68,998	**58,965**
Deferred income	29	**322**	**333**
Total equity and liabilities		**119,136**	**108,896**

DEVELOPMENT OF SHAREHOLDERS' EQUITY

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment	of which reserve for cash flow hedges	Accumulated profits	Total
at January 1, 2002	**1,087**	**4,415**	**14,546**	**−72**	**−113**	**3,947**	**23,995**
Capital increase	2	36	–	–	–	–	38
Net profit for the period	–	–	–	–	–	2,597	2,597
Allocation to reserves	–	–	871	–	–	−871	–
Dividend payments	–	–	–	–	–	−509	−509
Other changes	–	–	−1,512	−1,417	−76	25	−1,487
at December 31, 2002	**1,089**	**4,451**	**13,905**	**−1,489**	**−189**	**5,189**	**24,634**
at January 1, 2003	**1,089**	**4,451**	**13,905**	**−1,489**	**−189**	**5,189**	**24,634**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	1,118	1,118
Allocation to reserves	–	–	814	–	–	−814	–
Dividend payments	–	–	–	–	–	−539	−539
Other changes	–	–	−548	−723	229	−235	−783
at December 31, 2003	**1,089**	**4,451**	**14,171**	**−2,212**	**40**	**4,719**	**24,430**

Explanatory notes for capital and reserves are provided in note 23.

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP
FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2003

million €	2003	2002
Cash and cash equivalents at beginning of period	**2,987**	**4,285**
Profit before tax	1,529	3,986
Income taxes paid	–987	–1,376
Depreciation of tangible and intangible assets*	5,338	4,898
Amortization of capitalized development costs	1,546	980
Depreciation of financial assets*	6	4
Depreciation of leasing and rental assets*	1,508	1,418
Change in provisions	885	968
Loss on disposal of non-current assets	76	176
Share of retained earnings of Group companies accounted for using the equity method	–72	–303
Other expenses/income not affecting cash flow	–442	106
Change in inventories	–1,109	–921
Change in receivables (excluding financial services)	–494	–660
Change in liabilities (excluding borrowings)	933	1,184
Cash flows from operating activities	**8,717**	**10,460**
Acquisition of tangible and intangible assets	–6,727	–6,827
Additions to capitalized development costs	–2,160	–2,460
Acquisition of subsidiaries and other investments	–356	–181
Investments in other financial assets	–67	–78
Changes in leasing and rental assets (excluding depreciation)	–2,963	–3,205
Change in financial services receivables	–3,766	–3,649
Proceeds from disposal of non-current assets (excluding leasing and rental assets)	229	384
Cash flows from investing activities	**–15,810**	**–16,016**
Net cash flow	**–7,093**	**–5,556**
Change in investments in securities	229	–232
Investing activities including investments in securities	**–15,581**	**–16,248**
Capital contributions	–	38
Dividends paid	–539	–509
Other changes in equity	–3	–5
Take-up of bonds	14,850	9,285
Repayment of bonds	–3,871	–1,598
Change in other borrowings	954	–2,727
Finance lease payments	–27	–22
Change in loans to Group companies	59	161
Cash flows from financing activities	**11,423**	**4,623**
Cash flows from changes to the scope of consolidation	77	27
Cash flows from exchange rate changes	–87	–160
Change in cash and cash equivalents	**4,549**	**–1,298**
Cash and cash equivalents at end of period	**7,536**	**2,987**
Cash and cash equivalents	7,536	2,987
Securities and loans	3,652	3,837
Gross liquidity	**11,188**	**6,824**
Total third-party borrowings	–54,858	–45,602
Net liquidity	**–43,670**	**–38,778**

* Offset against impairment reversals.

Explanatory notes on the cash flow statement are provided in note 30.

NOTES TO THE FINANCIAL STATEMENTS OF THE VOLKSWAGEN GROUP FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

GENERAL

Volkswagen AG has published its 2003 consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All mandatory requirements of the International Accounting Standards Board (IASB) were complied with. The previous year's figures are also based on those standards. The financial statements give a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group.

The consolidated financial statements were drawn up in Euros. Unless otherwise stated, all amounts are quoted in millions of Euros (million €).

The income statement was produced in accordance with the internationally accepted cost of sales method.

Preparation of the consolidated financial statements in accordance with the pronouncements of the IASB requires assumptions regarding a number of line items that affect the amounts entered in the consolidated balance sheet and income statement as well as the disclosure of contingent assets and liabilities.

The conditions laid down in Section 292a of the German Commercial Code (HGB) for exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law are met. Assessment of the said conditions is based on German Accounting Standard No. 1 (DRS 1) published by the German Accounting Standards Committee. In order to ensure equivalence with consolidated financial statements produced in accordance with German commercial law, all disclosures and explanatory notes required by German commercial law beyond the scope of those required by IFRS are published.

ACCOUNTING, VALUATION AND CONSOLIDATION METHODS THAT DIFFER FROM THE GERMAN COMMERCIAL CODE

- In accordance with IAS 38, development costs are capitalized as intangible assets provided it is likely that the manufacture of the developed products will be of future economic benefit to the Volkswagen Group.
- Pension provisions are determined according to the Projected Unit Credit Method as set out in IAS 19, taking account of future salary and pension increases.
- Provisions for deferred maintenance are not permitted.
- Medium- and long-term provisions are shown at their present value.

- Securities are generally recorded at their fair value, even if this exceeds cost, with the corresponding effect in the income statement.
- Deferred taxes are determined according to the balance sheet liability method. For losses carried forward, deferred tax assets are recognized, provided it is likely that they will be usable.
- Derivative financial instruments are recognized at their fair value, even if it exceeds cost. Gains and losses arising from the valuation of financial instruments serving to hedge future cash flows are recognized by way of a special reserve in equity. The profit or loss from such contracts is recorded in the income statement on the corresponding due date. In contrast, gains and losses arising from the valuation of derivative financial instruments used to hedge balance sheet items are recorded in the income statement immediately.
- Treasury shares are offset against capital and reserves.
- Receivables and payables denominated in foreign currencies are valued at the middle rate on the balance sheet date, and not according to the imparity principle.
- Minority interests of shareholders from outside the Group are shown separately from capital and reserves.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, whose registered office is in Wolfsburg under HRB 1200 (commercial register page), the consolidated Group companies comprise all major companies for which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). Consolidation begins at the point in time at which control is first possible, and ends when such control is no longer possible.

Subsidiaries whose business is dormant or low in volume, and that are of only minor importance in determining a true picture of the net assets, financial position and earnings performance of the Volkswagen Group, are not consolidated. They are recognized in the consolidated financial statements at the lower of cost or fair value. The total capital and reserves of these subsidiaries amounts to 0.8 % (previous year: 0.7 %) of Group capital and reserves. The total profit after tax of the said companies amounts to 0.6 % (previous year: 0.1 %) of the profit after tax of the Volkswagen Group.

Companies where Volkswagen AG is able, directly or indirectly, to exert significant influence over financial and commercial policy decisions (associates), as well as joint ventures, are accounted for using the equity method, unless they are of only minor importance. Joint ventures also include companies where the Volkswagen Group holds the majority of voting rights, but for which the articles of association or partnership agreements stipulate that important decisions can only be made on a unanimous voting basis (Minority Protection).

The following values are attributable to the Group based on its proportionate share in joint venture companies:

million €	2003	2002
Non-current assets	840	853
Current assets	4,257	2,150
Liabilities	3,199	1,093
Expenses	5,042	3,687
Income	5,648	4,288

The composition of the Volkswagen Group is presented in the following table:

	2003	2002
Volkswagen AG and fully consolidated subsidiaries		
Germany	49	39
abroad	149	137
Subsidiaries carried at cost		
Germany	40	45
abroad	90	94
Associates and joint ventures		
Germany	33	38
abroad	45	33
	406	**386**

In the course of the financial year, primarily through the contribution of its shares in seven associates and two formerly fully consolidated companies, Volkswagen AG acquired a controlling majority interest in the newly established Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal. With the consent of the European Commission on July 29, 2003 as part of its Merger Control procedure, the preconditions were met for the establishment of the company on September 15, 2003, and thus its inclusion in the consolidated financial statements of the Group with effect from October 1, 2003. The consolidation of this company has brought the Volkswagen Group cash and cash equivalents totalling 31 million €.

In the past financial year the number of fully consolidated subsidiaries changed because of the first-time consolidation of 15 German and 14 foreign companies, the merger of three German companies and one foreign company, and the final consolidation of two German companies and one foreign company. This change has no effect on the comparability of the consolidated financial statements.

The joint venture Pon Financial Services B.V., The Netherlands, was purchased for 150 million € with effect from July 1, 2003.

The consolidated financial statements also include special securities funds and other special purpose entities whose net assets are attributable to the Group in commercial terms.

The major companies of the Volkswagen Group are listed at the end of the notes to the consolidated financial statements. A list detailing all investments held by the Volkswagen Group is deposited in the Wolfsburg register of companies under HRB 1200 (commercial register page). It can also be obtained direct from Volkswagen AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, 38436 Wolfsburg, Germany.

The following fully consolidated German subsidiaries are exempted by their inclusion in the Group's consolidated financial statements from their obligation to produce financial statements in accordance with Section 264 subsection 3 or Section 264 b of the German Commercial Code (HGB):

- Auto 5000 GmbH, Wolfsburg
- AutoVision GmbH, Wolfsburg
- Automobilmanufaktur Dresden GmbH, Dresden
- Bugatti Engineering GmbH, Wolfsburg
- quattro GmbH, Neckarsulm
- Volkswagen Gebrauchtfahrzeughandels und Service GmbH, Hanover
- VW Kraftwerk GmbH, Wolfsburg
- Volkswagen Sachsen GmbH, Zwickau
- Volkswagen Sachsen Immobilienverwaltungs GmbH, Zwickau
- VOLKSWAGEN Synko GmbH, Wolfsburg
- VOTEX GmbH, Dreieich
- EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg
- Volkswagen Transport GmbH & Co. OHG, Wolfsburg
- Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal
- VW Wohnungs GmbH & Co. KG, Wolfsburg

CONSOLIDATION PRINCIPLES

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are stated in accordance with the uniform accounting and valuation methods used within the Volkswagen Group. In the case of companies accounted for using the equity method, the same accounting and valuation methods are applied to determine the proportionate capital and reserves based on the last audited financial statements of each company.

In the case of subsidiaries consolidated for the first time, assets and liabilities are valued at their fair value at the time of acquisition. Where the cost of the investment exceeds the Group share of the capital and reserves of the company concerned the goodwill arising is capitalized. Differences between the fair value and book value of the assets and liabilities acquired are depreciated or released with those assets and liabilities. Capitalized goodwill is amortized over its expected useful life using the straight line method. Where negative goodwill balances need to be spread, they are deducted from assets and released over their expected useful lives.

Receivables and payables, and expenses and income between consolidated companies are eliminated on consolidation. Group inventories and non-current assets are adjusted to take account of unrealized results. Deferred taxes in respect of consolidation transactions chargeable to the income statement are recognized, with deferred tax assets and liabilities being offset where taxes are levied by the same tax authority and relate to the same tax period.

The consolidation principles and accounting and valuation methods applied in the previous year were retained.

TRANSLATION OF CURRENCIES

Transactions in foreign currency are translated in the separate financial statements of Volkswagen AG and its consolidated subsidiaries at the rates prevailing on the date when they occur. Foreign currency monetary items are recorded in the balance sheet applying the middle rate on the balance sheet date. Foreign exchange gains and losses are recognized in the income statement.

Companies belonging to the Volkswagen Group outside Germany are generally autonomous entities whose financial statements are converted into Euros based on the functional currency concept. Asset and liability items are converted at the rate prevailing on the balance sheet date, while capital and reserves are converted at historical rates. The resultant exchange differences are not recorded in the income statement until disposal of the subsidiary concerned, and are shown as separate items in capital and reserves.

Income statement items are converted into Euros at weighted average rates. The rates applied are presented in the following table:

		Balance sheet Middle rate on Dec 31		Income statement Average rate	
	1 € =	2003	2002	2003	2002
Argentina	ARS	3.7044	3.5268	3.3365	2.9779
Australia	AUD	1.6802	1.8556	1.7380	1.7362
Brazil	BRL	3.6486	3.7050	3.4768	2.7889
Great Britain	GBP	0.7048	0.6505	0.6919	0.6287
Japan	JPY	135.0500	124.3900	130.9390	118.0613
Canada	CAD	1.6234	1.6550	1.5817	1.4827
Mexico	MXN	14.1497	10.9589	12.2118	9.1499
Poland	PLN	4.7019	4.0001	4.3962	3.8532
Russia	RUR	36.9364	33.5060	34.6626	29.6670
Sweden	SEK	9.0800	9.1528	9.1241	9.1528
Switzerland	CHF	1.5579	1.4524	1.5207	1.4673
Slovak Republic	SKK	41.1700	41.5030	41.4860	42.6779
South Africa	ZAR	8.3276	9.0094	8.5256	9.8992
Czech Republic	CZK	32.4100	31.5770	31.8418	30.8183
USA	USD	1.2630	1.0487	1.1308	0.9448
People's Republic of China	CNY	10.4535	8.6832	9.3592	7.8198

ACCOUNTING AND VALUATION PRINCIPLES

Intangible assets

Intangible assets acquired for a consideration, primarily software, are capitalized at cost and amortized over their three-year useful life using the straight line method. In accordance with IAS 38, research costs are recognized as expenses when incurred.

Development costs for future products and other internally developed intangible assets are capitalized at purchase or production cost, provided the manufacture of the products is likely to bring the Volkswagen Group an economic benefit. If the conditions for capitalization are not met, the expenses are charged to the income statement in the year in which they are incurred.

Purchase or production costs include all costs directly attributable to the development process as well as appropriate portions of development-related overheads. Financing costs are not capitalized. The costs are amortized using the straight line method as from start of production over the scheduled life cycle of the models developed or component units – generally between 5 and 10 years.

Amortization charged during the year has been allocated under the relevant line items in the income statement.

Goodwill arising from consolidation is amortized using the straight line method over its expected useful life of between 5 and a maximum of 15 years. Similarly, negative goodwill arising is released over its expected useful life.

Amortization of capitalized goodwill is recognized as part of other operating expenses, while release of negative goodwill is included in other operating income.

Intangible asset impairments are recognized in accordance with IAS 36, if the recoverable amount arising from the use of the asset concerned has fallen below the carrying amount.

Tangible assets

Tangible assets are valued at purchase or production cost less depreciation and – where necessary – impairments. Investment grants are generally deducted from cost. Cost is determined on the basis of the direct costs as well as proportionate material and production overheads, including depreciation. The cost of repairs and interest on borrowings are recorded as current expenses. Tangible assets are depreciated using the straight line method over their expected useful lives.

Depreciation is based mainly on the following useful lives:

USEFUL ECONOMIC LIVES

	Useful life
Buildings	25 to 50 years
Site improvements	10 to 18 years
Technical equipment and machinery	6 to 12 years
Other equipment, factory and office equipment, including special tools	3 to 15 years

Impairment of tangible assets is recognized in accordance with IAS 36, when the value in use and the net selling price of the asset concerned have fallen below the carrying amount. If the reasons for impairments carried out in previous years no longer apply, the impairments are reversed accordingly.

In relation to the use of leased tangible assets, the conditions for classification as a finance lease as set out in IAS 17 are met if all major risks and rewards associated with ownership have been transferred to the Group company concerned. In such cases the tangible assets concerned are capitalized at purchase or production cost or at the present value of the minimum lease payments (if lower) and depreciated using the straight line method according to the asset's useful life, or over the term of the lease if this is shorter. The payment obligations arising from the future lease instalments are discounted and recorded as a liability on the balance sheet.

Where consolidated companies are the lessees of assets under operating leases, lease instalments and rental payments are recorded directly as expenses in the income statement.

Financial instruments

Financial instruments are contracts that give rise to a financial asset in one company and a financial liability or in an equity instrument in another. The regular purchase or sale of financial instruments is accounted for on the settlement date – that is, on the date on which the asset is delivered.

IAS 39 subdivides financial assets into the following categories: financial asset or liability held for trading purposes; held-to-maturity investments; loans and receivables originated by the enterprise; and available-for-sale financial assets.

Certain hedging instruments used by the Volkswagen Group on the basis of commercial criteria to hedge against interest or exchange rate or price changes, but not meeting the strict criteria of IAS 39, are classified as financial assets or liabilities held for trading purposes. They include interest limiting instruments, options or portfolio hedges and commodity-based options. External interest rate hedges subsequently eliminated in the consolidated financial statements are also assigned to this category, if they are entered into in respect of loans between Group companies.

Financial instruments are accounted for in the balance sheet at amortized cost or at fair value.

The amortized cost of a financial asset or liability is the amount

- at which a financial asset or liability is valued when first recognized
- minus any repayments
- minus any write-down for impairment or uncollectability
- plus or minus the cumulative spread of any difference between the original amount and the amount repayable at maturity (premium), distributed using the effective interest method rather than the straight line method over the term of the financial asset or liability.

In relation to short-term receivables and payables, the amortized costs generally correspond to the nominal or repayment amount.

The fair value generally corresponds to the market value. If no active market exists, the fair value is determined using financial mathematics methods, such as by discounting the future cash flows at the market interest rate or using recognized option price models, and checked by confirmations from the banks that handle the transactions.

Primary financial instruments

Loans granted and receivables and liabilities as well as held-to-maturity investments are valued at amortized cost, unless connected with hedge instruments. These include in particular:

- loans and securities,
- receivables from financing business,
- trade receivables and payables,
- short-term other receivables and assets and liabilities, and
- short- and long-term financial liabilities.

Available-for-sale financial assets are recognized at fair value. These represent both non-current and current asset securities. Changes in the fair value are reflected in the income statement.

Shares in subsidiaries and other investments are also classified as available-for-sale financial assets. They are, however, generally shown at cost, since for those companies no active market exists and fair values cannot be reliably ascertained without unreasonable commitment of time and expense. Fair values are recognized if there are indicators that the fair value is less than cost.

Derivative financial instruments/hedge accounting

Volkswagen Group companies deploy derivative financial instruments to hedge balance sheet items and future cash flows.

In the case of hedging against the risk of change in value of balance sheet items (fair value hedges), both the hedge transaction and the hedged risk portion of the underlying transaction are recognized at fair value. Valuation changes are recorded in the income statement.

In the case of hedging of future cash flows (cash flow hedges), the hedge instruments are also valued at fair value. Changes in valuation are initially recognized in a special reserve and not recorded in the income statement, and are only recorded in the income statement later when the cash flow occurs.

Leasing and rental assets

Vehicles leased out under operating leases are capitalized at purchase or production cost and depreciated using the straight line method over the term of the lease down to their estimated residual value.

Real estate and buildings held in order to obtain rental income (investment property) are recognized at amortized cost, with useful lives in keeping with those of the tangible assets used by the Company itself.

Inventories

Under inventories, raw material and supplies, merchandise and work in progress and self produced finished goods are valued at purchase or production cost. Production cost includes the direct costs and an appropriate apportionment of the necessary material and production overheads, as well as production-related depreciation directly attributable to the production process. Administrative expenses are recognized to the extent that they are attributable to production. Interest on borrowings is not capitalized. Inventories are valued at net realizable value where this is lower than cost at the balance sheet date. The valuation of homogenous inventories is derived using the weighted average cost method.

Receivables from finance leases

As a lessor – generally of vehicles – in the case of finance leases, i.e. where essentially all risks and rewards in connection with ownership are transferred to the lessee, a receivable in the amount of the net investment in the lease is recognized.

Other receivables and assets

Other receivables and assets are recognized at amortized cost. Discernible specific risks and general credit risks are taken into account by means of appropriate value adjustments.

Deferred taxes

Deferred taxes arise from all temporary differences between the values recognized for tax purposes and those on the consolidated balance sheet. Deferred taxes from losses carried forward are also recognized, provided it is likely that they will be usable.

Deferred tax liabilities and assets are made in the amount of the expected tax burden or tax relief, as appropriate, over the following financial years, based on the rate of tax applicable at the time of realization. Tax consequences of dividend payments are not taken into account until the resolution on appropriation of earnings available for distribution is passed.

Deferred tax assets that are unlikely to be realized within a clearly predictable period are subject to value adjustments.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

Pension provisions

Actuarial valuation of pension provisions is based on the Projected Unit Credit Method in respect of post-employment benefits in accordance with IAS 19. The valuation is not only based on pension payments as known at the balance sheet date, but also includes future increases in salary and pensions.

Provisions for taxes

Tax provisions include obligations resulting from current taxes on income. Deferred taxes are shown in separate items of the balance sheet and income statement.

Other provisions

In accordance with IAS 37, provisions are created where a present obligation exists to third parties as a result of a past event; where a future outflow of resources is probable; and where a reliable estimate of that outflow can be made.

Provisions not resulting in an outflow of resources in the immediate year following are recognized at their settlement value discounted as per the balance sheet date. Discounting is based on market interest rates. The settlement value also includes the cost increases to be taken into account on the balance sheet date.

Provisions are not offset against claims for recourse.

Liabilities

Short-term liabilities are recognized at their repayment or settlement value. Long-term liabilities are recorded on the balance sheet at amortized cost. Differences between historical cost and the repayment amount are taken into account by means of the effective interest method.

Liabilities from finance leases are shown at the present value of the leasing instalments.

Realization of income and expenses

Sales revenue and other operating income are recognized only when the relevant service has been rendered or the goods delivered, i.e. when the risk has been transferred to the customer.

Income from assets for which a Group company has a buy-back obligation are only realized when the assets have definitively left the Group. Up to that point they are recognized in the balance sheet under inventories.

Cost of sales includes the costs incurred to generate the sales revenues and the cost of goods purchased for resale. This item also includes the costs of creating warranty provisions.

Research and development costs not eligible for capitalization in the period are likewise shown under cost of sales.

Distribution costs include personnel and material costs and depreciation applicable to the sales function, as well as the costs of shipping, advertising, sales promotion, market research and customer service.

Administrative expenses include personnel costs and overheads as well as the depreciation applicable to administrative functions.

Government grants are generally deducted from the cost of the relevant assets.

No personnel expenditure is recognized in respect of the issue of convertible bonds to employees with the right to purchase shares in Volkswagen AG.

Other taxes (175 million €, previous year: 204 million €) are allocated to the appropriate line items in the income statement.

Dividend income is generally recognized on the date on which the dividend is legally approved.

SEGMENTAL REPORTING BY DIVISION

	Automotive		Financial Services		Consolidation		Volkswagen Group	
million €	2003	2002	2003	2002	2003	2002	2003	2002
Sales to third parties	76,746	77,503	10,407	9,445	–	–	87,153	86,948
Inter-segment sales	786	470	16	14	−802	−484	–	–
Segment sales	77,532	77,973	10,423	9,459	−802	−484	87,153	86,948
Finance revenue	27	24	3,474	3,645	−443	−380	3,058	3,289
Segment revenue	77,559	77,997	13,897	13,104	−1,245	−864	90,211	90,237
Operating profit	824	3,875	894	721	62	165	1,780	4,761
Share of profits and losses of Group companies accounted for using the equity method	502	508	9	26	–	–	511	534
Cash flows from operating activities	6,796	8,065	2,403	2,235	−482	160	8,717	10,460
Segment assets	70,108	61,726	51,096	48,737	−7,551	−6,998	113,653	103,465
Investments in Group companies accounted for using the equity method	3,166	3,354	194	43	–	–	3,360	3,397
Segment liabilities	53,603	44,740	46,620	44,153	−9,406	−8,663	90,817	80,230
Investments in tangible and other intangible assets	6,589	6,730	138	97	–	–	6,727	6,827
Capitalized development costs	2,160	2,460	–	–	–	–	2,160	2,460
Investments in leasing and rental assets	49	3	6,926	6,908	–	–	6,975	6,911
Cash flows from investing activities according to cash flow statement	9,031	9,121	7,008	6,798	−229	97	15,810	16,016

SEGMENTAL REPORTING BY MARKET 2003

million €	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Conso- lidation	Total
Sales to third parties	26,163	35,825	14,632	2,813	1,133	6,587	–	87,153
Investments in tangible and other intangible assets	4,391	1,560	501	166	81	12	16	6,727
Segment assets	67,131	38,853	18,154	3,219	459	2,255	–16,418	113,653

SEGMENTAL REPORTING BY MARKET 2002

million €	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Conso- lidation	Total
Sales to third parties	23,874	36,365	17,277	3,333	951	5,148	–	86,948
Investments in tangible and other intangible assets	4,555	1,794	327	250	62	27	–188	6,827
Segment assets	57,657	33,073	18,896	3,338	351	2,111	–11,961	103,465

The internal organizational and management structure and the internal reporting procedures to the Board of Management and the Supervisory Board form the basis for determining the primary format of segmental reporting within the Volkswagen Group, with the two divisions: Automotive and Financial Services. The secondary reporting format is geographically based.

Business transactions between the companies within the segments of the Volkswagen Group are, as a matter of principle, based on the same prices as are agreed with third parties.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

million €	2003	2002
Volkswagen passenger cars	31,635	34,813
Audi	18,003	17,558
SEAT passenger cars	4,719	4,766
Škoda passenger cars	4,407	4,432
Bentley/Rolls-Royce	143	234
Other passenger cars	824	809
Total passenger cars	**59,731**	**62,612**
Commercial vehicles	4,124	4,296
Genuine parts	6,078	5,829
Rental and leasing business	10,479	9,431
Other sales	6,741	4,780
	87,153	**86,948**

For segmental reporting, the sales revenue of the Group is presented by division and market.

> 2 GROSS PROFIT FINANCIAL SERVICES DIVISION

million €	2003	2002
Interest income from dealer financing	396	419
of which from subsidiaries	2	1
Interest income from customer financing	1,484	1,588
Interest income from direct banking business	18	17
Other interest and similar income	56	71
of which from subsidiaries	4	2
Income from finance leases	849	962
Income from fixed-interest securities/loans	0	0
Interest expenses from direct banking business	168	167
Other interest and similar expenses	1,374	1,652
of which to subsidiaries	6	10
	1,261	**1,238**

> 3 OTHER OPERATING INCOME

million €	2003	2002
Reversal of value adjustments to receivables and other assets	213	186
Reversal of provisions and accruals	934	572
Income from realized foreign currency hedging derivatives	536	302
Foreign exchange gains	683	835
Income from sale of promotional material	185	223
Income from rebilling	523	591
Insurance broking commissions	222	209
Other income from the Financial Services Division	46	37
Income from investment property	74	72
Income from the release of negative goodwill	7	4
Other operating income	980	1,106
	4,403	**4,137**

Foreign exchange gains mainly comprise gains from changes in exchange rates between the dates of recognition and payment of receivables and liabilities denominated in foreign currencies as well as exchange rate gains resulting from valuation at the rate prevailing on the balance sheet date. Foreign exchange losses from these items are shown under other operating expenses.

> 4 OTHER OPERATING EXPENSES

million €	2003	2002
Value adjustments against receivables and other assets	749	806
Realized losses from derivative currency hedging instruments	283	157
Foreign exchange losses	721	972
Expenses from rebilling	115	164
Amortization of goodwill	133	143
Other operating expenses	1,162	1,417
	3,163	**3,659**

> 5A SHARE OF PROFITS AND LOSSES OF GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

million €	2003	2002
Share of profits of Group companies accounted for using the equity method	626	631
of which from: joint ventures	551	571
associates	75	60
Share of losses of Group companies accounted for using the equity method	115	97
of which from: joint ventures	23	4
associates	92	93
	511	**534**

> 5B OTHER INCOME FROM INVESTMENTS

million €	2003	2002
Income from result transfer agreements	5	6
Expenses from result transfer agreements	1	2
Other income from investments	19	15
of which from: subsidiaries	16	14
other investments	3	1
Other expenses from investments	55	7
of which from: subsidiaries	2	5
other investments	53	2
	–32	**12**

> 6A INTEREST RESULT

million €	2003	2002
Income from securities and loans	133	128
of which from subsidiaries	1	0
Other interest and similar income	292	390
Other interest and similar expenses	695	608
Income from valuation at fair value of ineffective hedging derivative financial instruments	299	43
Income from valuation at fair value of hedged assets and liabilities	319	189
Expenses from valuation at fair value of ineffective hedging derivative financial instruments	118	1
Expenses from valuation at fair value of hedged assets and liabilities	92	608
Interest charge included in leasing instalments	13	11
	125	**–478**

Income and expenses from hedged items and the related hedging derivative financial instruments, in the sense of IAS 39, are recorded net under expenses and income from the valuation at fair value of ineffective hedging derivative financial instruments.

> 6B OTHER FINANCIAL RESULT

million €	2003	2002
Accumulation of pension provisions	–704	–681
Accumulation of other provisions	–151	–162
	–855	**–843**

> 7 INCOME TAX EXPENSE

COMPONENTS OF TAX EXPENDITURE

million €	2003	2002
Current tax expenditure, Germany	365	881
Current tax expenditure, abroad	299	547
Current tax expenditure	**664**	**1,428**
of which prior period	53	45
Income from reversal of tax provisions	**–41**	**–59**
Current taxes on income	**623**	**1,369**
Deferred tax income/expenditure, Germany	–223	53
Deferred tax expenditure/income, abroad	11	–33
Deferred tax income/expenditure	**–212**	**20**
Income tax expense	**411**	**1,389**

The statutory corporation tax rate for the 2003 tax year was 26.5 % because of the legislation relating to solidarity with flood victims enacted in the previous year. This resulted in tax expenditure of 39.7 % (including state trade tax). From the 2004 tax year the tax rate of 25 % (plus a 5.5 % "solidarity surcharge") applies once again. Consequently, deferred taxes of German Group companies reversing in the financial year 2003 were valued as per December 31, 2002 at a tax rate of 39.7 % (including state trade tax), whereas the other deferred taxes of German Group companies were valued at a tax rate of 38.3 % (including state trade tax). In the financial year 2003 deferred taxes were valued at a general tax rate of 38.3 %. The local income tax rates applied for companies outside Germany vary between 10.2 and 42.0 %. In the case of split tax rates, the tax rate applicable to undistributed profits is applied.

The realization of tax relief in respect of losses carried forward from previous years resulted in a reduction in current taxes on income in 2003 of 81 million € (previous year: 96 million €).

Previously unused losses carried forward amounted to 2,916 million € (previous year: 2,197 million €). Losses carried forward amounting to 1,287 million € (previous year: 1,766 million €) can be used over an unlimited period of time, while 1,619 million € (previous year: 431 million €) must be used within the next 10 years. It was estimated that losses carried forward of 530 million € (previous year: 138 million €) will not be usable.

The increase in unused losses carried forward results primarily from the use of special depreciation for tax purposes in the USA and the tax results of the Brazilian companies.

Deferred tax was provided for in the case of subsidiary income that was tax free in the past, based on specific local regulations, and for which a lapse in the temporary tax exemption has become foreseeable because of tax law passed during the financial year. Tax benefits totalling 200 million € (previous year: 0 million €) were recognized because of tax credits awarded by various countries to compensate for the loss of tax relief where the amount was unlimited.

Deferred tax income resulting from changes in tax rates totalled 44 million € (previous year: income amounting to 3 million €).

33 million € (previous year: 65 million €) of the deferred tax balance recorded on the balance sheet relate to transactions which directly reduced (previous year: increased) capital and reserves.

If taxed and untaxed components of capital and reserves were to be fully distributed as dividends, there would be a claim for corporate income tax reduction of 1,173 million € (previous year: 1,101 million €) not recorded on the balance sheet. The increased claim relates to the German Tax Relief Reduction Act passed in April 2003, by virtue of which no reduction of corporation tax is allowed against dividends for the financial year 2002 paid after April 11, 2003. Also as a result of the German Tax Relief Reduction Act passed in April 2003, the proposed dividend for the financial year 2003 will entail no tax relief (previous year: 75 million €).

The following deferred tax assets and liabilities recorded on the balance sheet are attributable to differences in recognition and valuation of the various balance sheet items concerned and to tax losses carried forward:

million €	Deferred tax assets 2003	2002	Deferred tax liabilities 2003	2002
Intangible assets	76	51	2,640	2,523
Tangible assets and leasing and rental assets	3,828	3,472	2,767	2,512
Financial assets	214	177	77	76
Inventories	150	152	164	328
Receivables and other assets (including Financial Services Division)	587	259	3,764	3,460
Other current assets	143	178	12	3
Pension provisions	1,022	957	1	1
Other provisions	1,464	1,604	8	8
Liabilities	754	637	621	351
Tax losses carried forward	991	717	–	–
Value adjustments against deferred tax assets	–214	–108	–	–
Gross value	**9,015**	**8,096**	**10,054**	**9,262**
of which long-term	6,426	5,566	7,465	6,689
Offset	8,020	7,089	8,020	7,089
Consolidation	520	438	438	385
Balance sheet amount	**1,515**	**1,445**	**2,472**	**2,558**

IAS 12 stipulates that deferred tax assets and liabilities should be offset if, and only if, they relate to income taxes levied by the same taxation authority and relate to the same tax period.

The tax expenditure shown for the year 2003 of 411 million € (previous year: 1,389 million €) was 196 million € (previous year: 138 million €) less than the expected tax expenditure of 607 million € which would have resulted from application of a tax rate applicable to undistributed profits of 39.7 % to the profit before tax of the Group.

RECONCILIATION OF EXPECTED INCOME TAX EXPENSE TO INCOME TAX EXPENSE RECOGNIZED

million €	2003	2002
Profit before tax	1,529	3,986
Expected income tax expense (tax rate 39.7 %; previous year: 38.3 %)	**607**	**1,527**
Reconciliation:		
Effect of different tax rates outside Germany	–166	–247
Proportion of expected taxation relating to:		
income not subject to tax	–174	–99
expenses not deductible for tax purposes	287	280
temporary differences and losses for which no deferred taxes were recognized	54	–13
Tax credits	–201	–124
Prior-period current tax expense	56	54
Effect of tax rate changes	–44	–3
Other taxation effects	–8	14
Income tax expense recognized	**411**	**1,389**
Effective tax rate (%)	26.9	34.9

> 8 PROFIT AFTER TAX

Income in the amount of 1,616 million € (previous year: 1,231 million €) and expenses in the amount of 653 million € (previous year: 1,007 million €) are attributable to other financial years. The income is mainly included in other operating income, and relates primarily to income from the reversal of provisions and of receivables value adjustments as well as from tax refunds. The out-of-period expenses are for the most part included in cost of sales.

> 9 MINORITY INTERESTS

million €	2003	2002
Share of subsidiaries' profits due to minority interests	23	13
Share of subsidiaries' losses applicable to minority interests	0	0
	23	13

The profits due to minority shareholders are attributable primarily to shareholders in Volkswagen Original Teile Logistik GmbH & Co. KG and VW Versicherungs-vermittlungs-GmbH.

> 10 EARNINGS PER SHARE

The undiluted earnings per share are calculated by dividing the share in profit of the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares in issue during the financial year. A dilution of the earnings per share results from so-called potential shares. These include option rights that, however, only dilute earnings when they result in issue of shares at a value below the average market price of the share. There was no dilution effect, as the average price of the Volkswagen ordinary shares was below the conversion price for the exercise of conversion rights.

shares	Ordinary 2003	Ordinary 2002	Preferred 2003	Preferred 2002
Weighted average number of shares outstanding – undiluted	278,570,587	278,061,940	105,238,280	105,238,280
Potential ordinary shares with a diluting effect				
share option plan	–	–	–	–
option bonds	–	–	–	–
Weighted average number of shares outstanding – diluted	278,570,587	278,061,940	105,238,280	105,238,280

million €	2003	2002
Profit after tax	1,118	2,597
Minority interests	23	13
Net profit attributable to shareholders of Volkswagen AG	1,095	2,584
Undiluted earnings		
of which relating to: ordinary share	790	1,870
preferred share	305	714
Diluted earnings		
of which relating to: ordinary share	790	1,870
preferred share	305	714

€	2003	2002
Earnings per share – undiluted		
Ordinary share	2.84	6.72
Preferred share	2.90	6.78
Earnings per share – diluted		
Ordinary share	2.84	6.72
Preferred share	2.90	6.78

NOTES TO THE BALANCE SHEET

> 11 INTANGIBLE ASSETS

million €	Concessions, industrial and similar rights and licences in such rights	Goodwill/ negative goodwill	Capitalized costs for products in development	Capitalized develpoment costs for products currently in use	Other intangible assets	Payments on account	Total
Purchase/ production cost at January 1, 2003	**41**	**1,379**	**3,086**	**7,108**	**1,006**	**10**	**12,630**
Exchange differences	−4	−1	−51	−93	−19	0	−168
Group changes	0	4	–	–	11	–	15
Additions	8	47	1,613	547	136	50	2,401
Transfers	5	–	−1,949	1,951	16	−9	14
Disposals	1	4	0	866	57	0	928
at December 31, 2003	**49**	**1,425**	**2,699**	**8,647**	**1,093**	**51**	**13,964**
Amortization at January 1, 2003	**27**	**1,087**	**–**	**3,251**	**529**	**–**	**4,894**
Exchange differences	−3	−1	–	−54	−14	–	−72
Group changes	0	3	–	–	9	–	12
Amortization charge	8	131	–	1,235	167	–	1,541
Impairments	1	–	100	211	0	–	312
Transfers	0	–	–	–	0	–	0
Disposals	0	4	–	864	57	–	925
Reversal of impairments	–	–	–	–	–	–	–
at December 31, 2003	**33**	**1,216**	**100**	**3,779**	**634**	**–**	**5,762**
Net book amount at December 31, 2003	**16**	**209**	**2,599**	**4,868**	**459**	**51**	**8,202**
Net book amount at December 31, 2002	**14**	**292**	**3,086**	**3,857**	**477**	**10**	**7,736**

In the year under review negative goodwill totalling 8 million € was released. The remaining negative goodwill amounts to 25 million €.

Of the total research and development costs incurred in 2003, an amount of 2,160 million € met the criteria for capitalization as stipulated by IFRS.

The following amounts were charged to cost of sales:

million €	2003	2002
Research and non-capitalized development costs	1,980	1,911
Amortization of development costs	1,546	980
Research and development costs charged to the income statement	**3,526**	**2,891**

> 12 TANGIBLE ASSETS

million €	Land, land rights and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment and factory and office equipment	Payments on account and assets in the course of construction	Total
Purchase/production cost at January 1, 2003	**12,302**	**21,050**	**24,101**	**2,475**	**59,928**
Exchange differences	−177	−387	−319	−62	−945
Group changes	42	5	125	9	181
Additions	401	1,266	3,052	1,851	6,570
Transfers	277	737	913	−1,917	10
Disposals	43	674	1,161	67	1,945
at December 31, 2003	**12,802**	**21,997**	**26,711**	**2,289**	**63,799**
Depreciation at January 1, 2003	**5,425**	**14,167**	**17,494**	**0**	**37,086**
Exchange differences	−60	−249	−232	–	−541
Group changes	9	4	95	–	108
Depreciation charge	448	1,687	2,576	–	4,711
Impairments	7	115	206	–	328
Transfers	1	−2	−1	–	−2
Disposals	16	646	1,081	–	1,743
Reversal of impairments	–	–	0	–	0
at December 31, 2003	**5,814**	**15,076**	**19,057**	**0**	**39,947**
Net book amount at December 31, 2003	**6,988**	**6,921**	**7,654**	**2,289**	**23,852**
Net book amount at December 31, 2002	**6,877**	**6,883**	**6,607**	**2,475**	**22,842**
of which assets leased under finance lease contracts					
Book amount at December 31, 2003	160	–	33	–	193
Book amount at December 31, 2002	153	–	45	–	198

Options to purchase buildings and plant leased under the terms of finance leases usually exist, and are normally exercised. Interest rates on the leases vary between 2.8 and 11.0 %, according to the market and the respective agreement start dates. The future finance lease payments due, and their present values, are shown in the following table:

million €	2004	2005–2008	from 2009	Total
Finance lease payments	56	91	166	313
Interest element of finance lease payments	3	23	68	94
Present value of finance lease payments	**53**	**68**	**98**	**219**

For assets leased under operating leases, payments reflected in the income statement totalling 364 million € (previous year: 229 million €) were made in the current year.

> 13 INVESTMENTS IN GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER FINANCIAL ASSETS

million €	Shares in Group companies accounted for using the equity method	Shares in subsidiaries	Shares in other investments	Loans to subsidiaries	Loans to joint ventures, associates and other investments	Loans to other third parties	Long-term securities	Total
Cost at January 1, 2003	**3,708**	**263**	**141**	**24**	**29**	**259**	**4**	**4,428**
Exchange differences	-72	-5	0	-1	-1	-2	-1	-82
Group changes	3	7	0	3	–	0	0	13
Additions	738	47	10	6	6	54	12	873
Transfers	4	-4	–	-16	16	–	–	0
Disposals	600	61	0	10	0	36	1	708
Reversal of impairments	–	–	–	0	0	–	–	0
at December 31, 2003	**3,781**	**247**	**151**	**6**	**50**	**275**	**14**	**4,524**
Depreciation at January 1, 2003	**311**	**64**	**59**	**0**	**1**	**7**	**1**	**443**
Exchange differences	-1	-2	0	–	–	0	0	-3
Group changes	0	5	0	2	–	–	–	7
Depreciation charge	89	–	–	–	–	–	–	89
Impairments	22	2	1	0	1	1	–	27
Transfers	–	–	–	–	–	–	–	–
Disposals	–	3	0	2	–	0	0	5
Reversal of impairments	–	0	–	–	–	-1	–	-1
at December 31, 2003	**421**	**66**	**60**	**0**	**2**	**7**	**1**	**557**
Net book amount at December 31, 2003	**3,360**	**181**	**91**	**6**	**48**	**268**	**13**	**3,967**
Net book amount at December 31, 2002	**3,397**	**199**	**82**	**24**	**28**	**252**	**3**	**3,985**
Fair value at December 31, 2003				**6**	**48**	**268**	**13**	
Fair value at December 31, 2002				**24**	**28**	**252**	**3**	

The shares in companies accounted for using the equity method include joint ventures in the amount of 1,935 million € (previous year: 1,873 million €).

Of the loans to joint ventures, associates and other investments, 5 million € (previous year: 7 million €) relate to loans to joint ventures, subject to interest rates of up to 4.5 % (previous year: 4.5 %).

The major joint ventures and associates are detailed in the listing of major Group companies at the end of the notes to the consolidated financial statements.

The loans to third parties are subject to fixed interest rates up to 6.0 %.

> 14 LEASING AND RENTAL ASSETS

million €	Movable assets	Investment property	Total
Purchase/production cost			
at January 1, 2003	**9,878**	**601**	**10,479**
Exchange differences	-1,235	-23	-1,258
Group changes	139	8	147
Additions	6,915	60	6,975
Transfers	–	-24	-24
Disposals	5,283	3	5,286
at December 31, 2003	**10,414**	**619**	**11,033**
Depreciation			
at January 1, 2003	**1,882**	**152**	**2,034**
Exchange differences	-136	-1	-137
Group changes	29	1	30
Depreciation charge	1,430	11	1,441
Impairments	76	–	76
Transfers	–	1	1
Disposals	1,308	1	1,309
Reversal of impairments	-9	–	-9
at December 31, 2003	**1,964**	**163**	**2,127**
Net book amount at December 31, 2003	**8,450**	**456**	**8,906**
Net book amount at December 31, 2002	**7,996**	**449**	**8,445**

Included under leasing and rental assets are assets leased out under the terms of operating leases as well as investment property in accordance with IAS 40.

Investment property includes leased dealerships and apartments rented out, with a fair value of 847 million €. Operating costs totalling 57 million € were incurred for the maintenance of investment property in use. Expenses of 1 million € were incurred for unused investment property.

The following payments from non-cancellable leases and rental agreements are expected to be received over the coming years:

million €	2004	2005–2008	from 2009	Total
	1,236	1,542	20	2,798

> 15 INVENTORIES

million €	Dec 31, 2003	Dec 31, 2002
Raw materials and supplies	1,873	1,833
Work in progress	1,308	1,237
Finished goods and purchased merchandize	8,478	7,590
Payments on account	11	17
	11,670	**10,677**

Of the total inventories, 1,677 million € (previous year: 1,377 million €) is recognized at net realizable value. The value adjustment relative to the gross value totalled 246 million € (previous year: 224 million €).

> 16 FINANCIAL SERVICES RECEIVABLES

million €	within one year	Falling due after one year	Book value Dec 31, 2003	Fair value Dec 31, 2003	within one year	Falling due after one year	Book value Dec 31, 2002	Fair value Dec 31, 2002
Receivables from financing business								
customer financing	7,413	14,243	21,656	21,812	7,074	13,266	20,340	20,538
dealer financing	6,377	569	6,946	6,950	6,390	490	6,880	6,882
direct banking	36	–	36	36	28	–	28	28
	13,826	14,812	28,638	28,798	13,492	13,756	27,248	27,448
Other receivables due from operating lease business	200	–	200	200	196	–	196	197
Receivables from finance leases	4,499	6,028	10,527	10,520	4,229	5,839	10,068	10,076
	18,525	**20,840**	**39,365**	**39,518**	**17,917**	**19,595**	**37,512**	**37,721**

Long-term receivables from the customer financing business are subject to mainly fixed interest rates of between 4.5 and 30.0 %, depending on the respective market. They have terms of up to 72 months. The long-term portion of dealer financing is provided at interest rates of between 3.2 and 10.8 %, depending on country.

The receivables from customer and dealer financing are secured on vehicles or real estate according to group policy.

The receivables from dealer financing include an amount of 45 million € (previous year: 22 million €) receivable from subsidiaries.

Receivables from financial services agreements pledged against asset-backed securities are detailed in note 26 relating to current and non-current borrowings.

The receivables from finance leases – almost entirely in respect of vehicles – are expected to generate the following cash flows:

million €	2004	2005–2008	from 2009	Total
Future payments receivable from finance leases	4,949	6,623	6	11,578
Unearned finance income from finance leases (discounting)	–450	–601	0	–1,051
Book value of receivables from finance leases	4,499	6,022	6	10,527
Present value of unguaranteed residual values	170	11	–	181
Present value of minimum lease payments outstanding at the balance sheet date	**4,329**	**6,011**	**6**	**10,346**

Outstanding finance lease receivables are subject to value adjustments of 184 million €.

> 17 TRADE RECEIVABLES

million €	within one year	Falling due after one year	Book value Dec 31, 2003	within one year	Falling due after one year	Book value Dec 31, 2002
Trade receivables due from						
third parties	4,972	18	4,990	5,112	73	5,185
subsidiaries	174	1	175	219	2	221
joint ventures	188	–	188	260	–	260
associates	138	–	138	77	–	77
other companies in which an investment is held	6	–	6	4	–	4
	5,478	**19**	**5,497**	**5,672**	**75**	**5,747**

The fair values of the trade receivables correspond to the book values. Value adjustments totalling 142 million € (previous year: 139 million €) were made.

> 18 OTHER RECEIVABLES AND ASSETS

million €	within one year	Falling due after one year	Book value Dec 31, 2003	Fair value Dec 31, 2003	within one year	Falling due after one year	Book value Dec 31, 2002	Fair value Dec 31, 2002
Other receivables due from								
subsidiaries	31	–	31	31	88	6	94	92
joint ventures	465	158	623	624	493	25	518	518
associates	37	0	37	37	17	–	17	17
other companies in which an investment is held	1	–	1	1	1	–	1	1
Claims for refund of income taxes	449	3	452	452	213	0	213	213
Other claims in respect of taxes	1,325	36	1,361	1,361	1,113	80	1,193	1,193
Positive fair values of derivative financial instruments	675	477	1,152	1,152	337	309	646	646
Other assets	1,155	389	1,544	1,544	805	568	1,373	1,373
	4,138	**1,063**	**5,201**	**5,202**	**3,067**	**988**	**4,055**	**4,053**

Other assets include plan assets for the financing of post-employment benefits in the amount of 71 million € (previous year: 98 million €).

No material restrictions of title or right of use exist in respect of other receivables and assets. Risk of default is accounted for by means of value adjustments. A total of 292 million € (previous year: 287 million €) in value adjustments was recognized.

Short-term other receivables are predominantly non-interest-bearing.

The **derivative financial instruments** have the following **positive fair values:**

million €	Dec 31, 2003	Dec 31, 2002
Transactions for hedging against		
exchange risk from assets through fair value hedges	199	84
exchange risk from liabilities through fair value hedges	34	26
interest risk through fair value hedges	395	358
interest risk through cash flow hedges	14	3
exchange risk from future cash flows (cash flow hedges)	255	115
Hedging transactions	**897**	**586**
Assets arising from ineffective hedging derivatives	255	60
	1,152	**646**

Further details on derivative financial instruments as a whole are given in note 31 Financial instruments.

> 19 SECURITIES

The securities serve to safeguard liquidity. Securities classified as current assets are quoted, mainly short-term fixed-interest securities, and shares.

> 20 CASH AND CASH EQUIVALENTS

million €	Dec 31, 2003	Dec 31, 2002
Cash at banks	7,380	2,894
Cheques, cash on hand and funds payable on demand	156	93
	7,536	**2,987**

Cash at banks is held at various banks in different currencies.

> 21 DEFERRED TAX ASSETS

The deferred tax assets comprise future tax reliefs arising from temporary differences between the carrying amounts included in the consolidated financial statements and the tax balance sheet, estimated tax savings realisable over a clearly predictable period resulting from losses carried forward, and tax credits based on national legislation.

The development of the balance sheet item is presented under note 7 Income tax expense.

> 22 PREPAYMENTS AND DEFERRED CHARGES

	Dec 31, 2003		Dec 31, 2002	
million €	Total	of which falling due within one year	Total	of which falling due within one year
Deferred leasing commissions	81	67	94	81
Other items	196	38	179	12
	277	**105**	**273**	**93**

> 23 CAPITAL AND RESERVES

The subscribed capital of Volkswagen AG is denominated in Euros. The shares are bearer shares without nominal value. One share represents a share of 2.56 € of the Company's capital. As well as ordinary shares, there are preferred shares that entitle the bearer to a 0.06 € higher dividend than the ordinary shares but have no voting rights.

The **subscribed capital** is composed of 320,289,940 ordinary shares with no nominal value and 105,238,280 preferred shares, and totals 1,089 million € (previous year: 1,089 million €). There is also an authorized share capital of 400 million € expiring on June 1, 2004. Based on the resolution of the Annual General Meeting on June 7, 2001, further authorized share capital of up to 130 million €, expiring on June 6, 2006, was approved for the issue of new ordinary bearer shares.

There is additional **authorized share capital** of 100 million € for the issue of up to 39,062,500 ordinary and/or preferred shares. This conditional capital increase will only occur to the extent that the bearers of the option and convertible bonds to be issued up to June 1, 2004 exercise their conversion rights.

		Shares		€
	2003	2002	2003	2002
at January 1	425,528,220	424,708,360	1,089,352,243	1,087,253,402
Issued shares (option bonds)	0	819,860	0	2,098,841
at December 31	425,528,220	425,528,220	1,089,352,243	1,089,352,243

Of the ordinary shares, 41,719,353 were held by the 100% subsidiary Volkswagen Beteiligungs-Gesellschaft mbH at December 31, 2003.

SHARE OPTION PLAN

The Board of Management, with the consent of the Supervisory Board, utilized the authorization given by the Annual General Meeting on June 19, 1997 to implement a share option plan. For this purpose there is an authorized share capital of 66.9 million €. There is additional authorized share capital of 39.7 million € for the issue of ordinary shares based on the authorization given by the Annual General Meeting on April 16, 2002. This conditional capital increase will only occur to the extent that the bearers of the convertible bonds, issued on the basis of the authorization given by the Annual General Meeting to implement a share option plan, exercise their conversion rights.

The share option plan entitles the beneficiaries – the Board of Management, Group senior management and management, as well as employees of Volkswagen AG for whom remuneration is collectively agreed – to acquire options for the purchase of shares in Volkswagen AG based on their take-up of convertible bonds at a unit price of 2.56 €. Each bond is convertible into ten ordinary shares.

The share options are not accounted for until the date the option is exercised. The conversion price then received for the new shares is recorded in subscribed capital or the capital reserve as appropriate.

With the consent of the Supervisory Board, the Board of Management implemented the fifth tranche of the share option plan in financial 2003. The initial conversion price of the fifth tranche, reflecting the price of the Volkswagen share at the time the resolution was passed in 2003, was set at 36.54 € per Volkswagen ordinary share. It will increase in each of the following years by 5 percentage points. After a 24-month blocking period, the conversion rights can be exercised between July 12, 2005 and July 4, 2008. For the first conversion period starting from July 12, 2005 the conversion price will be 40.19 €.

The conversion prices and periods of the five tranches are shown in the following table:

CONVERSION PRICES AND PERIODS FOR EACH TRANCHE OF THE SHARE OPTION PLAN

in €	1st tranche	2nd tranche	3rd tranche	4th tranche	5th tranche
Base conversion price	69.48	41.82	59.43	51.52	36.54
Conversion price					
as from June 11, 2001	76.43				
as from October 31, 2001	79.90				
as from July 14, 2002		46.00			
as from publication of quarterly report as at September 30, 2002	83.38	48.09			
as from July 14, 2003			65.37		
as from publication of quarterly report as at September 30, 2003	86.85	50.18	68.34		
as from June 19, 2004				56.67	
as from publication of quarterly report as at September 30, 2004		52.28	71.32	59.25	
as from July 12, 2005					40.19
as from publication of quarterly report as at September 30, 2005			74.29	61.82	42.02
as from publication of quarterly report as at September 30, 2006				64.40	43.85
as from publication of quarterly report as at September 30, 2007					45.68
Beginning of conversion period	June 11, 2001	July 14, 2002	July 14, 2003	June 19, 2004	July 12, 2005
End of conversion period	June 4, 2004	July 6, 2005	July 6, 2006	June 11, 2007	July 4, 2008

The total value of the issued convertible bonds on December 31, 2003, at 2.56 € per convertible bond, was 6,885,061.12 € (= 2,689,477 bonds), entailing the right to purchase 26,894,770 ordinary shares. The liabilities from convertible bonds are recognized under other payables. In the financial year, 73,325 convertible bonds with a value of 187,712.00 € were returned by employees who have since left the Company. The development in the right to share options granted is shown in the following table:

DEVELOPMENT IN RIGHTS TO SHARE OPTIONS GRANTED (1ST TO 5TH TRANCHE)

	Nominal value of convertible bonds €	Number of conversion rights rights	Number of potential shares shares
at January 1, 2003	**6,126,515.20**	**2,393,170**	**23,931,700**
In financial year			
granted	946,257.92	369,632	3,696,320
exercised	–	–	–
returned	187,712.00	73,325	733,250
at December 31, 2003	**6,885,061.12**	**2,689,477**	**26,894,770**

RESERVES

million €	Dec 31, 2003	Dec 31, 2002
Capital reserve		
Premium on capital increases	4,232	4,232
Premium on issue of option bonds	219	219
	4,451	**4,451**
Revenue reserves		
Statutory reserve	31	31
Reserve for cash flow hedges	40	–189
Reserve for currency adjustment	–2,212	–1,489
Other revenue reserves	18,597	17,837
Bought-back shares	–2,285	–2,285
	14,171	**13,905**

The capital reserve comprises the premium totalling 4,232 million € on capital increases and the premium of 219 million € on the issue of option bonds.

284 million € was allocated to the reserve for cash flow hedges in the current period (previous year: 157 million €). 51 million € (previous year: 233 million €) was withdrawn from the reserve, with the corresponding effect on the income statement.

Dividend proposal

In accordance with Section 58 subsection 2 of the German Corporation Act (AktG), the dividend payment by Volkswagen AG is based on the accumulated profit shown in the financial statements of Volkswagen AG. Based on the financial statements of Volkswagen AG reserves of 413 million € are available for distribution. The Board of Management and Supervisory Board of Volkswagen AG propose to the Annual General Meeting that a dividend of 1.05 € per ordinary share and 1.11 € per preferred share be paid, amounting in total to 409 million €, and that the remaining earnings of 4 million € be carried forward.

> 24 MINORITY INTERESTS

The equity shares of minority shareholders are attributable primarily to shareholders in AUDI AG and Volkswagen Original Teile Logistik GmbH & Co. KG.

> 25 PROVISIONS

million €	*within one year*	Falling due *after one year*	Dec 31, 2003	Dec 31, 2002
Provisions for pensions and similar obligations	481	10,137	10,618	10,301
Provisions in respect of taxes	522	894	1,416	1,474
Other provisions	5,917	4,859	10,776	10,574
	6,920	**15,890**	**22,810**	**22,349**

Provisions for pensions and similar obligations

Provisions for post-employment benefits are established for benefits payable in the form of retirement, invalidity and dependants' benefits. The benefits provided by the Group vary according to the legal, tax and economic circumstances of the country concerned, and usually depend on the length of service and remuneration of the employees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans. In the case of defined contribution plans, the Company makes contributions to state or private pension schemes based on legal or contractual requirements or on a voluntary basis. Once the contributions have been paid, no further obligations exist for the Company. Current contributions (excluding contributions to the compulsory state pension system) are recognized as pension expenditure in the respective year. In 2003 they totalled 11 million € (previous year: 15 million €) in the Group.

Most pension plans are defined benefit plans, with a distinction made between unfunded plans and those funded externally.

The pension provisions for defined benefit plans are determined according to IAS 19 (Employee Benefits) in keeping with the internationally accepted Projected Unit Credit Method, whereby the future obligations are valued on the basis of the pro rata entitlements attributed as at the balance sheet date. The valuation incorporates assumptions as to trends in the relevant variables affecting the level of benefits. All defined benefit plans require actuarial calculations.

Owing to their benefit character, the obligations of the US Group companies, in particular, in respect of post-employment medical care are likewise shown under defined benefit plans. These obligations similar to pensions take into account the expected long-term rise in the cost of healthcare.

Since 1996 the pension scheme of the Volkswagen Group in Germany has been based on a specially developed pension model classified in accordance with IAS 19 as a defined benefit plan. With effect from January 1, 2001 this model was further developed into a pension fund, with the annual remuneration-linked contributions being invested in funds by VW Pension Trust e.V. Based on fund investment, this model offers the possibility of increasing benefit entitlements while at the same time fully safeguarding them. For this reason almost all Group companies in Germany have now joined the fund. Since the fund investments held by the trust meet the preconditions of IAS 19 for classification as plan assets, they are deducted from the obligation.

The following amounts were recognized on the balance sheet for defined benefit plans:

million €	Dec 31, 2003	Dec 31, 2002
Present value of externally funded obligations	1,970	1,713
Fair value of plan assets	−1,522	−1,219
Deficit/surplus	448	494
Present value of unfunded obligations	10,983	10,712
Unrecognized actuarial losses	−937	−1,028
Unrecognized past service cost	25	3
Amount not recognized as an asset because of the limit in IAS 19	28	22
Net liability in the balance sheet	**10,547**	**10,203**

The net liability recognized on the balance sheet is included in the following items:

million €	Dec 31, 2003	Dec 31, 2002
Provisions for pensions and similar obligations	10,618	10,301
Other assets	−71	−98
Net liability in the balance sheet	**10,547**	**10,203**

Actuarial gains/losses arise from census changes and changes in actual trends (e.g. in income and pension increases) relative to the assumptions on which calculations were based. In accordance with IAS 19, this amount is divided over the expected average remaining working lives of the employees and recognized as appropriate in the balance sheet and income statement if the actuarial gains or losses not recognized at the beginning of the financial year exceed 10 % of the higher of the defined benefit obligation or the fair value of the plan assets at the beginning of the financial year.

Where the foreign Group companies externally fund obligations, the investment is mainly in the form of real estate, shares and fixed-interest securities. These include no financial instruments issued by companies of the Volkswagen Group and no investment property used by Group companies.

In the financial year pensions totalling 433 million € (previous year: 402 million €) were paid.

The following amounts were recognized in the income statement:

million €	2003	2002
Current service cost	360	351
Interest cost	704	679
Expected return on plan assets	-90	-107
Net actuarial gains and losses recognized for the year	30	8
Past service cost	-11	0
Losses/gains on curtailment and settlement	-5	-5
Amount of income and expenses recognized in the income statement	**988**	**926**

The above amounts are generally included in the personnel costs of the functional areas. Accumulation of pension provisions is shown under note 6b Other financial result.

Investment of the plan assets to cover future pension obligations resulted in actual gains in the amount of 206 million € (previous year: losses of 230 million €).

The net liability recognized in the balance sheet has changed as follows:

million €	2003	2002
Net liability in the balance sheet at January 1	**10,203**	**9,847**
Group changes (new pension plans)	35	25
Total expense recognized in the income statement	988	926
Company benefit payments and contributions to funds	-644	-599
Other changes	-18	24
Exchange differences	-17	-20
Net liability in the balance sheet at December 31	**10,547**	**10,203**

Calculation of the pension provisions was based on the following assumptions:

		Germany		Abroad
in %	2003	2002	2003	2002
Discount rate at December 31	5.75	5.75	3.00–6.25	3.00–6.75
Expected return on plan assets at December 31	6.75	6.75	5.00–8.50	5.00–8.50
Future salary increases	2.75	2.75	1.50–5.00	1.50–5.00
Future pension increases	1.50–3.64	1.50–3.64	2.00–2.80	1.36–3.00
Fluctuation rate	1.40	1.40	1.13–7.70	2.00–6.59
Annual increase in healthcare costs	–	–	5.50–7.00	5.50–7.00

Tax provisions

Taxes are detailed under note 7 Income tax expense.

OTHER PROVISIONS

million €	Obligations arising from sales	Employee costs	Other provisions	Total
at January 1, 2003	**6,790**	**1,841**	**1,943**	**10,574**
Exchange differences	–239	–30	–60	–329
Changes to Group structure	3	6	13	22
Consumption	–3,499	–810	–698	–5,007
Increases/additions	4,189	958	1,019	6,166
Accumulation of interest	141	–	6	147
Reversal	–547	–43	–207	–797
at December 31, 2003	**6,838**	**1,922**	**2,016**	**10,776**

The **obligations arising from sales** include provisions covering all risks relating to the sale of vehicles, components and original parts through to the disposal vehicles at the end of their lives. They primarily comprise warranty claims, calculated on the basis of losses to date and estimated future losses. They also include provisions for discounts, bonuses and the like, to be paid after the balance sheet date, for which there is a legal or constructive obligation caused by sales made before the balance sheet date.

Provisions for **employee costs** cover, inter alia, long-service awards, time credits, the part time scheme for employees near to retirement, severance payments and similar obligations.

Other provisions are made corresponding to a wide range of discernible risks and uncertain obligations according to the probability of them occurring.

Payments for which other provisions are made are expected to amount to 55 % in the following year, to 31 % in the years 2005 to 2008 and to 14 % thereafter.

> 26 CURRENT AND NON-CURRENT BORROWINGS

The details of current and non-current borrowings are presented in the following table:

million €	Remaining term under one year	within one to five years	over five years	Book value Dec 31, 2003	Remaining term under one year	within one to five years	over five years	Book value Dec 31, 2002
Bonds	4,735	11,425	6,950	23,110	3,468	6,904	2,623	12,995
of which convertible	–	–	–	–	51	–	–	51
Commercial papers and notes	12,134	3,340	87	15,561	10,520	3,023	3,388	16,931
Liabilities to banks	4,585	2,740	254	7,579	5,283	2,178	753	8,214
Deposits from direct banking business	6,234	322	188	6,744	5,284	234	95	5,613
Loans	1,050	90	371	1,511	971	87	134	1,192
Bills of exchange	17	–	–	17	292	17	–	309
Liabilities for the capital element of future finance lease payments	53	68	98	219	193	24	25	242
Borrowings from								
subsidiaries	77	–	3	80	78	–	3	81
joint ventures	26	–	–	26	15	–	–	15
associates	2	–	–	2	2	–	–	2
other companies in which an investment is held	9	–	–	9	7	–	–	7
	28,922	**17,985**	**7,951**	**54,858**	**26,113**	**12,467**	**7,021**	**45,601**

Of the liabilities shown on the consolidated balance sheet, a total of 346 million € are secured, for the most part, by charges on property.

The interest rates on bills of exchange payable vary between 2.0 and 5.4 %. The fair value of the bills of exchange payable is equal to the book value.

The amounts payable to subsidiaries and associates are subject to market interest rates of between 1.0 and 8.2 %.

Asset-backed securities transactions for refinancing in the financial services business amounting to 8,553 million € (previous year: 7,329 million €) are included in the bonds, notes and liabilities from loans. Financial services receivables totalling 8,351 million € (previous year: 8,888 million €) have been pledged as security.

The terms of the bonds, notes and liabilities to banks as well as loans, together with their book values and fair values, are shown in the following table:

DATA FOR UNDERLYING TAKE-UP OF FINANCE, EXCLUDING HEDGING INSTRUMENTS

Currency	Interest terms	Interest commitment ending	Weighted interest rate, based on book values	Notional amount				Book value as at Dec 31, 2003 in million €
			book values	*million €*	*< 1 year*	*1–5 years*	*> 5 years*	*Total*
BRL	floating/fixed	< 1 year	19.0 %	450	468	1	–	469
CHF	floating/fixed	< 1 year	0.2 %	257	176	–	–	176
CZK	floating/fixed	< 1 year	3.5 %	178	163	15	–	178
EUR	floating/fixed	< 1 year	2.4 %	20,020	15,627	4,353	33	20,013
GBP	floating/fixed	< 1 year	4.0 %	1,978	2,035	–	–	2,035
JPY	floating/fixed	< 1 year	0.3 %	1,967	1,779	189	–	1,968
MXN	floating/fixed	< 1 year	8.7 %	170	170	–	–	170
PLN	floating/fixed	< 1 year	5.6 %	154	153	–	–	153
SKK	floating/fixed	< 1 year	6.4 %	118	118	–	–	118
USD	floating/fixed	< 1 year	2.4 %	6,844	4,777	1,954	–	6,731
BRL	fixed	1–5 years	17.8 %	850	297	578	–	875
CZK	fixed	1–5 years	4.9 %	375	–	375	–	375
EUR	fixed	1–5 years	4.3 %	6,305	596	5,555	217	6,368
JPY	fixed	1–5 years	0.9 %	960	1	953	–	954
SKK	fixed	1–5 years	8.0 %	134	–	133	–	133
USD	fixed	1–5 years	2.1 %	4,971	1,955	3,057	–	5,012
EUR	floating	1–5 years	2.7 %	225	6	218	–	224
EUR	fixed	> 5 years	4.8 %	7,702	151	101	7,283	7,535
JPY	fixed	> 5 years	1.8 %	105	1	5	95	101
other				1,249	449	498	323	1,270
Total borrowings				**55,012**	**28,922**	**17,985**	**7,951**	**54,858**
Fair value as at Dec 31, 2003								**54,916**
Fair value as at Dec 31, 2002								**45,574**

> 27 TRADE PAYABLES

million €	within one year	Falling due after one year	Book value Dec 31, 2003	within one year	Falling due after one year	Book value Dec 31, 2002
Trade payables owing to						
third parties	7,641	4	7,645	7,095	10	7,105
subsidiaries	39	–	39	62	–	62
joint ventures	75	3	78	56	–	56
associates	51	–	51	8	–	8
other companies in which an investment is held	9	–	9	5	–	5
	7,815	**7**	**7,822**	**7,226**	**10**	**7,236**

Fair values do not differ materially from the recognized book values.

> 28 OTHER PAYABLES

million €	within one year	within one to five years	Falling due after five years	Book value Dec 31, 2003	within one year	within one to five years	Falling due after five years	Book value Dec 31, 2002
Payments on account received in respect of orders	707	6	0	713	765	4	0	769
Other liabilities due to								
subsidiaries	26	2	–	28	13	0	0	13
joint ventures	9	–	–	9	21	1	–	22
associates	0	–	–	0	2	–	–	2
other companies in which an investment is held	2	–	–	2	2	–	–	2
Liabilities relating to derivative financial instruments	234	118	130	482	343	204	50	597
Liabilities relating to								
taxes on income	25	0	–	25	29	–	–	29
other taxes	780	0	165	945	760	0	162	922
social security	385	5	0	390	357	5	0	362
wages and salaries	757	59	10	826	688	59	9	756
Other liabilities	2,274	345	279	2,898	2,102	320	232	2,654
	5,199	**535**	**584**	**6,318**	**5,082**	**593**	**453**	**6,128**

Fair values do not differ materially from the recognized book values.

The **derivative financial instruments** have the following **negative fair values:**

million €	Dec 31, 2003	Dec 31, 2002
Transactions for hedging against		
exchange risk from assets through fair value hedges	18	9
exchange risk from liabilities through fair value hedges	119	153
interest risk through fair value hedges	99	50
interest risk through cash flow hedges	100	233
exchange risk from future cash flows (cash flow hedges)	74	48
Hedging transactions	**410**	**493**
Liabilities arising from ineffective hedging derivatives	72	104
	482	**597**

Further details on the derivative financial instruments as a whole are given in note 31 Financial instruments.

> 29 DEFERRED INCOME

	Dec 31, 2003		Dec 31, 2002	
million €	Total	of which with a remaining term of more than one year	Total	of which with a remaining term of more than one year
Special payments from operating lease customers	112	96	129	106
Other items	210	85	204	167
	322	181	333	273

OTHER INFORMATION

> 30 CASH FLOW STATEMENT

The cash flow statement comprises only cash and cash equivalents shown in the balance sheet.

Cash flows are presented in the cash flow statement analysed into cash inflows and outflows from operating activities, investing activities and financing activities.

Cash flows from operating activities is derived indirectly from the profit before tax. The profit before tax is adjusted to take account of the expenses (mainly depreciation) and income with no cash impact. Cash flows from operating activities is then derived by taking the change in working capital into account.

Cash flows from investing activities includes additions to tangible assets and long-term financial assets as well as to capitalized development costs. The changes in leasing and rental assets and in financial services receivables are also shown here.

Cash flows from financing activities includes outflows of funds resulting from dividend payments and redemption of bonds as well as inflows from the issue of bonds and from the change in other financial liabilities.

The changes in balance sheet items presented in the cash flow statement cannot be derived directly from the balance sheet, as the effects of currency translation and changes in the scope of consolidation have no cash impact and are stripped out.

In 2003 cash flows from operating activities includes interest received totalling 3,326 million € and interest paid totalling 2,335 million €. Also, the share of profits and losses of Group companies accounted for using the equity method, note 5a, includes dividends totalling 414 million €.

> 31 FINANCIAL INSTRUMENTS

1. Hedging policy and financial derivatives

In conducting its operating activities and in financing the Volkswagen Group is exposed, in particular, to fluctuations in exchange rates and interest rates. Corporate policy is to eliminate or limit such risk by means of hedging. All hedging operations are either centrally co-ordinated or carried out by Group Treasury.

2. Hedging rules

General rules apply to Group-wide exchange and interest rate hedging policy, oriented to the Minimum Requirements for Credit Institutions for the Performance of Trading Transactions issued by the Federal Banking Supervisory Authority.

Partners in these financial transactions are top-class national and international banks, whose credit worthiness is continually assessed by the leading rating agencies.

2.1 Exchange rate risk

To hedge against exchange rate risk, foreign exchange forward contracts, foreign exchange options and cross-currency interest rate swaps are used. These transactions relate to the exchange rate hedging of all cash flows in foreign currency arising from operating activities (in particular sales revenue) as well as to the establishment of currency congruence for financing transactions.

The Volkswagen Group hedges planned sales revenues and material purchases in foreign currency on a net basis, according to market estimates, over a period of up to 18 months by means of foreign exchange forward contracts and foreign exchange options. In 2003 hedging related primarily to the US Dollar, the British Pound, the Japanese Yen and the Swedish Krone.

2.2 Interest rate risk

An interest rate risk – that is, possible fluctuations in value of a financial instrument resulting from changes in market interest rates – is posed primarily in respect of medium- and long-term fixed-interest receivables and payables. To hedge against this risk interest rate swaps, cross-currency interest rate swaps and other types of interest rate contracts are entered into depending on market conditions.

If financial resources are passed on to subsidiaries within the Volkswagen Group, such resources are structured congruent to their refinancing.

NOTIONAL AMOUNT OF DERIVATIVE FINANCIAL INSTRUMENTS

million €	Remaining term under one year	within one to five years	over five years	Dec 31, 2003 Notional amount Total	Dec 31, 2002 Notional amount Total
Interest rate swaps	5,441	15,902	8,038	29,381	20,373
Interest rate option contracts	1,350	400	–	1,750	3,711
Cross-currency interest rate swaps	1,523	2,414	127	4,064	2,823
Foreign exchange forward contracts	7,577	159	–	7,736	5,747
Foreign exchange option contracts	1,584	–	–	1,584	1,028
Foreign currency swaps	1,125	156	–	1,281	137

The market values of the derivative financial instruments are determined on the basis of market data as per the balance sheet date as well as by appropriate valuation methods. The discounting as per December 31, 2003 was based on the following interest rate structures:

in %	EUR	USD	GBP	JPY	CAD
Interest rate for six months	2.100	1.140	4.070	0.000	2.550
Interest rate for one year	2.250	1.350	4.310	0.000	2.620
Interest rate for five years	3.674	3.609	4.915	0.717	4.107
Interest rate for ten years	4.370	4.615	4.995	1.390	4.929

3. Liquidity risk

A liquidity forecast with a fixed planning horizon, unused lines of credit and globally available debt issuance programs within the Volkswagen Group safeguard liquidity at all times.

4. Risk of default

The risk of default arising from financial assets involves the risk of defaulting by a contract partner, and therefore as a maximum amounts to the positive fair values receivable from them. The risk arising from primary financial instruments is accounted for by the value adjustments for bad debts. Since derivative financial instruments are only entered into with top-class banks, and the risk management system imposes trading limits per partner, the actual risk of default is negligible.

> 32 CONTINGENT LIABILITIES

million €	Dec 31, 2003	Dec 31, 2002
Liabilities from guarantees	256	311
Liabilities from warranty contracts	90	214
Pledges on company assets as security for third party liabilities	4	11
Other potential liabilities	78	14
	428	**550**

The trust assets and liabilities of the savings and trust entities belonging to the South American subsidiaries not included on the consolidated balance sheet amount to 510 million € (previous year: 487 million €).

> 33 LEGAL ACTION

Neither Volkswagen AG nor any of its Group companies is party to any legal or arbitration proceedings that may have a material effect on the economic position of the Group, or has had such an effect within the last two years. Nor are any such proceedings foreseeable. Appropriate provisions are made by the Group company concerned for any potential financial burdens arising from other legal or arbitration proceedings pending, otherwise the company has adequate insurance cover.

> 34 OTHER FINANCIAL OBLIGATIONS

million €	Payable 2004	Payable 2005 – 2008	Payable from 2009	Total Dec 31, 2003	Total Dec 31, 2002	Payable from 2004
Capital commitments in respect of						
tangible assets	1,408	487	–	1,895	1,731	511
intangible assets	54	4	–	58	111	23
investment property	–	38	–	38	29	29
Obligations from						
agreed loans	527	–	–	527	341	–
long-term leasing and rental contracts	226	437	254	917	1,139	926
Other financial obligations	113	33	6	152	1,537	308

> 35 TOTAL EXPENDITURE FOR THE PERIOD

million €	2003	2002
Cost of materials		
Raw materials and supplies, purchased goods and purchased services	59,423	56,563
Labour cost		
Wages and salaries	11,182	10,836
Social insurance, pension costs and benefits	2,696	2,477
	13,878	**13,313**

> 36 AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2003	2002
Performance-related wage-earners	161,585	158,419
Time-rate wage-earners	49,495	49,613
Salaried staff	96,041	90,946
	307,121	**298,978**
Apprentices	7,588	7,493
	314,709	**306,471**
Vehicle-producing investments not fully consolidated	20,164	17,394
	334,873	**323,865**

> 37 POST BALANCE SHEET EVENTS

There were no significant events up to February 18, 2004 (the date of release for publication).

> 38 RELATED PARTY DISCLOSURES IN ACCORDANCE WITH IAS 24

Related parties under the terms of IAS 24 are parties that the reporting enterprise has the ability to control or exercise significant influence over, or parties that have the ability to control or exercise significant influence over the reporting enterprise.

The State of Lower Saxony holds 18.2 % of the voting rights of Volkswagen AG and is represented by two delegate members on the Supervisory Board. Transactions with private companies owned by the State of Lower Saxony are conducted under standard market terms.

All business transactions with non-consolidated subsidiaries, joint ventures and associates are conducted under standard market terms.

Members of the Board of Management and Supervisory Board of Volkswagen AG are members of supervisory and management boards of other companies with which Volkswagen AG has relations in the normal course of business activities. All transactions with the said companies are conducted at terms that are also standard in relation to third parties.

Most of the supplies and services transacted between fully consolidated member companies of the Volkswagen Group and related parties (non-consolidated subsidiaries, joint ventures and associates) are presented in the following table:

RELATED COMPANY

	Share	Supplies and services rendered		Supplies and services received	
million €	*in %*	2003	2002	2003	2002
Raffay GmbH + Co, Hamburg	100.00	*	245	*	81
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100.00	100	91	138	109
FAW-Volkswagen Automotive Company, Ltd., Changchun	40.00	1,682	1,203	7	2
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50.00	1,214	918	1	1
Volkswagen Bordnetze GmbH, Wolfsburg	50.00	0	5	326	421
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50.00	2	2	164	162
Wolfsburg AG, Wolfsburg	50.00	2	3	62	47

* Consolidated in 2003 for the first time.

	Share	Receivables from		Payables to	
million €	in %	2003	2002	2003	2002
Raffay GmbH + Co, Hamburg	100.00	*	70	*	6
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100.00	9	9	26	25
FAW-Volkswagen Automotive Company, Ltd., Changchun	40.00	201	95	3	29
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50.00	84	58	3	21
Volkswagen Bordnetze GmbH, Wolfsburg	50.00	0	9	42	27
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50.00	0	1	44	42
Wolfsburg AG, Wolfsburg	50.00	7	8	27	16

* Consolidated in 2003 for the first time.

GERMAN CORPORATE GOVERNANCE CODE

On November 14, 2003 the Board of Management and Supervisory Board of Volkswagen AG issued their declaration of compliance with the German Corporate Governance Code as required by Section 161 of the German Corporation Act. The declaration was published for the benefit of the shareholders of Volkswagen AG on its website at www.volkswagen-ir.de.

On December 9, 2003 the Board of Management and Supervisory Board of AUDI AG likewise issued their declaration of compliance with the German Corporate Governance Code and published it for the benefit of shareholders on its website at www.audi.de.

REMUNERATION OF THE BOARD OF MANAGEMENT AND OF THE SUPERVISORY BOARD

The remuneration of the members of the Board of Management conforms to the requirements of the German Corporation Act as well as to the recommendations and the principal suggestions set out in the German Corporate Governance Code. Total remuneration comprises fixed and variable components. The remuneration of the members of the Board of Management for the financial year 2003 totalled 13,835,090 € (previous year: 16,469,831 €).

The fixed components of the package ensure a basic level of remuneration enabling the members of the Board of Management to perform their duties in the interests of the Company and to fulfil their obligation to act in a commercially rational manner without needing to focus on merely short-term performance targets. On the other hand, variable components, dependent among other criteria on the commercial performance of the Company, serve to balance the interests of the Board of Management and the other stakeholders in the Company. The amount of fixed remuneration paid to the members of the Board of Management in the financial year 2003 totalled 4,605,612 €.

In addition to the fixed monetary remuneration, there are also differing levels of fixed benefits in kind, in particular in respect of use of company cars.

Each member of the Board of Management is paid an additional annual variable amount. The variable remuneration contains annually recurring components tied to the commercial success of the Company. It is primarily oriented to the results achieved and to the economic position of the Company. The level of this variable remuneration paid to members of the Board of Management in the financial year 2003 totalled 8,962,250 €.

The suggestion that one-off variable components tied to business results should be taken into account in determining the remuneration of management boards is currently under detailed discussion in professional circles. Consequently, Volkswagen AG will not be implementing this suggestion at present, but will await the outcome of the discussions.

Share options serve as variable components of remuneration providing long-term incentives. They are linked to the development of the price of the Volkswagen ordinary share. As part of the fifth tranche of the share option plan implemented in the financial year 2003, each member of the Board of Management was entitled to subscribe to a maximum of 500 non-transferable convertible bonds at a price of 2.56 € per bond, entailing the right to acquire a maximum of 5,000 ordinary shares. The precondition for participation in the share option plan was a contribution of between 5,000 and 25,000 € in Time Assets, depending on the number of convertible bonds being acquired. The share option plan is essentially structured as follows: the basis for determining the conversion price (base conversion price) of a tranche is the average Xetra closing price of the Volkswagen ordinary share on the five trading days prior to the respective decision on the issue of convertible bonds. Conversion is possible for the first time after a blocking period of 24 months, and then for a period of five years as from the date of issue of the convertible bonds. The conversion price is initially set at 110 % of the base conversion price, and will then increase by five percentage points each year. The members of the Board of Management may exercise their conversion rights only three times a year, within four-week windows beginning on public reporting dates of Volkswagen AG. The share option plan is thus based on demanding, relevant comparative parameters under the terms of the German Corporate Governance Code. Further details are contained in the agenda of the Annual General Meeting held on April 16, 2002, at which the authorization to implement the share option plan was given. The details of the share option plans are explained in note 23 Capital and reserves.

The share option plan is designed to provide the members of the Board of Management – like all other employees – with an element of their total remuneration package oriented to an increase in share price. In this way, it aims to enhance the value of the company and contribute to its ability to add value. Furthermore, the share option plan is also a commonly employed instrument in recruiting and assuring the long-term loyalty of members of the Board of Management. There is no possibility of subsequently modifying the performance targets or comparative parameters underlying the share option plan.

Inappropriate levels of payment arising from the share options are not to be expected, because of their link to the development of the price of the Volkswagen ordinary share and the limitation of subscription rights to each tranche. As recommended by the German Corporate Governance Code, the Supervisory Board is willing to establish a cap on such payments in consultation with the members of the Board of Management in the event of extraordinarily high unforeseen increases.

As part of the fifth tranche of the share option plan, the members of the Board of Management subscribed to a total of 4,000 of the convertible bonds described above in the financial year 2003. As at December 31, 2003 the members of the Board of Management were entitled to acquire 265,000 ordinary shares in Volkswagen AG, subject to the conditions for conversion being met. The value of these share options as per December 31, 2003 totalled 723,000 €. This calculation is based on the so-called Black-Scholes formula.

Members of the Board of Management are entitled to pension and disability payments subject to certain preconditions. On December 31, 2003 the pension provisions for current members of the Board of Management totalled 20,373,753 €.

Retired members of the Board of Management and their surviving dependants received 9,268,130 € (previous year: 7,190,756 €). At December 31, 2003 retired members of the Board of Management were entitled to acquire 35,000 ordinary shares in Volkswagen AG, subject to the conditions for conversion being met. The value of these share options as per December 31, 2003 totalled 78,400 €. Provisions for pensions for this group of people were recorded totalling 85,109,533 € (previous year: 84,958,333 €).

The remuneration of the members of the Supervisory Board of Volkswagen AG amounted to 2,156,575 € (previous year: 2,343,000 €).

Loans totalling 56,453 € have been granted to members of the Supervisory Board (amount redeemed in 2003: 13,984 €). The loans have an interest rate of 4.0 % and an agreed term of up to 12.5 years.

The following remuneration has been paid to members of the Supervisory Board: a total of 246,783 € in fixed components and a total of 1,909,792 € in variable components dependent on the dividend paid in the financial year 2003 in line with the provisions of the Articles of Association prevailing at the time.

Wolfsburg, February 18, 2004

Volkswagen Aktiengesellschaft
The Board of Management

AUTOMOTIVE DIVISION

Name, location	Share of capital in %
Volkswagen AG, Wolfsburg	
Volkswagen Sachsen GmbH, Zwickau	100.00
Volkswagen Bruxelles S.A., Brussels/Belgium	100.00
VOLKSWAGEN SLOVAKIA, a.s., Bratislava/Slovak Republic	100.00
SITECH Sitztechnik GmbH, Braunschweig	100.00
Volkswagen Navarra, S.A., Arazuri (Navarra)/Spain	100.00
AUTOEUROPA-AUTOMÓVEIS LDA., Palmela/Portugal	100.00
Volkswagen Motor Polska Sp.z o.o., Polkowice/Poland	100.00
Volkswagen-Audi España, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal	51.82
VOLKSWAGEN Group United Kingdom Ltd., Milton Keynes/Great Britain	100.00
Groupe VOLKSWAGEN France s.a., Villers-Cotterêts/France	100.00
Volkswagen Transport GmbH & Co. OHG, Wolfsburg	100.00
VW Kraftwerk GmbH, Wolfsburg	100.00
Automobilmanufaktur Dresden GmbH, Dresden	100.00
Volkswagen Poznan Sp. z o.o., Poznan/Poland	100.00
Svenska Volkswagen Aktiebolag, Södertälje/Sweden	100.00
Auto 5000 GmbH, Wolfsburg	100.00
VOLKSWAGEN OF AMERICA, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Canada Inc., Ajax, Ontario/Canada	100.00
VOLKSWAGEN Group Japan K.K., Toyohashi/Japan	100.00
Volkswagen Tokyo K.K., Tokyo/Japan	100.00
VOLKSWAGEN GROUP AUSTRALIA PTY LTD., Sydney/Australia	100.00
AUDI AG, Ingolstadt	99.14
AUDI HUNGARIA MOTOR Kft., Györ/Hungary	100.00
COSWORTH TECHNOLOGY LIMITED, Northampton/Great Britain	100.00
Automobili Lamborghini Holding S.p.A., Sant'Agata Bolognese/Italy	100.00
AUTOGERMA S.p.A., Verona/Italy	100.00
Audi Japan K.K., Tokyo/Japan	100.00
SEAT, S.A., Barcelona/Spain	100.00
Seat Deutschland GmbH, Mörfelden-Walldorf	100.00
Gearbox del Prat, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00

AUTOMOTIVE DIVISION

Name, location	Share of capital in %
ŠKODA AUTO a.s., Mladá Boleslav/Czech Republic	100.00
ŠkodaAuto Deutschland GmbH, Weiterstadt	100.00
ŠKODA AUTO Slovensko s.r.o., Bratislava/Slovak Republic	100.00
ŠKODA AUTO Polska, S.A., Poznan/Poland	51.00
BENTLEY MOTORS LIMITED, Crewe/Great Britain	100.00
Volkswagen de Mexico, S.A. de C.V., Puebla/Pue./Mexico	100.00
Volkswagen Argentina S.A., Buenos Aires/Argentina	100.00
Volkswagen do Brasil Ltda., São Bernardo do Campo, SP/Brazil	100.00
Volkswagen of South Africa (Pty.) Ltd., Uitenhage/South Africa	100.00
Shanghai-Volkswagen Automotive Company Ltd., Shanghai/PR of China[1]	50.00
FAW-Volkswagen Automotive Company, Ltd., Changchun/PR of China[1]	40.00
Volkswagen (China) Investment Company Ltd., Peking/PR of China	100.00
Coordination Center Volkswagen S.A., Brussels/Belgium	100.00
Volkswagen International Finance N.V., Amsterdam/The Netherlands	100.00
Volkswagen Investments Ltd., Dublin/Ireland	100.00
gedas group, Berlin	100.00
VW Versicherungsvermittlungs-GmbH, Wolfsburg	66.67
SCANIA Aktiebolag, Södertälje/Sweden[2]	18.70

FINANCIAL SERVICES DIVISION

Name, location	Share of capital in %
VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig	100.00
Volkswagen Leasing GmbH, Braunschweig	100.00
Volkswagen Bank GmbH, Braunschweig	100.00
Volkswagen-Versicherungsdienst GmbH, Wolfsburg	*100.00*
VOLKSWAGEN FINANCE, S.A., Alcobendas (Madrid)/Spain	100.00
Volkswagen Finance S.A., Villers-Cotterêts/France	100.00
FINGERMA S.r.l., Milano/Italy	*100.00*
Volkswagen Financial Services (UK) Ltd., Milton Keynes/Great Britain	100.00
Volkswagen Financial Services N.V., Amsterdam/The Netherlands	100.00
Volkswagen Financial Consultant Service K.K., Tokyo/Japan	*100.00*
VOLKSWAGEN FINANCE JAPAN KK, Tokyo/Japan	100.00
ŠkoFIN s.r.o., Prague/Czech Republic	100.00
VW CREDIT, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Financial Services, S.A. de C.V., Puebla/Pue./Mexico	100.00
Financial services companies in Brazil, São Paulo/Brazil	100.00
Financial services companies in Argentina, Buenos Aires/Argentina	100.00
Europcar International S.A., Guyancourt/France	100.00
EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg	100.00
EUROPCAR ITALIA S.p.A., Rome/Italy	100.00
EUROPCAR IB, S.A., Madrid/Spain	100.00

[1] Joint ventures are accounted for using the equity method.
[2] The holding in SCANIA carries 34.0% of the voting rights with it, differing from the share of capital. The company is accounted for using the equity method.

Based on the final results of our audit we issued the following unqualified auditors' report dated February 18, 2004:

"Auditors' report

We have audited the consolidated financial statements prepared by VOLKSWAGEN AKTIENGESELLSCHAFT, Wolfsburg, consisting of the balance sheet, the income statement and the statements of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements according to the International Financial Reporting Standards of the IASB (IFRS) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion, based on our audit, as to whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and expectations regarding possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with IFRS.

Our audit, which also extends to the Group management report prepared by the Board of Management for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, on the whole the Group management report together with the other information of the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German accounting law."

Hanover, February 18, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann	Gadesmann
Wirtschaftsprüfer	Wirtschaftsprüfer

MANDATES OF THE BOARD OF MANAGEMENT

AS PER DECEMBER 31, 2003

DR.-ING. E. H.
BERND PISCHETSRIEDER (56)
Chairman (from April 17, 2002)
Group Quality, Research and Development
July 1, 2000*

Mandates:
- ■ Dresdner Bank AG, Frankfurt am Main
- ■ Metro AG, Düsseldorf
- ■ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ▲ Tetra Laval Group, Pully, Board Member

DR. RER. POL. H. C.
BRUNO ADELT (64)
Controlling and Accounting
(to September 4, 2003)
January 1, 1995 – December 31, 2003*

Mandates:
- ■ Dresdner Bank Lateinamerika AG, Hamburg
- ■ Gerling-Konzern Allgemeine Versicherungs-AG, Cologne

DR. ROBERT BÜCHELHOFER (61)
Sales and Marketing
April 1, 1995 – April 8, 2003*

FRANCISCO JAVIER
GARCIA SANZ (46)
Procurement
July 1, 2001*

DR. RER. POL. H. C.
PETER HARTZ (62)
Human Resources
October 1, 1993*

DR. JUR. JENS NEUMANN (58)
Group Strategy, Treasury, Legal Matters, Organization
January 1, 1993*

Mandates:
- ■ ESSO Deutschland GmbH, Hamburg
- ■ ExxonMobil Central Europe Holding GmbH, Hamburg
- ■ Frankfurter Versicherungs-AG, Frankfurt am Main
- ■ Hapag-Lloyd AG, Hamburg
- ■ ING BHF-Bank AG, Frankfurt am Main
- ■ ING BHF Holding AG, Frankfurt am Main

HANS DIETER PÖTSCH (52)
Controlling and Accounting
(from September 5, 2003)
January 1, 2003*

Mandates:
- ■ Allianz Versicherungs-AG, Munich
- ■ Bizerba GmbH & Co. KG, Balingen

DR.-ING. H. C. MULT.
FOLKER WEIßGERBER (62)
Production
March 1, 2001*

PROF. E. H. DR. RER. NAT.
MARTIN WINTERKORN (56)
Chairman of the Board of Management of AUDI AG
July 1, 2000*

Mandates:
- ■ FC Bayern München AG, Munich
- ■ Infineon Technologies AG, Munich
- ■ Salzgitter AG, Salzgitter
- ■ TÜV Süddeutschland Holding AG, Munich

The members of the Board of Management hold other mandates on the supervisory boards of consolidated Group companies and major investment holdings as part of their duty to manage and supervise the Group's business.

■ Memberships of statutory supervisory boards in Germany.
▲ Comparable mandates in Germany and abroad.

* The date signifies the beginning or period of membership of the Board of Management.

MANDATES OF THE SUPERVISORY BOARD

AS PER DECEMBER 31, 2003

HON. PROF. DR. TECHN. H. C. DIPL.-ING. ETH FERDINAND K. PIËCH (66)
Chairman
April 16, 2002*

Mandates:
- ■ Dr. Ing. h. c. F. Porsche AG, Stuttgart
- ▲ Porsche Ges.m.b.H, Salzburg
- ▲ Porsche Holding GmbH, Salzburg

JÜRGEN PETERS (59)
Deputy Chairman
1st Chairman of the Metalworkers Union
November 1, 2003*

Mandates:
- ■ Mannesmannröhren-Werke AG, Mülheim an der Ruhr (Dep. Chairman)

HEINRICH ALLER (56)
Minister (ret.)
April 16, 2002–April 7, 2003*

ANDREAS BLECHNER (46)
Chairman of the Works Council of the Volkswagen AG Salzgitter Plant
April 16, 2002*

DR. JUR. GERHARD CROMME (60)
Chairman of the Supervisory Board of ThyssenKrupp AG
June 19, 1997*

Mandates:
- ■ Allianz AG, Munich
- ■ Axel Springer Verlag AG, Berlin
- ■ Deutsche Lufthansa AG, Cologne
- ■ E.ON AG, Düsseldorf
- ■ Ruhrgas AG, Essen
- ■ Siemens AG, Munich
- ■ ThyssenKrupp AG, Düsseldorf (Chairman)
- ▲ BNP Paribas S.A., Paris
- ▲ Suez S.A., Paris

ELKE ELLER (41)
Head of the Social Policy Department of the Metalworkers Union
August 20, 2001*

Mandates:
- ■ DASA DaimlerChrysler Aerospace AG, Munich
- ■ ThyssenKrupp Nirosta GmbH, Krefeld
- ■ ThyssenKrupp Stainless GmbH, Duisburg

DR. JUR. MICHAEL FRENZEL (56)
Chairman of the Board of Management of TUI AG
June 07, 2001*

Mandates:
- ■ AXA Group AG, Cologne
- ■ Continental AG, Hanover
- ■ Deutsche Bahn AG, Berlin (Chairman)
- ■ E.ON Energie AG, Munich
- ■ ING BHF-Bank AG, Frankfurt am Main
- ■ ING BHF Holding AG, Frankfurt am Main
- ● Hapag-Lloyd AG, Hamburg (Chairman)
- ● Hapag-Lloyd Flug GmbH, Hanover (Chairman)
- ● TUI Deutschland GmbH, Hanover (Chairman)
- ▲ Norddeutsche Landesbank, Hanover
- ▲ Preussag North America, Inc., Greenwich (Chairman)

SIGMAR GABRIEL (44)
Minister President (ret.)
January 28, 2000–April 7, 2003*

DR. JUR. HANS MICHAEL GAUL (61)
Member of the Board of Management of E.ON AG
June 19, 1997*

Mandates:
- ■ Allianz Versicherungs-AG, Munich
- ■ Degussa AG, Düsseldorf
- ■ DKV Deutsche Krankenvers. AG, Cologne
- ■ RAG AG, Essen
- ■ STEAG AG, Essen
- ● Viterra AG, Essen (Chairman)
- ● E.ON Energie AG, Munich
- ● Ruhrgas AG, Essen
- ▲ E.ON North America Inc., New York
- ▲ LG&E Energy Corp., Louisville

■ Membership of statutory supervisory boards in Germany.
● Group mandates on statutory supervisory boards.
▲ Comparable mandates in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

WALTER HIRCHE (62)
Minister of Economy, Labour and Transport of the State of Lower Saxony
April 8, 2003*

Mandates:
- ■ Deutsche Messe AG, Hanover (Dep. Chairman)
- ▲ Norddeutsche Landesbank, Hanover

GERHARD KAKALICK (57)
Chairman of the Works Council of the Volkswagen AG Kassel Plant
June 3, 1993*

Mandates:
- ▲ Volkswagen Coaching GmbH, Wolfsburg

OLAF KUNZ (44)
Head of Corporate and Co-determination Policy on the Executive Committee of the Metalworkers Union
April 16, 2002*

Mandates:
- ■ Bosch Sicherheitssysteme GmbH, Stuttgart

GÜNTER LENZ (44)
Chairman of the Works Council of the Commercial Vehicles Business Line
July 1, 1999*

Mandates:
- ■ Auto 5000 GmbH, Wolfsburg

DR. JUR. KLAUS LIESEN (72)
Honorary Chairman of the Supervisory Board of Ruhrgas AG
July 2, 1987*

Mandates:
- ■ E.ON AG, Düsseldorf
- ■ TUI AG, Hanover

XAVER MEIER (59)
Chairman of the General Works Council of AUDI AG
July 1, 1999*

Mandates:
- ■ AUDI AG, Ingolstadt (Dep. Chairman)
- ▲ BRG-Jahreswagenvermittlung e.G., Ingolstadt

ROLAND OETKER (54)
President Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (German Shareholders' Association)
June 19, 1997*

Mandates:
- ■ Degussa AG, Düsseldorf
- ■ IKB Deutsche Industriebank AG, Düsseldorf
- ■ Mulligan BioCapital AG, Hamburg (Chairman)
- ▲ Dr. August Oetker KG Group, Bielefeld
- ▲ Scottish Widows Pan European Smaller Companies OEIC, London

DR. JUR. DR.-ING. E. H. HEINRICH V. PIERER (63)
Chairman of the Board of Management of Siemens AG
June 27, 1996*

Mandates:
- ■ Bayer AG, Leverkusen
- ■ Hochtief AG, Essen
- ■ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ● Siemens AG, Austria

THE LORD DAVID SIMON OF HIGHBURY, CBE (64)
April 16, 2002*

Mandates:
- ▲ Advisory Director, Fortis, Brussels
- ▲ Advisory Director, Morgan Stanley Dean Witter (Europe)
- ▲ Director, Suez Group, Paris
- ▲ Director, Unilever plc., London
- ▲ Director, Unilever N.V., Rotterdam

BERND SUDHOLT (57)
Deputy Chairman of the Group and General Works Councils of Volkswagen AG
July 2, 1992*

Mandates:
- ■ Auto 5000 GmbH, Wolfsburg
- ■ Autostadt GmbH, Wolfsburg
- ■ VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig (Dep. Chairman)
- ▲ Neuland Wohnungsgesellschaft mbH, Wolfsburg (Chairman)
- ▲ VfL Wolfsburg-Fußball GmbH, Wolfsburg

DR. RER. POL. H. C.
KLAUS VOLKERT (61)
Chairman of the Group and General Works Councils of Volkswagen AG
July 2, 1990*

Mandates:
- ■ Auto 5000 GmbH, Wolfsburg
- ■ Autostadt GmbH, Wolfsburg
- ■ Wolfsburg AG, Wolfsburg
- ▲ VfL Wolfsburg-Fußball GmbH, Wolfsburg
- ▲ Volkswagen Coaching GmbH, Wolfsburg
- ▲ Volkswagen Immobilien Service GmbH, Wolfsburg

DR. RER. POL.
EKKEHARDT WESNER (64)
Senior Executive of Volkswagen AG
June 18, 1996*

Mandates:
- ▲ VfL Wolfsburg-Fußball GmbH, Wolfsburg
- ▲ VW Kraftwerk GmbH, Wolfsburg

CHRISTIAN WULFF (44)
Minister President of the State of Lower Saxony
April 8, 2003*

Mandates:
- ■ R+V Versicherung AG, Wiesbaden
- ▲ Kuratorium n-21, Hanover (Dep. Chairman)
- ▲ Norddeutsche Landesbank, Hanover

KLAUS ZWICKEL (64)
October 21, 1993 – October 31, 2003*

COMMITTEES OF THE SUPERVISORY BOARD

Members of the Presidium and Mediation Committee as per Section 27 subsection 3 of the Co-determination Act
Hon. Prof. Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)
Jürgen Peters
Dr. rer. pol. h. c. Klaus Volkert
Christian Wulff

Members of the Audit Committee
Dr. jur. Klaus Liesen (Chairman)
Hon. Prof. Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch
Dr. rer. pol. h. c. Klaus Volkert
Bernd Sudholt

■ Membership of statutory supervisory boards in Germany.
● Group mandates on statutory supervisory boards.
▲ Comparable mandates in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

GERMAN COMMERCIAL CODE

	1994	1995	1996	1997	1998	1999
Volume Data (thousands)						
Vehicle sales (units)	**3,108**	**3,607**	**3,994**	**4,250**	**4,748**	**4,923**
Germany	901	937	958	993	1,153	1,104
Abroad	2,207	2,670	3,036	3,257	3,595	3,819
Production (units)	**3,042**	**3,595**	**3,977**	**4,291**	**4,823**	**4,853**
Germany	1,425	1,526	1,591	1,619	1,983	1,879
Abroad	1,617	2,069	2,386	2,672	2,840	2,974
Employees (yearly average)	**238**	**257**	**261**	**275**	**294**	**306**
Germany	141	143	139	144	153	159
Abroad	97	114	122	131	141	147
Financial Data in million €						
Income Statement						
Sales revenue	**40,924**	**45,055**	**51,192**	**57,901**	**68,637**	**75,167**
Cost of sales	37,181	41,261	46,274	51,603	60,111	66,646
Gross profit	**3,743**	**3,794**	**4,918**	**6,298**	**8,526**	**8,521**
Distribution costs	3,242	3,624	4,244	4,615	5,515	6,107
Administrative expenses	1,250	1,211	1,360	1,422	1,589	1,705
Other operating income less other operating expenses	672	1,100	883	639	844	732
Financial result	313	510	811	1,066	949	1,080
Profit before tax	**236**	**569**	**1,008**	**1,966**	**3,215**	**2,522**
Income tax expense	159	397	661	1,270	2,068	1,678
Profit after tax	**77**	**172**	**347**	**696**	**1,147**	**844**
Cost of materials	**24,660**	**26,672**	**31,463**	**34,862**	**43,116**	**46,250**
Labour cost	**9,389**	**9,717**	**10,588**	**10,577**	**11,482**	**11,967**
Balance Sheet at December 31						
Non-current assets	16,040	16,288	18,480	20,204	23,466	28,171
of which leasing and rental assets	4,210	5,265	6,196	6,547	7,068	9,058
Current assets	25,264	26,572	29,733	31,667	36,473	38,860
Prepayments and deferred charges	154	128	139	95	63	87
Total assets	**41,458**	**42,988**	**48,352**	**51,966**	**60,002**	**67,118**
Capital and reserves	7,280	6,470	6,810	7,322	9,584	10,073
Provisions	14,520	16,229	18,420	19,134	20,674	21,569
Liabilities	19,071	19,339	21,472	24,022	28,227	33,529
Deferred income	587	950	1,650	1,488	1,517	1,946
Total equity and liabilities	**41,458**	**42,988**	**48,352**	**51,966**	**60,002**	**67,118**
Capital investments (excluding leasing and rental assets)	**2,889**	**3,509**	**4,470**	**5,033**	**7,114**	**7,537**
Additions to leasing and rental assets	**2,956**	**3,721**	**3,906**	**3,954**	**5,313**	**6,941**
Cash flow	**6,032**	**5,317**	**5,669**	**6,228**	**8,592**	**8,575**

IFRS[1)]

	2000	2001	2002	2003
Volume Data (thousands)				
Vehicle sales (units)	**5,165**	**5,107**	**4,996**	**5,016**
Germany	1,019	969	908	916
Abroad	4,146	4,138	4,088	4,100
Production (units)	**5,156**	**5,108**	**5,023**	**5,021**
Germany	1,830	1,886	1,781	1,740
Abroad	3,326	3,222	3,242	3,281
Employees (yearly average)	**322**	**324**	**324**	**335**
Germany	163	167	168	174
Abroad	159	157	156	161
Financial Data in million €				
Income Statement				
Sales revenue	**83,127**	**88,540**	**86,948**	**87,153**
Cost of sales	71,130	75,586	74,188	77,754
Gross profit Automotive Division	**11,997**	**12,954**	**12,760**	**9,399**
Gross Profit Financial Services Division	**1,213**	**1,328**	**1,238**	**1,261**
Distribution costs	7,080	7,554	7,560	7,846
Administrative expenses	2,001	2,154	2,155	2,274
Other operating income less other operating expenses	−105	850	478	1,240
Operating profit	**4,024**	**5,424**	**4,761**	**1,780**
Financial result	−305	−1,015	−775	−251
Profit before tax	**3,719**	**4,409**	**3,986**	**1,529**
Income tax expense	1,105	1,483	1,389	411
Profit after tax	**2,614**	**2,926**	**2,597**	**1,118**
Cost of materials	**57,578**	**58,144**	**56,563**	**59,423**
Labour cost	**12,691**	**13,213**	**13,313**	**13,878**
Balance Sheet at December 31				
Non-current assets	29,297	32,330	34,563	36,021
Leasing and rental assets	4,783	7,284	8,445	8,906
Current assets[2)]	58,186	64,432	65,615	73,932
Prepayments and deferred charges	299	378	273	277
Total assets	**92,565**	**104,424**	**108,896**	**119,136**
Capital and reserves	21,371	23,995	24,634	24,430
Minority interests	49	53	57	104
Provisions[2)]	23,223	24,081	24,907	25,282
Liabilities	47,718	56,010	58,965	68,998
Deferred income	204	285	333	322
Total equity and liabilities	**92,565**	**104,424**	**108,896**	**119,136**
Cash flows from operating activities	**9,210**	**10,038**	**10,460**	**8,717**
Cash flows from investing activities	**14,563**	**15,191**	**16,016**	**15,810**
Cash flows from financing activities	**4,751**	**6,983**	**4,623**	**11,423**

[1)] The financial statements drawn up in accordance with International Financial Reporting Standards (IFRS) are not comparable with figures prepared in accordance with the German Commercial Code (HGB).
[2)] Including deferred taxes.

SELECTED TERMS AT A GLANCE

Asset backed securities
Securities on which the payment claim is backed by receivables of the same kind (such as loan, lease or mortgage receivables), thereby providing the investors with collateral.

Beta factor
Measure of the systematic risk in a share, determined by the fluctuations of the share price relative to the stock market as a whole. Thus, the beta factor reflects the commercial risk that an investor takes when making an equity investment.

Capital Asset Pricing Model (CAPM)
A capital market model based on the Portfolio Theory, used to determine the cost of equity. The starting point in the model is the interest rate return on long-term federal bonds, increased by two risk components: a market risk premium that reflects the general risk of investing in the stock market and a company-specific risk premium determined using the beta factor.

Capital ratio
Ratio of shareholders' equity (excluding minority interests) to total capital and liabilities.

Commercial paper
A short-term bearer bond issued by a company, usually issued at a discount and repaid at nominal value.

Corporate governance
International term for the system by which companies are responsibly directed and controlled by the Management and Supervisory Boards, towards achieving long-term enhancement of value.

Cost of capital
The cost of equity and the cost of debt, weighted by the corresponding relative proportions of the total value of the company, result in the weighted average cost of capital after taxes. The market values of capital are relevant in weighting the costs.

Crossover model
Hybrid vehicle shape combining several different body variants.

Dow Jones Sustainability World Index (DJSI)
Index established jointly by Dow Jones & Company and the Swiss rating agency SAM Sustainable Asset Management for companies that are sector leaders in terms of economic, ecological and social sustainability.

Equity method of consolidation
The equity method of consolidation accounts for associates and joint ventures according to share of equity, so that the carrying amount of the investment is adjusted according to the share of change in capital and reserves of the associate or joint venture. The corresponding movement is recognized in the income statement of the Group.

Forward Sourcing
Process of selecting suppliers for new component developments, enabling the best development and production suppliers to be integrated at an early stage based on global enquiries and contracting.

FSI® technology (Fuel Stratified Injection)
Petrol direct injection technique developed by Volkswagen and Audi enabling improved performance and higher torque combined with fuel economy and lower emissions.

Global Compact
Initiative of the United Nations in which multinational companies voluntarily commit to ecologically and socially sustainable globalization. The aim is to further the implementation of new principles in the fields of human rights, working conditions and practices, and environmental protection worldwide.

Global Sourcing
Process of selecting suppliers, incorporating worldwide benchmarking, with a view to the continuous improvement of competitiveness in terms of quality, service and cost.

Gross cash flow
The sum total of funds generated, adjusted for changes to working capital, thus representing resources available to a company for long-term investment purposes.

Job Family
A living network of employees all along the product creation, manufacture and marketing process chain, brought together across the usual boundaries of hierarchy, brand, region and country.

MPV
Multi Purpose Vehicle

MSV
Multi Sport Vehicle

Price-earnings ratio
Ratio of the share price to the earnings per share. It indicates the valuation of a share on the stock market as a multiple of earnings.

Rating
Systematic appraisal of companies with regard to their credit-worthiness. The rating is expressed in terms of quality-classifications, defined differently by the various rating agencies.

Return on equity
Profit before tax relative to the average shareholders' equity.

Return on investment (ROI)
Period-specific return on the invested capital. It gives a comparative assessment of investment projects of different types and scales in terms of the yield on the capital tied up in them.

Stock market valuation
The number of ordinary and preferred shares (excluding treasury shares) multiplied by their quoted price at the end of the year.

SUV
Sports Utility Vehicle

Syndicated credit facility
Credit line that can be utilized by a company, made available by a consortium of banks in differing amounts and currencies and over varying terms.

Turntable concept
Manufacturing flexibility enabling the production of different models in variable daily volumes within a single plant as well as offering the facility to vary daily production volumes of one model between two or more plants.

IMPRINT

PUBLISHED BY
Volkswagen AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
38436 Wolfsburg
Germany
Phone + 49 5361 9-0
Fax + 49 5361 9-2 82 82

This Annual Report is published in English and German.
Both versions of the Report are available on the Internet:
www.volkswagen-ir.de

INVESTOR RELATIONS
Volkswagen AG
Investor Relations
Brieffach 1849
38436 Wolfsburg
Germany
Phone + 49 5361 9-4 98 43
Fax + 49 5361 9-3 04 11
E-mail investor.relations@volkswagen.de

Volkswagen AG
Investor Relations
17C Curzon Street
London W1J 5HU
Phone + 44 20 7290 7820
Fax + 44 20 7629 2405

CONCEPT AND DESIGN
Hilger & Boie GmbH, Wiesbaden

PRINTED BY
Kunst- und Werbedruck GmbH & Co KG, Bad Oeynhausen

ISSN 0933-7504/1058.809.477.20 Printed in Germany


GOLF